Exhibit 99.3

Notice of Annual Meeting of Shareholders and Management Proxy Circular Annual Meeting of Shareholders Tuesday, May 17, 2022

Message from our Chair

Dear Shareholder:

The annual meeting of shareholders of Nutrien Ltd. (Nutrien or the Corporation) will be held on May 17, 2022 at 3:30 p.m. (Saskatoon time). This year, shareholders will be able to participate in our annual meeting virtually via live online webcast at https://web.lumiagm.com/452406470 (password: nutrien2022). Shareholders participating virtually will still be able to submit questions and vote their shares while the meeting is being held. The vast majority of our shareholders vote in advance of the annual meeting by proxy using the various available voting channels, and we encourage shareholders to continue to vote in advance of the annual meeting by proxy.

Detailed instructions about how to participate virtually at the meeting and a description of the items of business to be considered at the meeting can be found in the accompanying notice of annual meeting of shareholders and management proxy circular. The board of directors of the Corporation has approved the contents and the dissemination of this circular.

We encourage you to vote on the items of business to be conducted at the meeting, which can easily be completed by following the instructions enclosed with this circular. In connection with the meeting, we will provide a business update.

Supporting growers in their pursuit to feed the future is ingrained in everything we do. Nutrien is helping growers around the world to do more, grow more, feed more – all in an increasingly innovative and sustainable way. We are uniquely positioned with a value enhancing business model that provides a clear path for superior returns for shareholders and delivering leading whole-acre solutions backed by world class assets, and we are shaping the agricultural landscape of tomorrow.

The board provides regular oversight on strategic priorities identified by management, evaluating organic and inorganic opportunities against the basic beliefs for our business and in the context of the risks that exist in our operating environment. Through this process, the board and management team ensure alignment on strategic priorities and capital allocation that will enhance the sustainability of the business and deliver the greatest long-term value for stakeholders. This includes a focus on integrating our key ESG risks and opportunities into our business planning and reporting activities.

All of our director nominees in 2022 come from diverse educational and professional backgrounds as detailed in their biographies starting on page 12. 45 percent of our nominees are under the age of 60, 45 percent reside outside of Canada and 36 percent are women. The talent and diversity of our nominees and their collective skills, perspectives, experience and expertise will continue to help Nutrien drive shareholder value at this important stage in its evolution.

We made the difficult decision to part ways with a Chief Executive Officer in early 2022 that was appointed to a two-year transition role. We recognize this decision and others related to executive leadership have created uncertainty. However, these changes have not distracted our team from delivering exceptional results and we are confident these decisions were both necessary and in the best long-term interest of the Corporation and its shareholders.

While we are in the midst of a comprehensive executive search, we have appointed Ken Seitz as interim Chief Executive Officer to lead Nutrien. We believe he has the global experience and leadership capabilities to succeed. We are highly confident that Ken and the management team will deliver on the opportunities created by attractive market fundamentals and vigorously pursue the company’s strategic priorities, in accordance with our core values of safety and integrity.

Many of our public documents are available on our website under “Investors” at www.nutrien.com. We encourage you to visit our website for information about our company. To ensure you receive all the latest news on the Corporation, you can use the “email alerts” subscribe feature on the Corporation’s website. Additional information relating to the Corporation is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov/edgar.shtml.

We thank you for your ongoing support of Nutrien.

Yours sincerely,

Russell Girling

Chair of the Board

March 28, 2022

Notice of Meeting

The annual meeting of

shareholders of Nutrien Ltd.

will be held:

Virtually via live online

webcast at

https://web.lumiagm.com/
452406470
(password: nutrien2022)

When:

Tuesday, May 17, 2022
3:30 p.m. (Saskatoon time)

Items of business

The following items of business will be covered, as more fully described in the accompanying management proxy circular:

1.  Receive our audited annual consolidated financial statements and the auditor’s reports thereon for the year ended December 31, 2021;

2.  Elect the directors;

3.  Re-appoint the auditor for the 2022 financial year;

4.  Vote on a non-binding advisory basis on a resolution to accept the Corporation’s approach to executive compensation; and

5.  Transact any other business as may properly be brought before the meeting or any adjournment or postponement of the meeting.

Who has the right to receive notice and vote

You are entitled to receive notice of and to vote at the meeting if you are a shareholder of record at the close of business on March 28, 2022.

Virtual format

This year, shareholders will be able to participate in our annual meeting virtually via live online webcast at https://web.lumiagm.com/452406470 (password: nutrien2022). Shareholders participating virtually will be able to make motions, raise points of order, submit questions and vote their shares while the meeting is being held. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting virtually as guests, but guests will not be able to vote or submit questions at the meeting.

Your vote is important

The accompanying management proxy circular includes important information about the meeting and the voting process. Please read it carefully and remember to vote.

To be used at the meeting, completed proxies must be returned to Computershare Investor Services Inc. (Computershare), Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or via internet at www.investorvote.com, no later than 3:30 p.m. (Saskatoon time) on May 13, 2022 or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

Non-registered (beneficial) shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

Shareholders who wish to appoint a third-party as their proxyholder (i.e., persons other than the persons designated by Nutrien on the form of proxy or identified on their voting instruction form (including a non-registered shareholder who wishes to appoint themselves as proxyholder)) must carefully follow the instructions in the management proxy circular and on their form of proxy or voting instruction form. If your proxyholder will be attending the meeting virtually, these instructions include the additional step of registering such proxyholder with our transfer agent, Computershare, after submitting their form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username that will act as their online sign-in credentials, which is required for them to vote at the meeting and, consequently, only being able to attend the meeting online as a guest. Non-registered shareholders located in the United States must also provide Computershare with a duly completed legal proxy if they wish to vote virtually at the meeting or appoint a third-party as their proxyholder.

Notice and access

We are using “notice and access” to deliver our meeting materials. Accordingly, this notice of meeting and the accompanying management proxy circular, and our audited annual financial statements for the financial year ended December 31, 2021, along with the related management discussion and analysis, have been posted on our website at www.nutrien.com/investors/notice-and-access and under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Questions

If you have any questions or need assistance to vote, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by toll-free telephone in North America at 1-866-581-0507 or collect call at 1-416-867-2272 outside North America, or by email at contactus@kingsdaleadvisors.com.

By Order of the Board of Directors

Robert A. Kirkpatrick, Q.C.

Corporate Secretary

March 28, 2022

Voting Instructions

TO BE COUNTED PROXIES MUST BE RECEIVED NO LATER THAN 3:30 P.M. (SASKATOON TIME) ON FRIDAY, MAY 13, 2022.

In order to ensure that your proxy is received in time for Nutrien’s annual meeting of shareholders to be held on Tuesday, May 17, 2022, we recommend that you vote in the following ways:

BENEFICIAL SHAREHOLDERS If your shares are held with a broker, bank or other intermediary.	Go to www.proxyvote.com and enter your 16-digit control number located on your voting instruction form.

Canadian:

Call 1-800-474-7493

U.S.:

Call 1-800-454-8683 and provide your 16-digit control number located on your voting instruction form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your voting instruction form as your proxyholder.

		Canadian: Fax your voting instruction form to 1-905-507-7793 or toll-free to 1-866-623-5305 in order to ensure that your vote is received before the deadline. U.S.: N/A	Complete, sign and date your voting instruction form and return it in the envelope provided.

REGISTERED SHAREHOLDERS If your shares are held in your name and represented by a physical certificate or Direct Registration System advice.	Go to www.investorvote.com and follow the instructions. You will need your 15-digit control number, which is on your proxy form.

Call 1-888-732-VOTE (8683) from a touch-tone phone and follow the voice instructions. You will need your 15-digit control number, which is on your proxy form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

		Complete, sign and date your proxy form and send it by fax to Computershare at 1-866-249-7775.	Complete, sign and date your proxy form and return it to Computershare, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 in the envelope provided.

Shareholders who wish to appoint a third-party as their proxyholder (i.e., persons other than the persons designated by Nutrien on the form of proxy or identified on the voting instruction form (including a non-registered shareholder who wishes to appoint themselves)) to represent them at the meeting MUST submit their form of proxy or voting instruction form, appointing that proxyholder.

If your proxyholder will be attending the meeting virtually you MUST also register that proxyholder by visiting http://www.computershare.com/Nutrien by 3:30 p.m. (Saskatoon time) on May 13, 2022 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting, and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username that will act as their online sign-in credentials, which is required for them to vote at the meeting. See “Voting by Proxy” for additional information on registering proxyholders.

Management Proxy Circular

This circular, dated March 28, 2022, solicits proxies by or on behalf of management of Nutrien Ltd. for use at the annual meeting of shareholders to be held on Tuesday, May 17, 2022 at 3:30 p.m. (Saskatoon time), or any adjournment or postponement of the meeting, for the purposes set forth in the accompanying notice of meeting. The meeting will be held virtually via live online webcast at https://web.lumiagm.com/452406470 (password: nutrien2022). A summary of the information shareholders will need to attend the meeting online is provided below.

In this circular, unless the context requires otherwise:

•	Agrium means Agrium Inc., one of Nutrien’s legacy entities;

•	circular means this management proxy circular, including the schedules to this circular;

•	common shares means common shares of Nutrien;

•	meeting or 2022 annual meeting means the annual meeting of shareholders of Nutrien to be held on Tuesday, May 17, 2022, or any adjournment or postponement of the meeting;

•

notice of meeting means the notice sent to shareholders of Nutrien showing the date and time of the meeting, and the link to this circular and other meeting materials posted on SEDAR and at www.nutrien.com/investors/notice-and-access;

•	Nutrien, the Corporation, we, us or our means Nutrien Ltd.;

•	NYSE means the New York Stock Exchange;

•	PotashCorp means the Potash Corporation of Saskatchewan Inc., one of Nutrien’s legacy entities;

•	shareholders or you means the holders of common shares of Nutrien; and

•	TSX means the Toronto Stock Exchange.

SECTION ONE: VOTING INFORMATION

1	Voting Shares
5	Proxies
7	Other Information

SECTION TWO: BUSINESS OF THE MEETING

8	Matters to be Voted On
8	Election of Directors
8	Financial Statements
8	Re-Appointment of Auditor
9	Advisory Vote on Executive Compensation

SECTION THREE: BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

10	Key Information About Our Board
12	About Our Nominees
17	Our Corporate Governance
23	Our Board
27	Committees of the Board
32	Director Compensation Program
34	2021 Summary of Director Compensation

SECTION FOUR: EXECUTIVE COMPENSATION

40	Compensation Discussion & Analysis
40	Named Executive Officers
40	Compensation Principles
44	Compensation Framework
49	2021 Annual Incentive Plan Decisions
52	Long-Term Incentive Program
56	2021 Executive Compensation
60	Number of Securities Issuable and Issued as at December 31, 2021
60	Retirement Arrangements
63	Employment Agreements, Termination & Change of Control

SECTION FIVE: GENERAL INFORMATION

67	Indebtedness of Directors, Officers and Employees
67	Interest of Informed Persons in Material Transactions
67	Shareholder Proposals
67	Advance Notice By-Law
67	Shareholder and Other Stakeholder Engagement
68	Contacting the Board
69	Legal Advisories
71	Directors’ Approval

SCHEDULES

A-1	Schedule A – HR&C Committee Work Plan
B-1	Schedule B – Summary of Nutrien Long-Term Incentive Plans
C-1	Schedule C – Summary of Agrium Legacy Long-term Incentive Plans
D-1	Schedule D – Summary of PotashCorp Legacy Long-term Incentive Plans
E-1	Schedule E – Board Orientation and Continuing Education

Section One: Voting Information

Voting Shares	WHERE TO FIND IT

Who Can Vote

You have one vote per common share held on March 28, 2022, the record date.

Outstanding Common Shares

There were 552,506,884 common shares outstanding on March 28, 2022, the record date.

Principal Shareholders

As of the record date, to the knowledge of Nutrien’s directors and executive officers, there are no shareholders that beneficially own, control, or direct, directly or indirectly, common shares carrying more than 10 percent of the votes attached to the common shares that may be voted at the meeting.

Quorum

A quorum for the transaction of business at the meeting is two shareholders present including by duly appointed proxy, together holding or representing not less than 33 percent of the votes attached

	Voting Shares	1
	Who Can Vote	1
	Outstanding Common Shares	1
	Principal Shareholders	1
	Quorum	1
	Notice and Access	1
	Attending the Meeting Virtually	2
	How to Vote	2
	Questions	5
	Proxies	5
	Persons Making the Solicitation	5
	Voting by Proxy	5
	Depositing Proxies	6
	Exercise of Discretion by Proxyholder	6
	About our Shareholder Advisory and Proxy Solicitation Agent	6
	Other Information	7
	Additional Information	7
	Currency	7
	Date of Information	7
	Non-IFRS Financial Measures	7

to the common shares that may be voted at the meeting. If a quorum is present at the opening of the meeting, shareholders present may proceed with the business of the meeting even if a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting or within a reasonable time thereafter, as the shareholders may determine, the shareholders present or represented may adjourn the meeting to a fixed time and place, but shareholders may not transact any other business.

Notice and Access

As permitted by Canadian securities regulatory authorities and pursuant to exemptions from the sending of financial statements and proxy solicitation requirements granted by the Director of Corporations Canada, we are using notice and access to deliver our meeting materials, including this circular and our 2021 audited consolidated annual financial statements and related management’s discussion and analysis, to both our non-registered (beneficial) shareholders and registered shareholders. This means that our meeting materials are posted online for shareholders to access, instead of being mailed to shareholders. Notice and access reduces printing and mailing costs and is more environmentally friendly as it uses less materials and energy consumption.

You will receive a package in the mail which will include a form of proxy or voting instruction form, with instructions on how to vote your common shares and access the meeting materials electronically.

You may also request a paper copy of the meeting materials at no cost to you at any time prior to the meeting by contacting our transfer agent, Computershare (in the case of registered shareholders), by phone at 1-866-962-0498 (toll-free within Canada and the U.S.) or 514-982-8716 (outside Canada and the U.S.) or Broadridge Investor Communications Solutions (in the case of non-registered (beneficial) shareholders) by going to proxyvote.com or by phone at 1-877-907-7643 (toll-free within Canada and the U.S.) or 303-562-9305 (English) or 303-562-9306 (French) (outside Canada and the U.S.). If you are a registered or non-registered (beneficial) shareholder and have previously provided standing instructions indicating that you wish to receive paper copies of the meeting materials, you may revoke your instructions by calling Computershare at the number above.

If you request a paper copy of the meeting materials, you will not receive a new form of proxy or voting instruction form. Therefore, you should keep the original form sent to you in order to vote your common shares.

See “Other Information – Additional Information” if you would like to access the meeting materials and other information electronically or at any time after the meeting.

VOTING INFORMATION

Attending the Meeting Virtually

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at our annual meeting online at https://web.lumiagm.com/452406470 (password: nutrien2022). Such persons may enter the meeting by clicking “I have a username” and entering a valid control number (which acts as the username), or in the case of duly appointed proxyholders their provided username, and the Password: nutrien2022 (case sensitive) before the start of the meeting. Guests, including non-registered (beneficial) shareholders who have not duly appointed themselves as a proxyholder, can login to the meeting by clicking “I am a guest” and completing the online form. Guests will be able to listen to the meeting, but will not be able to ask questions or vote at the meeting. See “How to Vote” for additional information on voting at the meeting and “Voting by Proxy” for additional information on appointing yourself as a proxyholder and registering with Computershare.

If you attend the meeting virtually, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the meeting. The meeting will begin promptly at 3:30 p.m. (Saskatoon time) on May 17, 2022, unless otherwise adjourned or postponed. Online check-in will begin one hour prior to the meeting, at 2:30 p.m. (Saskatoon time). You should allow ample time for online check-in procedures. Should you have any questions or require assistance, please contact Lumi at support-ca@lumiglobal.com. Technical support will only be available once online check-in begins, one hour prior to the meeting, at 2:30 p.m. (Saskatoon time).

How to Vote

How you vote depends on whether you are a non-registered (beneficial) or registered shareholder. You are a non-registered (beneficial) shareholder if the shares you own are registered for you in the name of an intermediary such as a bank, trust company, securities broker or other nominee. You are a registered shareholder if the shares you own are registered directly in your name. You can vote online at the meeting or you can appoint someone to attend the meeting online and vote your shares for you (called voting by proxy). Please read these instructions carefully.

	Non-registered (beneficial) shareholders	Registered shareholders

Are you a registered or beneficial shareholder?

Your intermediary has sent you a notice and access notice and voting instruction form. We may not have records of your shareholdings as a non-registered (beneficial) shareholder, so you must follow the instructions from your intermediary to vote.

We have sent you a notice and access notice and proxy form. A proxy is a document that authorizes someone else to attend the meeting online and vote for you.

If you want to attend the meeting virtually and vote online

If you wish to vote at the meeting online, you have to appoint yourself as proxyholder by inserting your own name in the space provided for appointing a proxyholder and must follow all of the applicable instructions, including the deadline, provided by your intermediary.

If you do not duly appoint yourself as proxyholder then you will not be able to ask questions or vote at the meeting, but will be able to attend the meeting online as a guest. This is because we and our transfer agent, Computershare, do not have a record of the non-registered shareholders, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder. Guests will be able to listen to the meeting, but will not be able to vote or submit questions at the meeting.

Do not complete the proxy form or return it to us. Simply login to the meeting and complete a ballot online during the meeting.

The control number located on the proxy form or in the email notification you received is your username for purposes of logging in to the meeting. See “Attending the Meeting Virtually” for additional information on how to login to the meeting.

VOTING INFORMATION

	Non-registered (beneficial) shareholders	Registered shareholders

Computershare will provide you with a control number that will act as your online username and sign-in credentials by email after the proxy voting deadline has passed and you have been duly appointed. You must register with Computershare by visiting https://www.computershare.com/Nutrien by 3:30 p.m. (Saskatoon time) on May 13, 2022 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting, and provide Computershare your contact information so that Computershare may provide you with a control number via email after the proxy voting deadline has passed. This control number is your username for purposes of logging in to the meeting. See “Attending the Meeting Virtually” for additional information on how to login to the meeting and “Voting by Proxy” for additional information on appointing yourself as proxyholder and registering with Computershare.

If you do not plan to attend the meeting virtually

Complete the voting instruction form and return it to your intermediary.

You can either mark your voting instructions on the voting instruction form or you can appoint another person (called a proxyholder) to attend the meeting online and vote your shares for you.

If you appoint a proxyholder other than the individuals designated by Nutrien on the voting instruction form such proxyholder will only be able to attend the meeting virtually, you must submit your voting instruction form appointing that proxyholder. You must register that proxyholder by visiting https://www.computershare.com/Nutrien by 3:30 p.m. (Saskatoon time) on May 13, 2022 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting, and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Computershare will then provide the proxyholder with a username by email after the proxy voting deadline has passed. This username will provide the proxyholder with access to the meeting. See “Attending the Meeting Virtually” for additional information on how to login to the meeting and “Voting by Proxy” for additional information on appointing and registering a proxyholder with Computershare.

You can either mark your voting instructions on the proxy form and return it to Computershare using one of the methods outlined below or you can appoint another person (called a proxyholder) to attend the meeting online and vote your shares for you.

If you appoint a proxyholder other than the individuals designated by Nutrien on the proxy form and such proxyholder will be attending the meeting virtually, you must submit your proxy form appointing that proxyholder. You must register that proxyholder by visiting https://www.computershare.com/Nutrien by 3:30 p.m. (Saskatoon time) on May 13, 2022 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting, and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Computershare will then provide the proxyholder with a username by email after the proxy voting deadline has passed. This username will provide the proxyholder with access to the meeting. See “Attending the Meeting Virtually” for additional information on how to login to the meeting and “Voting by Proxy” for additional information on appointing and registering a proxyholder with Computershare.

VOTING INFORMATION

	Non-registered (beneficial) shareholders	Registered shareholders
Returning the proxy form

The voting instruction form tells you how to return it to your intermediary.

Remember that your intermediary must receive your voting instructions in sufficient time to act on them, generally one day before the proxy deadline below.

Computershare must receive your voting instructions from your intermediary no later than the proxy deadline, which is 3:30 p.m. (Saskatoon time) on Friday, May 13, 2022.

The proxy form tells you how to submit your voting instructions.

Computershare must receive your proxy, including any amended proxy, no later than the proxy deadline which is 3:30 p.m. (Saskatoon time) on Friday, May 13, 2022.

You may return your proxy in one of the following ways:

•   by mail, in the envelope provided;

•   by fax, to 1-866-249-7775;

•   using the internet, at: www.investorvote.com and follow the instructions online; or

•   by telephone, call 1-866-732-VOTE (8683) (in Canada and the U.S.) from a touch-tone phone and follow the voice instructions. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

Changing your mind	If you have provided voting instructions to your intermediary and change your mind about how you want to vote, or you decide to attend the meeting virtually and vote online, contact your intermediary to find out what to do.

If you want to revoke your proxy, you must deliver a signed written notice specifying your instructions to one of the following:

•   our Corporate Secretary, by depositing an instrument in writing at our registered head office at the following address any time up to and including the last day (excluding Saturdays, Sundays and holidays) before the meeting:

Nutrien Ltd.

Suite 1700, 211-19th Street East, Saskatoon, SK, S7K 5R6

Attention: Corporate Secretary

Email: corporatesecretary@nutrien.com

•   the chair of the meeting, before the meeting starts or any adjourned or postponed meeting reconvenes.

The instrument in writing can be from you or your attorney, if he or she has your written authorization. If the common shares are owned by a corporation, partnership, trust or other legal entity the instrument in writing must be from its authorized officer, representative or attorney. You can also revoke your proxy in any other way permitted by law.

If you login to the meeting online using your control number and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote online by ballot.

VOTING INFORMATION

Questions

If you have any questions or need help voting, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by toll-free telephone in North America at 1-866-581-0507 or collect call at 1-416-867-2272 outside North America, or by email at contactus@kingsdaleadvisors.com.

Proxies

Persons Making the Solicitation

This solicitation is made on behalf of management of the Corporation. In addition to soliciting proxies by this circular, directors, officers, employees and agents of the Corporation may solicit proxies personally, by telephone or by other means of communication. All costs of soliciting and preparing the notice and access notice, the notice of meeting, this circular and the proxy, as well as mailing the notice and access notice and the form of proxy or voting instruction forms will be paid by us. All applicable meeting related materials sent to beneficial holders will be indirectly forwarded to non-registered (beneficial) shareholders at the Corporation’s cost.

Voting by Proxy

The persons named in the proxy are directors and/or executive officers of the Corporation. You have the right to appoint another person or company (who need not be a shareholder) to represent you at the meeting (a “third-party proxyholder”). If you appoint a third-party proxyholder, please make them aware that they must attend the meeting online for your vote to count.

The following applies to shareholders who wish to appoint a third-party proxyholder, including non-registered shareholders who wish to appoint themselves as proxyholder, to attend, participate and vote at the meeting online.

Shareholders who wish to appoint a third-party proxyholder to represent them at the meeting virtually MUST submit their form of proxy or voting instruction form (as applicable), appointing that third-party proxyholder AND register that third-party proxyholder online, as described below. Registering your third-party proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username that will act as their online sign-in credentials and is required for them to vote at the meeting.

✓

Step 1: Submit your form of proxy or voting instruction form: To appoint a third-party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form and follow the instructions for submitting such proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

✓

Step 2: Register your proxyholder: To register a third-party proxyholder, shareholders must visit http://www.computershare.com/Nutrien by 3:30 p.m. (Saskatoon time) on May 13, 2022, or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting, as applicable, and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to vote at the meeting and will only be able to participate as a guest virtually at the meeting online.

If you are a non-registered (beneficial) shareholder and wish to vote at the meeting virtually, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary and follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder online, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary.

If you are a non-registered (beneficial) shareholder located in the United States and wish to vote at the meeting or, if permitted, appoint a third-party as your proxyholder, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining

VOTING INFORMATION

a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare by email at uslegalproxy@compuershare.com or by mail to: Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. Submissions must be labeled “Legal Proxy” and received no later than the voting deadline of 3:30 p.m. (Saskatoon time) on May 13, 2022, or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting, as applicable. Requests for registration from non-registered shareholders located in the United States that wish to vote at the meeting virtually, or if permitted, appoint a third-party as their proxy holder MUST be made by visiting http://www.computershare.com/Nutrien by 3:30 p.m. (Saskatoon time) on May 13, 2022 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting, and provide Computershare the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email no later than 3:30 p.m. (Saskatoon time) on May 13, 2022 so that Computershare may provide the holder of legal proxy a username via email that will act as their online sign-in credentials. Without a username the legal proxy holder will only be able to log in to the meeting virtually as a guest and will not be able to vote.

Depositing Proxies

If you want to vote by proxy you must ensure that your proxy is deposited so that it arrives by 3:30 p.m. (Saskatoon time) on Friday, May 13, 2022 or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

The Corporation may use the Broadridge QuickVote™ service to help non-registered shareholders vote their shares. Non-registered shareholders are contacted by Kingsdale Advisors to conveniently obtain voting instructions directly over the telephone. Broadridge Financial Solutions then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting shares to be represented at the meeting.

Exercise of Discretion by Proxyholder

The persons named in the proxy must vote for or against, or withhold from voting, in accordance with your instructions on the proxy. If you specify a choice with respect to any matter to be voted upon, your common shares will be voted accordingly.

The persons named in the proxy have authority to vote in accordance with their discretion on any amendments or variations of the matters of business to be acted on at the meeting or any other matters properly brought before the meeting, to the extent permitted by law, whether or not the amendment, variation or other matter is routine and whether or not the amendment, variation or other matter is contested.

As of the date of this circular, the Corporation does not know of any such amendment, variation or other matter.

If you appoint the proxyholders named in the proxy, but do not tell them how you want to vote your common shares, your common shares will be voted:

FOR electing each director nominee listed in this circular;

FOR re-appointment of KPMG LLP, chartered accountants, as auditor of the Corporation; and

FOR the non-binding advisory vote on our approach to executive compensation.

About our Shareholder Advisory and Proxy Solicitation Agent

Kingsdale Advisors has been retained by the Corporation as our strategic shareholder advisor and proxy solicitation agent in connection with the solicitation of proxies for the meeting. Kingsdale Advisors will receive a fixed fee of CAD$31,500, plus disbursements and a telephone call fee from the Corporation for its solicitation services. Kingsdale Advisors may also receive additional fees from the Corporation for their other services. The contact information for Kingsdale Advisors is set out on the last page of this circular.

VOTING INFORMATION

Other Information

Additional Information

Financial and other information about the Corporation is available under Nutrien’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Certain information is also available on our website at www.nutrien.com.

In addition, any shareholder who would like to receive a copy of this circular, our 2021 annual report or our 2021 environmental, social and governance report may do so free of charge by contacting our registered head office at the following address:

Nutrien Ltd.
Suite 1700, 211- 19th Street East Saskatoon, SK Canada S7K 5R6
Attention:	Corporate Secretary
Email:	corporatesecretary@nutrien.com

Any documents referred to in this circular, and any information or documents available on SEDAR, EDGAR or any other website including our own, are not incorporated by reference into this circular unless otherwise specified.

Currency

All references to $, U.S.$ or other dollar amounts are to U.S. dollars unless otherwise specified. All references to CAD$ are to Canadian dollars.

Date of Information

The information contained in this circular is given as of March 28, 2022, unless otherwise specified.

Non-IFRS Financial Measures

In this circular, we use certain financial measures (non-IFRS financial measures) that are not prescribed by, and do not have standardized meaning under, International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. Certain financial measures used in this circular, including “adjusted net earnings per share”, “adjusted cash from operations”, “potash cash cost of product manufactured per tonne”, and “cash selling, general and administrative expenses (excluding Retail)”, are non-IFRS financial measures or non-IFRS ratios. Please see “Non-IFRS Financial Measures Advisory” on page 69 for more information about these measures and why they are used.

Section Two: Business of the Meeting

Matters to be Voted On	WHERE TO FIND IT

You will be asked to vote on the following items of business: 1. the election of each director; 2. the re-appointment of the auditor; 3. our approach to executive compensation, on a non-binding advisory basis; and 4. such other business as may properly be brought before the meeting.	Matters to be Voted On	8
	Election of Directors	8
	Financial Statements	8
	Re-Appointment of Auditor	8
	Advisory Vote on Executive Compensation	9

Election of Directors

There are 11 directors standing for election to the board for a one-year term ending at the next annual meeting. Shareholders can vote for, or withhold their vote from, each individual nominee. If a nominee does not receive a majority of votes for, our Director Majority Voting Policy applies.

If there are more nominees for election as directors of the Corporation than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed, subject to our Director Majority Voting Policy.

See “Section Three: Board of Directors and Corporate Governance” for information about our nominees and the Director Majority Voting Policy.

The board unanimously recommends that shareholders vote FOR the election of each director nominee listed in this circular. Unless instructed otherwise, the persons named in the proxy will vote FOR the election of all of such directors.

Financial Statements

Our 2021 audited consolidated financial statements and the auditor’s report on those financial statements will be placed before the meeting.

We are using notice and access, which means that the 2021 audited consolidated financial statements and the auditor’s report thereto are being posted online for shareholders to access. Instead of receiving a paper copy of the 2021 audited consolidated financial statements in the mail, you will receive a notice with instructions indicating how you can access those documents electronically, as well as how to request a paper copy. The 2021 audited consolidated financial statements and the auditor’s report on those financial statements are available on our website at www.nutrien.com/investors/notice-and-access and under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Shareholders may request to receive paper copies at no charge by following the instructions on the notice and access notice.

Re-Appointment of Auditor

KPMG LLP has acted as Nutrien’s sole external auditor since the Corporation’s 2018 annual meeting of shareholders, prior to which time KPMG LLP and Deloitte LLP were dual auditors of the Corporation.

The board unanimously recommends that shareholders vote FOR the re-appointment of KPMG LLP, Chartered Accountants, as our external auditor, to hold office until our next annual meeting. Unless instructed otherwise, the persons named in the proxy will vote FOR the re-appointment of KPMG LLP.

The re-appointment of KPMG LLP as our external auditor was approved by over 99 percent of votes cast at the Corporation’s 2021 annual meeting of shareholders.

Our Pre-Approval for Audit and Non-Audit Services Policy specifies the scope of permitted non-audit services provided by our external auditor so that their independence is not compromised by other services.

All audit and permitted non-audit services provided by our external auditor are pre-approved by the Audit Committee and reviewed on a quarterly basis to determine whether these services affect our external auditor’s independence. All services

BUSINESS OF THE MEETING

performed by our auditor in 2021 complied with the Pre-Approval Policy for Audit and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

The following table sets out the following fees for professional services billed by KPMG LLP.

Year	2021	2020 (Restated)(1)

Category

Audit Fees(2)	$8,167,000	$6,477,700

Audit-Related Fees(3)	$236,200	$133,600

Tax Fees(4)	$191,100	$132,700

All Other Fees(5)	$31,500	$239,200

Total	$8,625,800	$6,983,200

Notes:

(1)	2020 fee disclosure – the comparative amounts have been restated to reflect fees billed in 2020 fiscal year.

(2)

For professional services rendered by KPMG LLP for the integrated audit of the Corporation’s annual financial statements, interim review of the Corporation’s interim financial statements, and audits of statutory financial statements of international subsidiaries.

(3)

For professional services rendered by KPMG LLP for specified audit procedures regarding financial assurances issued to certain government agencies, and services which are reasonably related to the performance of the audit of the Corporation’s financial statements and are not included in Audit Fees, and 2021 assurance advisory services over greenhouse gas emission and sustainability reporting. These amounts were reported in other fees in 2020.

(4)

For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning; review of tax filings; assistance with the preparation of tax filings; tax advice relating to asset dispositions; and other tax planning, compliance, and transaction services. These amounts include fees paid to KPMG LLP specifically for tax compliance and preparation services rendered in 2021 and 2020 in the amount of $181,000 and $122,300, respectively.

(5)

For professional services rendered by KPMG LLP for a cybersecurity maturity assessment, real-time assessment of a system implementation, and 2020 assurance advisory services over greenhouse gas emission and sustainability reporting.

Advisory Vote on Executive Compensation

The board governs executive compensation by means of carefully considered principles, programs and policies, and a rigorous compensation decision process.

The board believes it is essential for shareholders to be well informed of the Corporation’s approach to executive compensation and strives to communicate our approach in a manner that is easily understood by shareholders. The board also believes in shareholder engagement and offers shareholders a non-binding advisory vote on executive compensation as part of the Corporation’s outreach strategy. This is reinforced by our Say on Pay and Shareholder Engagement Policy.

Our approach to executive compensation was approved by over 94 percent of votes cast at the Corporation’s 2021 annual meeting of shareholders.

Accordingly, the board has determined to provide shareholders with the opportunity to vote FOR or AGAINST our approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept Nutrien’s approach to executive compensation as described in the Corporation’s management proxy circular for the annual meeting of shareholders of the Corporation scheduled to be held on May 17, 2022.”

As this is an advisory vote, the results will not be binding upon the board. However, the board will consider the outcome of the vote as part of its ongoing review of executive compensation and, if there is a significant proportion of votes against the “Say on Pay” resolution, the board will take steps to better understand any shareholder concerns that might have influenced the voting. We have carefully reviewed our compensation benchmarking practices and relevant disclosures to identify and execute our approach to executive compensation.

The board unanimously recommends that the shareholders vote FOR the approach to executive compensation described in this circular. Unless instructed otherwise, the persons named in the proxy will vote FOR the approach to executive compensation described in this circular.

See “Section Five: General Information – Shareholder Engagement and Contacting the Board” for more information about our Say on Pay and Shareholder Engagement Policy.

Section Three: Board of Directors and Corporate Governance

Key Information About Our Board

This year, 11 candidates have been nominated for election to the board for a one-year term that expires at the next annual meeting. We have one nominee to be elected for the first time at this annual meeting. The other 10 nominees were all elected at the Corporation’s 2021 annual meeting. We believe that each nominee will be able to serve as a director, and has the right skills, perspectives, experience and expertise necessary for proper oversight and effective decision-making.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Changes in Our Board and Leadership Structure

We are currently in the midst of a Chief Executive Officer succession process following our January 4, 2022 announcement of the departure of Mayo Schmidt who left his position as President, Chief Executive Officer and director of Nutrien upon request of the board. Mr. Schmidt was appointed as the now former President and Chief Executive Officer on April 18, 2021 following a change in executive leadership. The board appointed Russ Girling, former President and Chief Executive Officer of TC Energy, as the new chair of the board effective the same date. The board is working with an executive search firm to conduct a global search to select a long-term leader, which will consider internal and external candidates. Ken Seitz, former Executive Vice President and Chief Executive Officer of Potash, is acting as Nutrien’s interim Chief Executive Officer.

Composition of Nominees

For more information about board tenure, succession planning and our Board Diversity Policy, see pages 18, 19 and 21. 100% of our nominees are independent.

Board and Committee Attendance

	Number of Meetings Held During 2021	Average Director Attendance
Board	9	100%
Corporate Governance & Nominating Committee (CG&N Committee)	4	100%
Audit Committee	5	100%
Human Resources & Compensation Committee (HR&C Committee)	6	100%
Safety & Sustainability Committee (S&S Committee)	4	100%

Under our Corporate Governance Framework, as well as our board charter and each of our committee charters, independent directors meet separately at each board and committee meeting without any members of management present. The presiding director at these sessions of the board and committees is the board chair or committee chair, as applicable, or, in his or her absence, a director selected by those board or committee members present, as applicable.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

About Our Nominees

Age: 60 Calgary, Alberta, Canada Director since: 2018(1) Independent Key Skills and Experience • Finance / Audit & Risk • Mergers & Acquisitions • Strategy

Christopher M. Burley

Christopher Burley is a Corporate Director and the former Managing Director and Vice Chairman of Energy for Merrill Lynch Canada Inc., an investment banking firm. He serves as the Chairman of WestJet Airlines, an Onex Corporation portfolio company and also is a member of the ICD Climate Strategy Advisory Board. Mr. Burley is a graduate of the Institute of Corporate Directors’ Directors Education Program. He holds a Bachelor of Science with a Certificate of Honours Standing (Geophysics) and a Master of Business Administration from Western University. Mr. Burley’s extensive experience in investment banking at a leading global firm allows Mr. Burley to provide the board with important insight to strategic and corporate development matters, including the identification and assessment of opportunities and risks associated with Nutrien’s M&A and other strategic initiatives.

	Board & Committee Membership	2021 Meeting Attendance
	Board of Directors	9 of 9
	Audit Committee	5 of 5
	CG&N Committee	4 of 4
	2021 Annual Meeting Results	Percentage of Votes Cast For Nominee
	2021	99.46%
	Equity Ownership Interest as of December 31, 2021
	Common Shares	32,000
	DSUs	21,729
	Total Value of Securities Held(2)	$4,040,420
	Director Equity Ownership Requirement ($720,000)(3)	✓
	Other Public Issuer Directorships During the Last Five Years
	WestJet Airlines Ltd., an airline company (TSX)(4)	2015 to present (Chair, 2019 – present)
	Potash Corporation of Saskatchewan Inc. (TSX, NYSE)	2009 to 2018

Age: 63 New York, New York, United States Director since: 2018(1) Independent Key Skills and Experience • Finance / Audit & Risk • Mergers & Acquisitions • International Business

Maura J. Clark

Maura Clark is a Corporate Director and the former President of Direct Energy Business, the commercial and industry energy business unit of Direct Energy L.P., a North American energy and energy-related services provider formerly owned by Centrica plc. Previously she was Executive Vice President of North American Strategy and Mergers and Acquisitions for Direct Energy. She is a director of Fortis Inc., Newmont Corporation, and is a board member of Sanctuary for Families. Ms. Clark is a designated Chartered Professional Accountant and holds a Bachelor of Arts (Economics) from Queen’s University. Ms. Clark’s finance and retail energy experience provides our board with a unique and varied skillset and allows Ms. Clark to provide strong leadership as chair of Nutrien’s audit committee, a role she has held since Nutrien’s inception as a public company.

	Board & Committee Membership	2021 Meeting Attendance
	Board of Directors	9 of 9
	Audit Committee (Chair)	5 of 5
	HR&C Committee	6 of 6
	2021 Annual Meeting Results	Percentage of Votes Cast For Nominee
	2021	98.79%
Equity Ownership Interest as of December 31, 2021
	Common Shares	5,230
	DSUs	18,799
	Total Value of Securities Held(2)	$1,806,980
	Director Equity Ownership Requirement ($720,000)(3)	✓
Other Public Issuer Directorships During the Last Five Years
	Newmont Corporation, a gold mining company (TSX, NYSE)	2020 to present
	Fortis Inc., an electric and gas utility company (TSX)	2015 to present
	Garrett Motion Inc., an automotive parts company (NYSE)(5)	2018 to 2021
	Agrium Inc. (TSX, NYSE)	2016 to 2018

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Age: 59 Calgary, Alberta, Canada Director since: 2018(1) Independent Key Skills and Experience • Mining & Exploration; Energy • Distribution • Public Policy & External Relations

Russell K. Girling

Russ Girling is Chair of Nutrien. He is also the former President and Chief Executive Officer of TransCanada Pipelines Limited and TC Energy Corporation, a North American energy infrastructure company. He is a member of the U.S. National Petroleum Council, the U.S. Business Roundtable and serves as a director of the American Petroleum Institute, Suncor Inc., the Business Council of Canada and the Business Council of Alberta. Mr. Girling is a graduate of the Institute of Corporate Directors’ Directors Education Program and holds a Bachelor of Commerce and a Master of Business Administration (Finance) from the University of Calgary. Mr. Girling’s longtime chief executive experience at a leading Canadian company with global operations provides the board with important perspective and positions him to, in his role as Chair, work collaboratively and constructively with our Chief Executive Officer and executive team.

	Board & Committee Membership	2021 Meeting Attendance
	Board of Directors (Chair)	9 of 9
	2021 Annual Meeting Results	Percentage of Votes Cast For Nominee
	2021	97.87%
	Equity Ownership Interest as of December 31, 2021
	Common Shares	13,780
	DSUs	123,385
	Total Value of Securities Held(2)	$10,314,808
	Director Equity Ownership Requirement ($720,000)(3)	✓
	Other Public Issuer Directorships During the Last Five Years
	Suncor Inc., an energy company (TSX, NYSE)	2021 to present
	TC Energy Corporation, a diversified energy and pipeline company (TSX, NYSE)	2010 to 2020
	Agrium Inc. (TSX, NYSE)	2006 to 2018

Age: 62 Findlay, Ohio, United States Director since: Not applicable(6) Independent Key Skills and Experience • Senior Leadership • Strategy • Mining & Exploration; Energy

Michael J. Hennigan

Michael Hennigan is the President and Chief Executive Officer of Marathon Petroleum Corporation, a petroleum refining, natural gas processing and midstream logistics company. He is also President and Chief Executive Officer of MPLX LP, a natural gas processing and midstream logistics company. He currently serves as a director of Marathon Petroleum Corp. and as chair of the board of MPLX LP. He previously served as a director of Andeavor Logistics, Energy Transfer Partners, Niska Gas Storage Management, Philadelphia Energy Solutions and SunCoke Energy. Mr. Hennigan holds a Bachelor of Science (Chemical Engineering) from Drexel University. Mr. Hennigan’s career experience in a variety of roles throughout the value chain, including his current role as President and Chief Executive Officer of a complex large cap company, which has clear analogs to Nutrien in terms of processing, commodity end markets and challenges relative to ESG, will provide a valuable additional perspective. He also brings relevant retail, logistical and distribution experience that will allow further diversified insights.

	Board & Committee Membership	2021 Meeting Attendance
	Not applicable(6)	Not applicable	(6)
	2021 Annual Meeting Results	Percentage of Votes Cast For Nominee
	2021	Not applicable	(6)
Equity Ownership Interest as of December 31, 2021
	Common Shares	Nil
	DSUs	Nil
	Total Value of Securities Held(2)	Nil
	Director Equity Ownership Requirement ($720,000)(3)	Not applicable	(6)
Other Public Issuer Directorships During the Last Five Years
	Marathon Petroleum Corporation (NYSE) and MPLX GP LLC, the general partner of MPLX LP (NYSE), a downstream energy company and a midstream energy company(7)	2020 to present
	Andeavor Logistics, an oil and gas company (NYSE)	2018 to 2019
	Energy Transfer Partners, an oil and gas company (NYSE)	2016 to 2017

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Age: 55 Toronto, Ontario, Canada Director since: 2018(1) Independent Key Skills and Experience • Finance / Audit & Risk • Mergers & Acquisitions • Sustainability

Miranda C. Hubbs

Miranda Hubbs is a Corporate Director and the former Executive Vice President and Managing Director of McLean Budden Ltd., one of Canada’s largest institutional asset managers. She serves as a director of Imperial Oil Limited, PSP Investments and the Canadian Red Cross. She is a member of the ICD Climate Strategy Advisory Board and the Global Risk Institute Sustainable Finance Advisory Committee. Ms. Hubbs is a CFA charter holder, a SASB FSA credential holder and has earned the CERT certificate in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University. She holds a Bachelor of Science (Biology) from Western University and a Master of Business Administration from the Schulich School of Business at York University. Ms. Hubbs brings to our board a wealth of financial, sustainability and executive and board experience, including strong governance and investor-related insight. As chair of the S&S Committee, she has overseen the Corporation’s activities with respect to safety, health, the environment, cybersecurity and sustainability which is supported by her experience in the asset management industry.

	Board & Committee Membership	2021 Meeting Attendance
	Board of Directors	9 of 9
	CG&N Committee	4 of 4
	S&S Committee (Chair)	4 of 4
	2021 Annual Meeting Results	Percentage of Votes Cast For Nominee
	2021	99.77%
Equity Ownership Interest as of December 31, 2021
	Common Shares	5,000
	DSUs	26,222
	Total Value of Securities Held(2)	$2,347,894
	Director Equity Ownership Requirement ($720,000)(3)	✓
Other Public Issuer Directorships During the Last Five Years
	Imperial Oil Limited, a petroleum company (TSX, NYSE)	2018 to present
	Spectra Energy, a natural gas company (NYSE)	2015 to 2017
	Agrium Inc. (TSX, NYSE)	2016 to 2018

Age: 54

New York, New York, United States

Director since: 2021

Independent

Key Skills and Experience

• Mergers & Acquisitions

• Innovation / Technology & Security (including Cyber-Security Oversight)

• Human Resources

Raj S. Kushwaha

Raj Kushwaha is the Managing Director and Chief Digital Officer of Warburg Pincus LLC, a private equity firm. Prior to joining Warburg Pincus LLC, Mr. Kushwaha previously held senior management positions at Zimmer Holdings Inc., Dell Computer Corporation, PepsiCo, First Data Corporation (FDC), Cummins Engine Company and Safeway, Inc. He currently serves as a director of Cyren Ltd., Arise Virtual Solutions and Encora Inc. Mr. Kushwaha has numerous patents in the field of disruptive services technologies. Mr. Kushwaha holds an M.S. in Management of Technology from MIT, an M.B.A. from the University of Wisconsin at Madison and ISU; a B.S. in Electrical Engineering from India and completed the Advanced Management Program (AMP) from Harvard University. Mr. Kushwaha brings over 30 years of experience in leading large scale digital transformations, building commercial grade SaaS software platforms, and managing Fortune 500 companies and entrepreneurial late stage ventures. His expertise in technology and innovation, in particular his experience in assessing the associated opportunities and risks in a variety of industries, provides a strong resource for the board as the agri-business sector continues its digital transformation.

Board & Committee Membership	2021 Meeting Attendance
Board of Directors	3 of 3
CG&N Committee	2 of 2
S&S Committee	2 of 2
2021 Annual Meeting Results	Percentage of Votes Cast For Nominee
2021	99.62%
Equity Ownership Interest as of December 31, 2021
Common Shares	Nil
DSUs	2,446
Total Value of Securities Held(2)	$183,939
Director Equity Ownership Requirement ($720,000)(3)	✓

Other Public Issuer Directorships During the Last Five Years
Cyren Ltd., an information security technology company (NASDAQ)	2018 to present

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Age: 66

Vancouver, British Columbia, Canada

Director since: 2018(1)

Independent

Key Skills and Experience

• Finance / Audit & Risk

• Human Resources

• Innovation/Technology & Security (including Cyber- Security Oversight)

Alice D. Laberge

Alice Laberge is a Corporate Director and the former President and Chief Executive Officer of Fincentric Corporation, a global provider of software solutions to financial institutions. Previously she was Senior Vice President and Chief Financial Officer of MacMillan Bloedel Ltd. She serves as a director of the Canadian Public Accountability Board, Russel Metals Inc., Mercer International Inc., and the British Columbia Cancer Foundation and has served as a director of the Royal Bank of Canada. Ms. Laberge is a Fellow of the Institute of Corporate Directors, and holds a Bachelor of Science (Speech Pathology & Audiology) from the University of Alberta and a Master of Business Administration from the University of British Columbia. Ms. Laberge brings to our board a variety of financial, technological and executive experiences and perspectives. Her extensive background and time served on various companies’ board of directors provides enhanced contributions to the board with respect to strategy and risk oversight.

Board & Committee Membership	2021 Meeting Attendance
Board of Directors	9 of 9
Audit Committee	5 of 5
CG&N Committee	4 of 4
2021 Annual Meeting Results	Percentage of Votes Cast For Nominee
2021	99.40%
Equity Ownership Interest as of December 31, 2021
Common Shares	6,800
DSUs	50,745
Total Value of Securities Held(2)	$4,327,384
Director Equity Ownership Requirement ($720,000)(3)	✓
Other Public Issuer Directorships During the Last Five Years
Mercer International Inc., a producer of pulp and wood products and producer of bioelectricity (NASDAQ)	2021 to present
Russel Metals Inc., a metal distribution company (TSX)	2007 to present
Royal Bank of Canada, a financial services provider (TSX, NYSE)	2005 to 2021
Potash Corporation of Saskatchewan Inc. (TSX, NYSE)	2003 to 2018

Age: 61 Destin, Florida, United States Director since: 2018(1) Independent Key Skills and Experience • Agri-Business • International Business • Retail Business

Consuelo E. Madere

Consuelo Madere is the President and Founder of Proven Leader Advisory, LLC, a management consulting and executive coaching firm. Previously she was Vice President, Global Vegetables and Asia Commercial of Monsanto Company, a global provider of agricultural products. Ms. Madere serves as a director of Lindsay Corporation, and S&W Seed Company. She is a member of the Dean’s Advisory Council at the Louisiana State University Ogden Honors College. Ms. Madere is a National Association of Corporate Directors Board Leadership Fellow and holds a CERT certificate in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University. She holds a Bachelor of Science (Chemical Engineering) from Louisiana State University and a Master of Business Administration from the University of Iowa. Ms. Madere’s extensive experience in the agri-business sector brings a global industry perspective to the board. Ms. Madere chairs the Nomination and Governance committees of two other public company boards. This, in addition to her management consulting and executive coaching experience is instrumental in her chairing of the CG&N Committee, where she has overseen the Corporation’s governance, board committees and board succession planning.

	Board & Committee Membership	2021 Meeting Attendance
	Board of Directors	9 of 9
	CG&N Committee (Chair)	4 of 4
	S&S Committee	4 of 4
	2021 Annual Meeting Results	Percentage of Votes Cast For Nominee
	2021	99.38%
Equity Ownership Interest as of December 31, 2021
	Common Shares	6.600
	DSUs	12,276
	Total Value of Securities Held(2)	$1,419,475
	Director Equity Ownership Requirement ($720,000)(3)	✓
Other Public Issuer Directorships During the Last Five Years
	Lindsay Corporation, an agriculture irrigation and transportation infrastructure company (NYSE)	2018 to present
	S&W Seed Company, an agriculture seed company (NASDAQ)	2018 to present
	Potash Corporation of Saskatchewan Inc. (TSX, NYSE)	2014 to 2018

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Age: 59 Eagle Ridge, Saskatchewan, Canada Director since: 2018(1) Independent Key Skills and Experience • Finance / Audit & Risk • Public Policy & External Relations • Human Resources

Keith G. Martell

Keith Martell is the President and Chief Executive Officer of First Nations Bank of Canada, a Canadian chartered bank providing financial services with a focus on the Indigenous marketplace. He serves as a director of River Cree Enterprises Ltd., as a trustee of the National Indian Brotherhood Trust and a governor of the University of Saskatchewan. He previously served as a director of the Canadian Chamber of Commerce, Public Sector Pension Investment Board of Canada and The North West Company Inc. Mr. Martell is a designated Chartered Professional Accountant and holds a Bachelor of Commerce and an Honorary Doctorate of Laws from the University of Saskatchewan. Mr. Martell brings to our board a unique perspective on public policy and external relations-related matters. As chair of the HR&C Committee he has responsibility for the oversight of Nutrien’s diversity and inclusion initiatives in our workplace, including Indigenous outreach efforts, aided by his knowledge and experience in his current and former roles. The board also benefits from the extensive financial background he has developed throughout his career serving various financial institutions.

	Board & Committee Membership	2021 Meeting Attendance
	Board of Directors	9 of 9
	Audit Committee	5 of 5
	HR&C Committee (Chair)	6 of 6
	2021 Annual Meeting Results	Percentage of Votes Cast For Nominee
	2021	98.62%
Equity Ownership Interest as of December 31, 2021
	Common Shares	3,800
	DSUs	29,068
	Total Value of Securities Held(2)	$ 2,471,673
	Director Equity Ownership Requirement ($720,000)(3)	✓
Other Public Issuer Directorships During the Last Five Years
	Potash Corporation of Saskatchewan Inc. (TSX, NYSE)	2007 to 2018

Age: 56 Toronto, Ontario, Canada Director since: 2018(1) Independent Key Skills and Experience • Mining & Exploration; Energy • Finance / Audit & Risk • International Business

Aaron W. Regent

Aaron Regent is a Corporate Director, Founder, Chairman and Chief Executive Officer of Magris Performance Materials Inc., a leading North American based industrial minerals company. Previously he was President and Chief Executive Officer of Barrick Gold Corporation, Senior Managing Partner of Brookfield Asset Management, Co-Chief Executive Officer of the Brookfield Infrastructure Group and President and Chief Executive Officer of Falconbridge Limited. Mr. Regent is the Board Chair of The Bank of Nova Scotia, serves on the Board of the C.D. Howe Institute and previously served on the Board of Plan International Canada. He is the Governor of the Trails Youth Initiatives and the Co-Founder and Co-Chair of Mining4Life. Mr. Regent is a designated fellow of the Chartered Professional Accountants (Ontario) and holds a Bachelor of Arts (History) from Western University. Mr. Regent’s experience as a longtime global mining executive, and as an executive or board member of leading asset management and financial institutions, assists the board in identifying and assessing a variety of risks faced by, and opportunities available to, the Corporation.

	Board & Committee Membership	2021 Meeting Attendance
	Board of Directors	9 of 9
	Audit Committee	5 of 5
	HR&C Committee	6 of 6
	2021 Annual Meeting Results	Percentage of Votes Cast For Nominee
	2021	99.06%
	Equity Ownership Interest as of December 31, 2021
	Common Shares	23,420
	DSUs	36,185
	Total Value of Securities Held(2)	$4,482,296
	Director Equity Ownership Requirement ($720,000)(3)	✓
	Other Public Issuer Directorships During the Last Five Years
	The Bank of Nova Scotia, a financial services provider (TSX, NYSE)	2013 to present
	Potash Corporation of Saskatchewan Inc. (TSX, NYSE)	2015 to 2018

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Age: 66 Rio de Janeiro, Brazil Director Since: 2020 Independent Key Skills and Experience • International Business • Mining & Exploration; Energy • Distribution

Nelson L. C. Silva

Nelson Silva is a Non-Executive Director of Compass Group PLC, Altera Infrastructure L.P. and has served as an executive director of Petróleo Brasileiro S.A. He is also an advisor to Appian Capital Advisory LLP and HSB Soloman Associates LLC. Mr. Silva was the former Chief Executive Officer of BG Group in South America, former President of the Aluminium business unit at BHP Billiton, former Sales and Marketing Director at Vale, former Managing Director of Embraer Europe, former Chief Executive Officer of All Logistica, and former non-executive director of Cosan Limited. Mr. Silva brings extensive international experience to the board with a strong focus on South America and Brazil. This experience provides important perspective for the board, including as the Corporation continues to expand in the important and growing Brazilian agricultural market.

	Board & Committee Membership	2021 Meeting Attendance
	Board of Directors	9 of 9
	HR&C Committee	6 of 6
	S&S Committee	4 of 4
	2021 Annual Meeting Results	Percentage of Votes Cast For Nominee
	2021	99.72%
Equity Ownership Interest as of December 31, 2021
	Common Shares	Nil
	DSUs	3,182
	Total Value of Securities Held(2)	$239,286
	Director Equity Ownership Requirement ($720,000)(3)	✓
Other Public Issuer Directorships During the Last Five Years
	Compass Group PLC, a multinational contract foodservice company (LON)	2015 to present
	Cosan Limited, a fully integrated renewable energy and infrastructure company (NYSE)	2019 to 2021

Notes:

(1)

Other than Mr. Silva, Mr. Kushwaha and Mr. Hennigan, all of our director nominees previously served as a director of one of Nutrien’s legacy entities commencing in the following years: Mr. Burley (2009); Ms. Clark (2016); Mr. Girling (2006); Ms. Hubbs (2016); Ms. Laberge (2003); Ms. Madere (2014); Mr. Martell (2007); and Mr. Regent (2015).

(2)	Based on Nutrien’s closing share price on the NYSE on December 31, 2021 of $75.20.

(3)

See page 33 for more information on our director equity ownership requirements. Directors have five years to comply with equity ownership requirements. Nutrien considers the requirement met if the target is achieved on a prorated basis. Amounts reported include DSUs credited as dividend equivalents.

(4)	WestJet Airlines Ltd. was acquired in 2019 and subsequently delisted from the TSX.

(5)

Ms. Clark served as a director of Garrett Motion Inc. (Garrett Motion) from October 2018 until April 2021. In September 2020, Garrett Motion and certain affiliated companies filed voluntary petitions under Chapter 11 of Title 11 of the United States Bankruptcy Code. On April 30, 2021, Garrett Motion announced that it emerged from its Chapter 11 proceedings, successfully completing the restructuring process and implementing the plan of reorganization that was confirmed by the United States Bankruptcy Court for the Southern District of New York on April 23, 2021.

(6)	Mr. Hennigan will be nominated for election for the first time at the meeting.

(7)

MPLX GP LLC is a wholly owned subsidiary of Marathon Petroleum Corporation. Service on the MPLX GP LLC board of directors by Mr. Hennigan is an extension of his service on the Marathon Petroleum Corporation board of directors.

Our Corporate Governance

We are committed to setting the “tone from the top” to create a culture of integrity throughout the organization by engraining good corporate governance systems and principles in our business operations and culture. We believe that this plays an important role in our long-term success. See Nutrien’s website at www.nutrien.com for more information about our governance policies, including our Corporate Governance Framework, Code of Conduct and board chair position description.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Some highlights of our corporate governance practices are as follows:

Corporate Governance

✓  11 of 11 director nominees are independent

✓  Oversees execution of corporate strategy and risk oversight, including dedicated strategy focused meetings

✓  Board Diversity Policy

•  Gender diversity target of 30%, currently 40%

•  Aboriginal and Visible Minority Board members: 20%

✓  All committees are independent

✓  Board, committee and director evaluations annually

✓  Board orientation and education program

✓  Code of Ethics

✓  Supplier Code of Conduct

✓  In camera sessions at every board and committee meeting

✓  Audit Committee whistleblower procedures

✓  Written CEO, board chair and committee chair position descriptions

✓  No board interlocks

              Shareholder Rights

✓  Annual election of directors

✓  Individual director elections

✓  Director Majority Voting Policy

✓  Written Say on Pay and Shareholder Engagement Policy

✓  Active shareholder engagement

✓  Annual advisory “Say on Pay” vote

✓  Advance Notice By-Law

Compensation Governance

✓  Independent advice

✓  Recoupment Policy

✓  Prohibition on hedging

✓  Director equity ownership requirement of 3x the board annual retainer

✓  Double-trigger change in control provisions

✓  Executive equity ownership requirements:

•  6x base salary (President & CEO)

•  1.5-3x base salary (Executive Vice Presidents)

Board Independence Standards

Each director’s independence is assessed annually against the independence standards set out in the NYSE Listing Standards, Canadian securities laws relating to governance practices and audit committees and our Corporate Governance Framework. For these purposes, “independent” means the director does not have a direct or indirect relationship with the Corporation which could, in the view of the board, be reasonably expected to interfere with the exercise of the director’s independent judgment, and is not otherwise deemed under applicable U.S. or Canadian securities laws or stock exchange rules not to be independent. Board committee members must also satisfy any additional requirements prescribed under applicable U.S. or Canadian laws and stock exchange rules.

The board has determined that all of the proposed nominees are “independent” for purposes of the board independence standards described above. Following our search process, we expect our permanent Chief Executive Officer (CEO) to be appointed to the board and such individual will not be independent for these purposes.

Director Majority Voting Policy

A nominee who does not receive the support of at least a majority of the votes cast at the meeting in his or her favour must immediately tender his or her resignation to the board chair, to be effective upon acceptance by the board. The CG&N Committee will expeditiously consider the nominee’s offer to resign and then make a recommendation to the board whether or not to accept it. Notwithstanding the foregoing, the board will accept the resignation absent exceptional circumstances. The board will make its decision within 90 days following the meeting and will announce its decision in a press release, including the reasons for rejecting the resignation, if applicable. The Director Majority Voting Policy does not apply to contested director elections, which occur at a meeting at which the number of directors nominated for election is greater than the number of seats available on the board.

Board Tenure

Under the board’s Corporate Governance Framework, a director’s retirement age is generally 72 years, however, the board may request a director extend his or her term of service beyond such retirement age.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

We do not limit the time that a director can serve on the board. While director term limits can assist with board refreshment, there may be circumstances where the board does not want to lose the deeper knowledge of the business and the experience of a longer-serving director.

Board performance evaluations, the board’s retirement policy and our director succession planning program, which includes updated assessments of our board competencies and skills matrix are all mechanisms used by the board to achieve board refreshment.

Board Interlocks and Overboarding

Under the terms of the Corporate Governance Framework, a board interlock arises when two of the Corporation’s directors also serve together on the board of another public company and there shall be no more than two board interlocks at any given time. As of the date of this circular, there are no board interlocks among board members.

The Corporate Governance Framework also describes Nutrien’s overboarding policy. The CEO should not serve on the board of more than one other public company. The CEO should not serve on the board of any other company where the chief executive officer of that other company serves on Nutrien’s board. Directors (other than the CEO) who are employed as chief executive officers, or in other senior executive positions on a full-time basis, should not serve on more than two boards of public companies, including Nutrien’s board. Other directors should not serve on more than three boards of public companies, in addition to Nutrien’s board. Directors are expected to notify the board and CG&N committee chairs before accepting an invitation to serve on another public company board, to allow the chairs to reasonably assess whether the additional responsibilities will compromise the director’s availability and capacity to fulfill his or her commitment to the board, and whether any real or apparent conflict of interest will result. Executive officers must obtain the approval of Nutrien’s CEO before accepting an invitation to serve on a public company board. The Corporate Governance Framework limits the number of public company boards on which our directors and executive officers should serve.

Board Succession Planning and Refreshment

Since launching with 16 directors in 2018, the CG&N Committee has engaged in the meaningful succession planning and refreshment that is integral to a well functioning and high performance board. Activities have included “right-sizing” the board to between 10-12 directors, a number that the board currently believes optimizes director contributions and workload, and engaging in global director recruitment processes resulting in the additions of Nelson Silva and Raj Kushwaha, and the forthcoming nomination of Michael Hennigan, each of which bring highly sought-after skillsets in particular in areas of concentration and expected growth for Nutrien.

The CG&N Committee has primary responsibility for board succession planning and for developing a list of nominees for election as directors at each annual meeting. The CG&N Committee chair regularly reports to the board on the board succession planning process. In 2021, the CG&N Committee undertook an evaluation of Nutrien’s existing policies and practices regarding board chair, committee chair and committee member refreshment. This evaluation resulted in the adoption of Chair and Committee Rotation Guidelines, which acknowledge that regular rotation of the board chair, committee chairs’ and committee members’ responsibilities among directors is part of an effective board renewal policy, and which guidelines provide for the board to pay particular consideration to rotating the board chair following a five to seven-year term, committee chairs following a three to five-year term, and committee members following a three to five-year term. In 2022, the CG&N Committee expects to conduct a detailed review of committee chairs and membership.

In addition, the CG&N Committee reviews and updates, as appropriate, the board competencies and skills matrix annually, with a view in particular to take into account the Corporation’s strategic plan and the needs of the board. The committee then reviews overall board composition to assess whether the board has the right mix of skills, perspectives, experience and expertise necessary for proper oversight and effective decision making, benchmarked against the skills matrix and the board’s diversity objectives.

The CG&N Committee also considers expected turnover and board refreshment. Working with the board chair, the committee considers the expected term of office of each director and how close they are to retirement age in order to plan for potential departures.

The CG&N Committee also reviews the annual board assessment results to determine whether changes are needed and reviews each candidates’ independence in light of legal and regulatory requirements.

The board chair, CEO, certain committee chairs and other directors interview any suitable candidates, and the Corporation conducts background and conflict checks.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The board regularly evaluates committee membership, but has not instituted a strict rotation schedule as there may be reasons to keep a certain director on a committee for a longer period. Any changes are made by the board taking into account the recommendations of the board chair and the CG&N Committee.

Executive Succession Planning

The HR&C Committee principally has responsibility for overseeing management’s planning process for executive development and succession. The HR&C Committee Chair regularly reports to the board on executive succession planning.

At least annually, the HR&C Committee reviews succession planning, the management structure and executive development. It also reviews succession planning and leadership development below the senior executive level, which grows the pipeline of high performing executives to facilitate senior leadership renewal and orderly senior leadership transitions. The Corporation also uses succession planning as a tool to progress our Workforce Strategy including our Employee Equity, Diversity and Inclusion Strategy.

The Chief Executive Officer and the Chief Human Resources and Administrative Officer presents a succession plan report to the HR&C Committee, covering the organization’s most critical positions and our internal bench strength against each.

On a monthly basis, the Executive Leadership Team reviews the Corporation’s talent pool and pipeline for critical roles, and monitors development of candidates, to diversify exposure, experience, leadership training and business and functional skills.

In addition, the CEO identifies internal high potential successors for senior management positions throughout the Corporation to the HR&C Committee and the Corporation’s human resources leadership.

The HR&C Committee Chair actively participates in ongoing discussions with the Corporation’s human resources leadership relating to succession planning over the year. High potential internal candidates identified in the succession plans are encouraged to have direct interactions with the board so that it can get to know the candidates and appreciate their skills and expertise. Mechanisms used include presentations by these individuals at regular meetings, annual training sessions and social events.

CEO Succession Planning

As part of the executive succession planning process, the HR&C Committee, supported by the Chief Executive Officer and the Chief Human Resources and Administrative Officer, is responsible for reviewing CEO succession planning, with oversight from the board. The HR&C Committee meets in camera to discuss CEO succession and regularly reports to the board. CEO succession planning includes a review of the candidates for the CEO position and development plans for all executive officers. In addition, a CEO succession plan in the event of the unexpected departure of the CEO is in place and is reviewed and updated annually.

While we have gone through two CEO changes this past year, the decisions made were both necessary and in the best long-term interests of the company and its shareholders. The HR&C Committee, together with the chair of the board and chair of the CG&N Committee, is currently overseeing the CEO selection process with assistance of a global search firm and with regular reporting to the full board. The board intends to announce a permanent CEO during the second half of 2022.

Nutrien is currently undertaking a global search for its permanent chief executive officer to guide the Corporation for the long-term as it continues to pursue its strategic goals. The CEO plays a leading role in the strategic direction of a company and drives the execution of its business. While we have gone through two CEO changes in the past year, we are confident that under the leadership of our interim CEO, Ken Seitz, former Executive Vice President and Chief Executive Officer of Potash, Nutrien is positioned to excel as it works to identify its permanent CEO and move forward for the long-term.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Board Diversity

We believe that having a mix of directors on the board who are from varied backgrounds and who bring a diverse range of perspectives and insights fosters enhanced decision-making, promotes better corporate governance and builds board capacity.

Our belief is reflected in our Board Diversity Policy, which recognizes that only highly qualified candidates with the right personal qualities (such as leadership skills, integrity, time and commitment), core business skills and industry experience will be considered as board members. While the qualifications of each individual director are paramount, diversity criteria relating to the director’s age, tenure, geographic location, education, gender and ethnicity must also be given due consideration. Our diversity criteria formally acknowledges the designated groups specifically identified under the Canada Business Corporations Act, including women, Aboriginal peoples, persons with disabilities and members of visible minorities, and confirms our commitment to diversity and inclusion and the diversity criteria that are always considered.

Designated Groups are defined as women, Aboriginal peoples, persons with disabilities and members of visible minorities.

The Board Diversity Policy is reinforced by our board competencies and skills matrix, which is reviewed and updated annually by the CG&N Committee as appropriate, and the board succession planning and director recruitment process, which is the responsibility of the CG&N Committee. In seeking suitable candidates, the CG&N Committee recruitment practices will:

See “Board Tenure” above for more information about our board refreshment practices.

•	consider the benefits of diversity;

•	within the overall emphasis on merit, seek to fill board vacancies by considering candidates that bring a diversity of background and industry or related expertise and experience;

•	have regard to factors such as skills, experience, education, gender, age, ethnicity, Aboriginal status, visible minority status and geographic location; and

•

include potential engagement of independent search firms to assist in identifying directors to recommend for election or appointment to the board, in order to broaden its reach for qualified and diverse director candidates who are unknown to the incumbent directors.

The director recruitment processes undertaken by the CG&N Committee in 2020 and into 2021, which culminated in the appointment of Nelson Silva and election of Raj Kushwaha, included a notable focus on identification, and consideration, of candidates that bring further diversity of background to the board. The nomination of Michael Hennigan included a notable focus on senior leadership experience at large publicly listed organizations.

Our Board Diversity Policy is available on our website at www.nutrien.com.

Of our current directors, four identify as a woman (forty percent of the total number of directors), one identifies as an Aboriginal person (ten percent of the total number of directors), one identifies as a member of a visible minority (ten percent of the total number of directors), and one identifies as a person with a disability.

Although we do not believe that mandatory quotas are the right approach, our Board Diversity Policy has always included a measurable diversity target that women comprise not less than 30 percent of the Corporation’s directors. This aligns with the objectives of the 30% Club Canada, an organization of which we are a member, which is working towards having women represent 30 percent of board members in Canada by 2022. We are pleased that we have exceeded the 30 percent target for women on the board since we were formed. 40 percent of our current directors are women, and 36 percent of our nominees are women. Our Board Diversity Policy provides that if the percentage of women directors ever falls below 30 percent, the CG&N Committee will work to re-achieve this target.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

At the present time, the board has not set any other targets relating to board diversity. The complexity of our business requires us to maintain flexibility to effectively address board refreshment, succession planning and diversity in its broadest sense in order to continue to attract and retain highly qualified individuals to serve as directors. The CG&N Committee may recommend changes or additional objectives in the Board Diversity Policy to the board for its approval.

The CG&N Committee is responsible for assisting the board by monitoring the implementation of the Board Diversity Policy. See “Section Three: Board of Directors and Corporate Governance – Committees of the Boards – Report of the CG&N Committee” for more information about board governance over our board diversity program.

Executive Diversity

We believe that a diverse workplace culture drives enhanced decision-making, increased innovation and positively influences employee attraction and retention, as well as customer satisfaction. Diversity in our business creates long-term value by aligning Nutrien’s business perspectives with an increasingly diverse customer base, building capability to operate in international markets and enabling Nutrien to recruit from a larger pool of talent.

Within Nutrien’s Executive Leadership Team, which is comprised of Nutrien’s executive officers, the level of representation from diverse groups is a criteria that is always given due consideration when identifying candidates for senior leadership roles. We do not mandate specific diversity targets at the level of Nutrien’s executive officers due to the small size of this group and the need to carefully consider a broad range of criteria.

Of our current Executive Leadership Team, one identifies as a woman. None of our Executive Leadership Team self-identifies as an Indigenous person, a person with a disability or a member of a visible minority.

Commitment to Diversity

We believe the most effective way to realize our goal of increasing the representation of members of diverse groups at the senior leadership and executive levels is to continue to grow the pipeline and create a diverse and inclusive culture.

We are committed to equity, diversity and inclusion within our workforce, our supply chain and the local communities where we carry on business, including Indigenous communities. This is reinforced in Nutrien’s workplace communications, Code of Conduct and Supplier Code of Conduct, and supported by Nutrien’s policies and procedures, including our Inclusive Workplace Commitment Statement, Respect in the Workplace Policy, Procurement Policies and Procedures and Indigenous Content Playbook. It is further supported by our confidential, externally administered Integrity Hotline that employees, suppliers and customers can access. Notably, equity, diversity and inclusion are core priorities of our sustainability strategy as described in our 2022 Environmental, Social and Governance Report.

Our Code of Ethics, Supplier Code of Conduct, 2019 Indigenous Content Playbook and 2022 Environmental, Social and Governance Report are available on our website at www.nutrien.com.

Nutrien promotes an equitable, diverse and inclusive environment within the organization on many fronts. 2020 saw the establishment of an Inclusion Council for Nutrien, which is led by Nutrien’s Chief Executive Officer. This council is comprised of senior leaders from our functional areas that most influence inclusion as well as those in positions of accountability from within the business. The council will increase leadership’s commitment to the equity, diversity and inclusion function and to equity, diversity and inclusion issues in our workplace. In 2021, we added to our organizational alignment around equity, diversity and inclusion by establishing a new Center of Excellence (CoE) for Equity, Diversity and Inclusion led by a Vice President reporting directly to the Chief HR and Administrative Officer. This CoE focuses Nutrien’s efforts in building sustainable internal and external strategies for equity, diversity and inclusion and pushing accountability for results into the organization. Some other highlights of our equity, diversity and inclusion strategies include:

•

Deepening our engagement and support to build capacity with Indigenous Opportunity Partners in the potash supply chain while identifying further opportunities to diversify the supply chain in other markets. The Indigenous Playbook will serve as an engagement document with Indigenous Partners and as model to build out opportunity partnerships with other communities.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

•	Ensuring inclusion continues to be one of the four engagement principles upon which Nutrien’s global culture is based.

•	Aligning ED&I efforts around Nutrien business goals by focusing on the pillars of people (employees), customers, suppliers, and communities.

•

Supporting career development for all employees and leaders. Ensuring actions consistent with inclusion are evaluated as part of the Nutrien performance management system and link directly to both merit and incentive pay for in-scope employees.

•	Developing business unit specific plans and strategies appropriate to operational environments and local demographics to advance equity, diversity and inclusion across global operations.

•	Expanding our pool of diverse senior leaders and investing in diverse leadership by continuing to build competency in equity, diversity and inclusion.

•	Incorporating ED&I learning into Nutrien’s Leadership Development Program and other related programming at all levels.

•

Continuing to invest in diverse talent with programs such as our Emerging Talent Program, Indigenous Internship program, scholarships for Indigenous people in STEM (science, technology, engineering and math) post-secondary programs, and Nutrien Academy, our women’s development program focusing on building internal business acumen.

•

Redesigning our recruitment processes to better attract diverse candidates and develop our external partnerships with organizations such a Women in Agribusiness, National Black MBAs, Prospanica, and MANRRS to better promote Nutrien opportunities to women and other underrepresented demographics.

•

Building a Nutrien for all of us with support to our great Employee Resource Groups (ERGs) – Women in Nutrien, Women in Non-Traditional Environments and Roles, LGBTQ employees (PRIDE@Nutrien), military employees (Military Strong), Young Professionals Network and our Black Employees Resource Group.

•	Creating an ED&I baseline to measure our success.

Through these strategies, we concentrate our corporate efforts and resources on increasing Nutrien’s overall diversity and measuring our progress:

•

Traditionally underrepresented in the agricultural industry, we continue to strive towards increasing the representation of women at senior levels of Nutrien. We started tracking the number and percentage of women in senior leadership in 2018 when the company formed. Women in senior leadership is defined as women in the organization at the Director level and above – all levels above Senior Manager, up to and including Chief Executive Officer. We plan to increase the representation of women in senior leadership to 30 percent or more by 2025. At the end of 2021, we had 21 percent women in senior leadership roles.

•

Indigenous people also represent an important component of our future Canadian workforce, and we track the number of self-identified Indigenous applicants interviewed and hired versus non-Indigenous candidates. This information informs our hiring practices and where we make community investment in training and education to build capacity.

Our Equity, Diversity and Inclusion Center of Excellence, with oversight by the HR&C Committee, is responsible for promoting equity, diversity and inclusion within the organization, both at the executive level and within our workforce. See “Section Three: Board of Directors and Corporate Governance – Committees of the Boards – Report of the HR&C Committee” for more information about board governance over our equity, diversity and inclusion strategy.

Our Board

Our Board Charter provides that the board is responsible for the stewardship of the Corporation and the oversight of management and the activities of the Corporation. The board’s principal duties include appointment and oversight of the CEO, oversight and approval of the Corporation’s business strategy and strategic planning process, and oversight and approval as appropriate of the Corporation’s policies, procedures and systems for implementing strategy and managing risk.

The board exercises its duties directly and through its committees. The board has four standing committees: the CG&N Committee, the Audit Committee, the HR&C Committee and the S&S Committee. Our board and committee charters are available on our website at www.nutrien.com.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The CG&N Committee maintains responsibility for identification, monitoring and evaluation of transactions involving related parties of the Corporation. Such transactions occur infrequently, but should any such transaction arise, the CG&N Committee is positioned to address or with the assistance of another appropriate committee based on the subject matter.

Strategy and Risk Governance

The board oversees the execution of corporate strategy and management of risk, including a purposeful alignment of the strategy and risk management process. It participates, as a whole and through its committees, with our Executive Leadership Team, in identifying and approving the objectives and goals of the Corporation, and the strategies by which our Executive Leadership Team proposes to reach those objectives and goals. Each scheduled board meeting includes a meaningful focus on strategic matters and the board participates in the annual development and approval of a strategic planning process, including dedicated strategy focused meetings held in the third quarter.

Our risk management is governed by the board and the committees, who oversee our Executive Leadership Team in understanding the principal risks to our business and strategy, including climate-related risks. We strive to integrate risk management into key decision-making processes and strategy. By considering risk throughout our business, we seek to align our strategy with our vision and effectively manage the risks that could have an impact on our ability to deliver our strategy.

Details regarding our strategy and risk management approach can be found in our 2021 annual report.

Board Competencies and Board Skills Matrix

Each director is expected to have an informed view on topics that are relevant to our business. Our board competencies and skills matrix is an essential tool to help guide the board on whether it has the right skills, perspectives, experience and expertise that is appropriate for proper oversight and effective decision-making by the board as a whole, with a view in particular to take into account the long-term strategy and ongoing business operations of the Corporation. The board competencies and skills matrix are designed to address the scale and diversity of our business, and are reviewed and updated annually as appropriate by the CG&N Committee.

Key Skills and Experience

Skills/Experience	Definition
Senior Leadership (Former/Current CEO or CFO)	Experience as a CEO or CFO or similar position for a large publicly listed or large private organization
Core Business Skills
Health & Workplace Environment	Experience with direct control, accountability and responsibility for health and workplace environment, including managing reporting or information systems controls related to health and workplace environment
Human Resources	Experience in leadership continuity, succession planning, diversity and inclusion, compensation programs and management of compensation-related risks
Innovation/Technology & Security (including Cybersecurity Oversight)	Experience and education in digital technology tools and related platforms to enhance business operations, products, services, solutions and security
International Business	Experience in managing global operations or ex-North America background and experience
Operations (including Safety)	Experience with direct operations, including operational optimization and safety
Public Policy & External Relations	Regulatory, political, legal and public policy experience including private sector, regulatory body and public government relations
Strategy	Experience with and responsibilities for the development and implementation of business growth and optimization strategies
Sustainability	Experience with and responsibility for sustainable business practices, including environmental impacts and assessment and analysis of sustainability metrics

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Core Industry Experience
Agri-Business	Agricultural experience related to markets, regulatory and business environments
Distribution	Logistics, transportation and distribution experience
Finance/Audit & Risk	Experience as a professional accountant, corporate controller, investment banker or financial service professional with respect to a financial, audit or treasury function with an understanding of and responsibility for financial transactions, statements and corporate finance
Mergers & Acquisitions	Experience in mergers, acquisitions, integrations or other business combinations
Mining & Exploration; Energy	Experience in or with the mining and exploration or energy industries, including technical expertise.
Retail Business	Experience working with a retailer or distributor of products, services or solutions

Board Skills Matrix

Board, Committee and Individual Director Performance Evaluations

The CG&N Committee is responsible for developing and implementing the board, committee and individual director performance evaluation program. The CG&N Committee has adopted a structured performance evaluation program, under the board chair’s oversight with the involvement of external advisors, including the use of an external governance advisory firm as facilitator every second or third year. The objective of the performance evaluation program is to improve board, committee and individual director performance and effectiveness and to provide the board chair and the committee with

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

information concerning possible changes to board and committee composition, practices, areas of focus and development, as well as to provide individual directors information concerning their individual performance, including in their role as a chair, as applicable. Our annual process in connection with the performance evaluation program includes formal questionnaires to be completed by each director, which seek subjective opinions and quantitative ratings covering overall board and committee performance, an evaluation of the board chair and each committee chair, a self-evaluation, and a one-on-one interview of each director conducted by the board chair.

The 2021 process included the components summarized in the following table:

Review of	By	Action
Whole Board	All Directors and Senior Management

•   Board members complete a questionnaire evaluating the board’s performance.

•   Relevant members of senior management provide feedback on the board’s performance.

•   Topic addressed during one-on-one interviews of each director with the board chair.

Board Chair	All Directors	• Board members complete a questionnaire evaluating the board chair’s performance. • Topic addressed during one-on-one interviews of each director with the board chair.
Board Committees	Committee Members and Senior Management

•   Committee members complete a questionnaire evaluating committee performance.

•   Relevant members of senior management provide feedback on the committee performance.

•   Topic addressed during one-on-one interviews of each director with the board chair.

Committee Chairs	Committee Members	• Committee members provide feedback evaluating committee chair performance. • Topic addressed during one-on-one interviews of each director with the board chair.
Individual Directors	All Directors	• Board members complete a questionnaire evaluating their own performance. • Peer evaluation addressed during one-on-one interviews of each director with the board chair.

Board Orientation and Continuing Education

It is imperative that directors understand our business, including the size, complexity and risk profile of the Corporation, and stay current with corporate governance, regulatory, industry and other key issues to be effective members of our board. The CG&N Committee is responsible for the orientation and continuing education of directors.

Our orientation program helps new directors increase their understanding of their responsibilities and the Corporation’s operations as quickly as possible, so that they can be fully engaged and contribute meaningfully to the board and its committees. The orientation program is tailored to the skills, experience, education, knowledge and needs of each new director and consists of a combination of written materials, one-on-one meetings with senior management, site visits and other briefings and training as appropriate. Current directors may also participate in the orientation program to augment their knowledge or to re-familiarize themselves with the Corporation’s facilities through the site visits. As part of the orientation program, the Code of Conduct is reviewed and affirmed.

Our continuing education program provides regular and ongoing education to our director nominees, advancing their knowledge of our business, industry, regulatory environment, as well as other topical areas of interest, to enhance their effectiveness as directors and stewards of the Corporation. The CG&N Committee, with support from our Corporate Secretary, regularly solicits input from directors and members of management with respect to key education priorities for the board.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

In addition to full board or committee educational sessions that occurred during 2021, please see “Schedule E – Board Orientation and Continuing Education” for board orientation or education meetings attended by the directors.

Committees of the Board

The board has four standing committees:

•	the CG&N Committee;

•	the Audit Committee;

•	the HR&C Committee; and

•	the S&S Committee.

Report of the CG&N Committee

Corporate Governance & Nominating Committee
Consuelo E. Madere, Chair Christopher M. Burley Miranda C. Hubbs Raj S. Kushwaha Alice D. Laberge

The board has determined that each member of the CG&N Committee is independent for the purposes of our board independence standards. All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules.

Our CG&N Committee Charter is available on our website at www.nutrien.com.

The CG&N Committee has responsibility for the oversight of the Corporation’s governance and board committees, board succession planning and director recruitment, director orientation and continuing education, board and committee evaluations and director compensation. The Committee is also responsible for the oversight of Nutrien’s Board Diversity Policy.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

A summary of the CG&N Committee’s key responsibilities and activities in 2021 is set out below.

Key Responsibilities	Key Activities

Corporate Governance Framework and related policies

• Conducted annual review of the Corporate Governance Framework and related policies and recommended changes for approval.

• Advised the board on committee charters, structure, functions and qualifications for membership.

Board director recruitment processes and succession planning

• Reviewed the board skills matrix and discussed possible candidates for a new director.

• Oversaw, and implemented, the director recruiting procedure and process, in connection with the election of Raj Kushwaha and the forthcoming nomination of Michael Hennigan.

• Recommended committee membership and chair appointments to independent directors.

Director evaluation, orientation and education program

• Developed, and oversaw the implementation of, the comprehensive director onboarding process that occurred in connection with election of Raj Kushwaha in 2021.

• Reviewed the director continuing education director program and policies relating director orientation and continuing education.

• Oversaw and implemented, the 2021 board evaluation process as described starting on page 25, which included Nutrien’s comprehensive internally conducted board evaluation.

• Oversaw the implementation of board development topics and speakers on ESG, succession planning, and diversity, equity and inclusion.

Board Diversity Policy

• Monitored the implementation and efficacy of the Board Diversity Policy and measured the annual and cumulative progress made under it.

• Monitored compliance with applicable law relating to diversity disclosure.

Director compensation

• With the assistance of Willis Towers Watson, reviewed and recommended to the board for approval the individual directors’ compensation.

• Monitored compliance with individual directors’ equity ownership requirements.

Governance compliance

• Monitored corporate governance trends and developments, assessing current corporate governance practices against emerging best practices and other applicable requirements.

• Reviewed and approved for recommendation to the board the Corporation’s disclosure documents containing significant corporate governance information, including this circular.

• Monitored compliance with applicable laws relating to corporate governance.

• Received and reviewed corporate governance ratings.

Report of the Audit Committee

Audit Committee
Maura J. Clark, Chair Christopher M. Burley Alice D. Laberge Keith G. Martell Aaron W. Regent

The board has determined that each member of the Audit Committee is independent for the purposes of our board independence standards and “financially literate” within the meaning of NI 52-110 – Audit Committees. Maura J. Clark has been determined to be an “audit committee financial expert” for the purpose of the Sarbanes-Oxley Act of 2002 and has accounting and related financial management experience or expertise for the purposes of the NYSE Listing Standards. All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules.

Our Audit Committee Charter is available on our website at www.nutrien.com.

The Audit Committee has responsibility for oversight of the Corporation’s accounting and financial reporting processes and the reviews and audits of the Corporation’s financial statements. At these meetings, the committee met with senior members of the Corporation’s financial management team as well as the Corporation’s external auditor. Additionally, the committee had multiple private sessions with the CEO, CFO, Internal Audit, Chief Compliance Officer, Chief Legal Officer and Chief Integrity Officer (among others). At these meetings, the committee had candid discussions regarding Nutrien’s financial disclosures, financial and risk management practices and other legal, accounting, auditing and internal control matters. In addition, the Audit Committee has oversight over whistleblower inquiries.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

A summary of the Audit Committee’s key responsibilities and activities in 2021 is set out below.

Key Responsibilities	Key Activities

Financial statements and related disclosures

• Approved (or recommended to the board) significant financial disclosure as per the mandate.

• Discussed with management and the external auditor their analysis of significant reporting issues, critical accounting policies and practices (and areas where judgment was applied) and other financial measures used in connection with the financial disclosure.

Systems of internal controls over financial reporting

• Reviewed the effectiveness of the Corporation’s internal control systems and disclosure controls and procedures, including cybersecurity controls and information technology strategies.

• Reviewed management’s report and the external auditor’s related attestation of the Corporation’s internal controls over financial reporting.

• Reviewed reports from the Corporation’s disclosure committee, and discussed with the CEO and CFO disclosures made during the certification processes relating to internal controls.

Material financial and other risks

• On an ongoing basis, reviewed with management the financial and other risks within the committee’s mandate and discussed how such risks were assessed, mitigated and disclosed.

• Reviewed with management processes that identify, assess, monitor and manage such risks.

Internal audit function

• Reviewed with management, the external auditor and internal audit, the charter, plans, activities and organizational structure of the internal audit function, with a view to internal audit’s effectiveness, objectivity and independence.

• Reviewed the adequacy of resources of the internal audit function.

External auditors

• Engaged with external auditor and key related employees to assist, monitor and review the annual audit process.

• Assessed the external auditor’s annual qualification report.

• Reviewed the formal written statements of independence from the external auditor and assessed their independence, taking into account applicable auditor independence standards.

• In accordance with the Corporation’s Pre-Approval for Audit and Non-Audit Services Policy, approved all proposed external audit and permitted non-audit services for the coming year, and all audit and non-audit services during the year outside of previous approvals.

Significant compliance policies and procedures

• Established and monitored both standard and confidential procedures for receiving complaints within the committee’s mandate.

• Reviewed with the Chief Legal Officer and Chief Integrity Officer significant compliance policies, reviewed changes to the Corporate Disclosure Policy, the effectiveness of anti-fraud and anti-bribery laws and reviewed procedures relating to the communication of and compliance with the Corporation’s Code of Ethics.

• Monitored and reviewed Nutrien’s foreign private issuer status.

Report of the HR&C Committee

Human Resources & Compensation Committee
Keith G. Martell, Chair Maura J. Clark Aaron W. Regent Nelson L. C. Silva

The board has determined that each member of the HR&C Committee is independent for the purposes of our board independence standards and within the meaning of NI 52-110 – Audit Committees. All of the members also have “human resources literacy” as defined in the HR&C Committee Charter, and also meet additional independence and financial literacy standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules. Maura J. Clark has accounting and related financial management experience or expertise for the purposes of the NYSE Listing Standards.

None of Nutrien’s executive officers serve as a member of a compensation committee (or equivalent) of any other entity that employs a member of the HR&C Committee and no member of the HR&C Committee is currently CEO of a publicly-traded company.

Our HR&C Committee Charter is available on our website at www.nutrien.com.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The HR&C Committee has responsibility for the general oversight of human capital, including: (i) the Corporation’s executive compensation; (ii) broad-based employee compensation, retirement and benefit programs; (iii) executive development and succession, and (iv) staffing and learning/development. The Committee is also responsible for the oversight of Nutrien’s Equity, Diversity and Inclusion initiatives in our workforce, including Indigenous outreach efforts. The HR&C Committee’s effectiveness in guiding the Corporation on its Equity, Diversity and Inclusion initiatives is a factor that is taken into account as part of the annual performance evaluations of the HR&C Committee. This oversight supports the long-term viability of the Corporation, including its consideration of stakeholders relevant to the creation and preservation of long-term value.

A summary of the HR&C Committee’s key responsibilities and activities in 2021 is set out below.

Key Responsibilities	Key Activities

Executive compensation

• Reviewed and approved the CEO’s annual corporate goals and individual objectives and recommended his compensation with advice from our compensation consultant, Willis Towers Watson, to the independent members of the board for approval.

• Reviewed and approved the compensation structure and evaluation process for other executive officers, assessed their performance and recommended their compensation to the board for approval.

• Recommended the Compensation Peer Group for board approval.

Compensation philosophy and governance

• Assessed the compensation philosophy for 2021, and whether the executive compensation program aligns with the Corporation’s compensation philosophy, taking into account the Corporation’s risk tolerance.

• Reviewed the independence of our compensation consultant, Willis Towers Watson.

• Monitored executive officer compliance with mandatory equity ownership guidelines.

• Reviewed a summary of labour relations activity.

• Reviewed the results of the employment engagement survey.

Incentive and equity based compensation program

• Approved the 2021 KPI Scorecard, monitored progress against the 2021 KPIs and associated projected payouts and approved annual incentive payouts for 2020 performance.

• Reviewed and approved the payout in respect of the 2018 PSU awards.

• Recommended the PSU metric applicable to the 2021 PSU awards and the PSU Peer Group.

• Recommended the 2021 long-term incentive grants for board approval.

• Reviewed the design of Nutrien’s long-term incentive plan.

Retirement and benefit programs	• Reviewed a summary of the level and distribution of plan assets for each of the North American Pension and Savings plans, including recent investment returns relative to benchmarks.

Succession plan for senior executives	• Oversaw the CEO succession plan. • Oversaw the succession plan for other senior executives. • Reviewed succession planning strategy and process.

Equity, Diversity and Inclusion Program

• Reviewed the effectiveness of diversity and inclusion initiatives, including Indigenous outreach efforts, and measured annual and cumulative progress made under it.

• Monitored corporate law developments and best practices in the area of diversity and inclusion.

Disclosure of significant executive compensation information	• Reviewed and approved the executive compensation, and diversity and inclusion disclosures contained in this circular.

Executive compensation compliance	• Reviewed trends in executive compensation and oversaw compliance with applicable laws.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Report of the S&S Committee

Safety & Sustainability Committee
Miranda C. Hubbs, Chair Raj S. Kushwaha Consuelo E. Madere Nelson L. C. Silva

The board has determined that each member of the S&S Committee is independent within the meaning of the board independence standards. All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules.

Our S&S Committee Charter is available on our website at www.nutrien.com.

The S&S Committee has responsibility for the oversight of the Corporation’s activities as they relate to ensuring that appropriate policies, systems and personnel are in place to support safe and sustainable operations and the long-term viability of the Corporation, including its consideration of stakeholders relevant to the creation and preservation of long-term value. This oversight includes the ongoing monitoring and development of the Company’s Environmental Social Governance (ESG) strategy and incorporates safety, environmental stewardship, health, climate change related risks and opportunities, cybersecurity and data privacy. The S&S Committee directly reports to and advises the board on these matters.

Safety is an integral part of Nutrien’s Sustainability. While a component of sustainability, we have retained a specific reference to safety in the name of the S&S Committee and have also retained a significant focus on safety in the S&S Committee workplan given its importance as a Nutrien core value. In 2021, the S&S Committee oversaw the Corporation’s safety vision and strategy and reviewed the annual objectives relating to safety. It also oversaw the establishment and roll out of the Nutrien Way – a playbook and set of programs and practices that support and sustain workplace safety with a view to bring everyone home safely every day. Nutrien employees and board members participated in Nutrien’s Global 2021 Safety, Health and Environmental Virtual Summit which included six sessions highlighting various initiatives across the Corporation. Attendance averaged approximately 3,400 employees per session. The S&S Committee also oversaw the development of a new safety leading indicator process that we believe was instrumental to Nutrien’s safety performance in 2021.

Other notable sustainability efforts over the past year include oversight of the ongoing development of the organization’s ESG strategy, including Nutrien’s Feeding the Future Plan, which highlights six key sustainability commitments expected to be achieved by the year 2030, and the Corporation’s annual Environment, Social and Governance Report (ESG Report).

Nutrien also held its first ESG Stakeholder Update for shareholders and other stakeholders in June 2021, with leaders speaking to our sustainability strategy, commitments and action taken to date. A key focus of the ESG Stakeholder Update was Nutrien’s identified climate-related opportunities recognizing that climate-related risks may be environmental or social all under the ESG umbrella. This year, Nutrien also reported its climate action plan, with the commitment to achieve by 2030 at least a 30 percent reduction in greenhouse gas emissions (Scope 1 and 2) per tonne of our products produced from a baseline year of 2018, along with our commitment to set science-based targets.

In addition, cybersecurity remains a focal point for the S&S Committee. The S&S Committee oversees the Corporation’s cybersecurity activities and policies, which includes oversight and assessment of our cybersecurity controls and oversight of our approach to data privacy and governance in consultation with the Audit Committee. In 2021, cybersecurity efforts by the Corporation’s management included renewal of the information security risk insurance policy and employee training on managing digital risks, including a cybersecurity module in our mandatory Code of Conduct annual training and focused training for groups within higher-risk business processes.

A further summary of the S&S Committee’s key responsibilities and activities in 2021 is set out below.

Key Responsibilities	Key Activities

Significant policies and management systems within the committee’s mandate

• Oversaw the evaluation of the safety and sustainability programs and initiatives based on five key areas of safety (Leadership Engagement and Accountability, Employee Engagement, Process Safety and Environmental Stewardship, SIF Prevention and Hazard Identification and site SHE Programs and Initiatives).

• Reviewed the Process Safety Management program and new safety leading indicator process.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Key Responsibilities	Key Activities

• Oversaw Nutrien Way playbook and Global 2021 Safety, Health and Environmental Virtual Summit.

• Reviewed safety and sustainability performance summaries to identify any performance issues.

• Oversaw policies relating to safety and sustainability and progress towards sustainability goals.

• Oversaw Nutrien’s Feeding the Future Plan and Nutrien’s 2021 Environmental, Social and Governance Report and supporting ESG targets and goals.

• Reviewed safety and sustainability audit plan for the current and upcoming year, including Nutrien’s COVID-19 safety protocols.

• Reviewed with management the safety and sustainability emergency response planning processes.

Risk and compliance requirements that come within the committee’s mandate

• Reviewed the Corporation’s remediation projects, environmental provisions and significant legal and regulatory developments respecting safety, sustainability and process safety management matters.

• Reviewed the risks, strengths and opportunities relating to safety and sustainability, including insurable risks, as well as potential climate-related impacts to the Corporation and its operating environment.

• Reviewed disclosure containing significant information within the committee’s mandate.

• Oversaw cybersecurity controls and risk in conjunction with the Audit Committee.

• Worked in conjunction with stakeholders including the ELT, Crisis Management Team, Cybersecurity Team and the Major Incident Team to assess cybersecurity incidents, responses, recovery and training.

• Oversaw Nutrien’s approach to data privacy and governance.

Director Compensation Program

Philosophy and Objectives

Nutrien’s director compensation program for our independent directors is designed to:

•	attract and retain board members with the necessary skills, perspectives, experience and expertise;

•	reflect the responsibilities, commitments and risks that accompany board membership; and

•	align the interests of our board members with those of shareholders by requiring them to have a significant equity ownership interest in the Corporation.

The CG&N Committee annually reviews director compensation using the Compensation Peer Group, which is the same peer group used to benchmark executive compensation based on the advice of our independent compensation consultant, Willis Towers Watson. Director compensation is generally targeted near the median of the Compensation Peer Group. Changes to Nutrien’s 2022 director compensation program were approved in 2021 in order to ensure competitive alignment while streamlining the program via the removal of committee member fees. Prior to these recommended changes, there have been no changes to the director compensation program since the start of Nutrien in 2018.

Any executive director (i.e., a permanent CEO) participates in the Corporation’s executive compensation program and is not entitled to additional compensation for director duties.

Our independent directors cannot participate in the Corporation’s executive compensation program or receive pensions, benefits or other perquisites.

See “Section Four: Executive Compensation” for information about our Compensation Peer Group and compensation paid to our executive director.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Fees and Retainers

Compensation is paid to our independent directors in the form of annual retainers, which are payable in cash and deferred share units (DSUs) and are currently as follows:

Annual Retainer	Fees Earned

Board Members

Board Member	$290,000

Board Chair	$550,000

Additional Retainer for Committee Positions

CG&N Committee Chair	$25,000

Audit Committee Chair	$25,000

HR&C Committee Chair	$25,000

S&S Committee Chair	$25,000

Directors’ Equity Ownership Requirements

Independent directors are expected to hold an amount equal to three times the board member annual retainer ($870,000) within five years of joining the board. DSUs (which track the value of the common shares) count towards the directors’ equity ownership requirement. Until a director has met his or her equity ownership requirement, one-half of the board member annual retainer ($145,000) must be paid in DSUs. After that, one-quarter of the board member annual retainer must be paid in DSUs, with the remainder payable in cash or DSUs. To determine compliance with the director equity ownership requirement, the value of common shares or DSUs is assessed at the higher of (i) the original common share purchase price or DSU issuance price, and (ii) the market value of the common shares or DSUs. All of our directors are in compliance with their directors’ equity ownership requirements. See the director nominee biographies beginning on page 12 for the equity ownership interests of each director nominated by Nutrien.

See page 44 for information about our Securities Trading Policy, which prohibits directors and officers from entering into certain transactions that could reduce the risk of equity ownership.

Nutrien’s DSU Plan

Directors can redeem their DSUs for cash only when they leave the board for an amount equal to the market value of the common shares at the time of redemption. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends are paid on our common shares, but do not give the holder voting or other shareholder rights. The following is a summary of the Nutrien DSU Plan:

Eligible Participants	• Authorizes the board to grant such number of DSUs to independent directors as it may determine.

Credit to DSU Account

•  DSUs granted to the director are credited to his or her DSU account.

•  The number of DSUs issued for a cash portion of the director’s remuneration is calculated by dividing the cash portion of the remuneration by the average closing price of the common shares on the NYSE over the 10 trading days prior to the date such cash portion is converted into DSUs (generally, the last business day of each quarter).

•  Whenever cash dividends are paid on the common shares, equivalent DSUs are credited to holders.

Vesting	• DSUs fully vest upon grant.
Redemption

•  Payouts of DSUs are made after the date on which the holder ceases to be a director of the Corporation for any reason including retirement or death.

•  DSU payouts are equal to the market value of the redeemed DSUs on the date of redemption elected by the director or mandated by the Nutrien DSU Plan (less withholdings).

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

2021 Summary of Director Compensation

Director Summary Compensation Table

The following table sets out the compensation earned by each individual who served as an independent director of Nutrien during the year ended December 31, 2021 in their capacity as independent directors:

Director	Fees Earned(1)	All Other Compensation	Total

Russell Girling(2)	$386,593	Nil	$386,593

Christopher Burley	$260,000	Nil	$260,000

Maura Clark	$270,000	Nil	$270,000

Miranda Hubbs	$265,000	Nil	$265,000

Alice Laberge	$260,000	Nil	$260,000

Consuelo Madere	$265,000	Nil	$265,000

Keith Martell	$270,000	Nil	$270,000

Aaron Regent	$260,000	Nil	$260,000

Mayo Schmidt(3)	$131,758	Nil	$131,758

Nelson Silva	$260,000	Nil	$260,000

Raj Kushwaha(4)	$162,143	Nil	$162,143

Notes:

(1)

Fees earned consists of the directors’ annual retainers and travel allowances paid in cash or DSUs. The grant date fair value of the DSUs is the average closing price of a common share on the NYSE over the 10 trading days prior to the conversion date. For the 2021 grants, the DSU grant date fair value was $55.83 (Q1), $60.20 (Q2), $63.97 (Q3) and $73.67 (Q4). The number of DSUs granted is calculated by dividing the value of the board member annual retainer to be paid in DSUs and the grant date fair value. Amounts reported exclude DSUs credited as dividend equivalents.

(2)	Mr. Girling’s annual retainer as a board member was prorated from January 1, 2021 to April 18, 2021 and as board chair from April 19, 2021 until December 31, 2021.

(3)	Mr. Schmidt’s annual retainer as board chair was prorated from January 1, 2021 to April 18, 2021.

(4)	Mr. Kushwaha’s annual retainer as a board member was prorated from May 17, 2021 until December 31, 2021.

The following table provides a breakdown of the annual retainers and travel allowances paid to directors in respect of service provided in 2021 as identified in the “Fees Earned” column of the director compensation table (above):

Director	Board, Committee and Committee Chair Retainers	Board and Committee Attendance Fees	Travel Allowance	Total Payable	Percentage of Fees and Retainers Taken in DSUs	Total Fees And Retainers Taken in Cash	Grant Date Fair Value of Total Fees and Retainers Taken in DSUs(1)

Russell Girling	$386,593	Nil	$0	$386,593	100%	Nil	$386,593

Christopher Burley	$260,000	Nil	$0	$260.000	50%	$130,000	$130,000

Maura Clark	$270,000	Nil	$0	$270,000	50%	$135,000	$135,000

Miranda Hubbs	$265,000	Nil	$0	$265,000	50%	$132,500	$132,500

Alice Laberge	$260,000	Nil	$0	$260,000	50%	$130,000	$130,000

Consuelo Madere	$265,000	Nil	$0	$265,000	25%	$205,000	$60,000

Keith Martell	$270,000	Nil	$0	$270,000	25%	$202,500	$67,500

Aaron Regent	$260,000	Nil	$0	$260,000	100%	Nil	$260,000

Mayo Schmidt	$131,758	Nil	$0	$131,758	100%	Nil	$131,758

Nelson Silva	$260,000	Nil	$0	$260,000	50%	$130,000	$130,000

Raj Kushwaha	$162,143	Nil	$0	$162,143	100%	Nil	$162,143

Notes:

(1)

See note (1) to the Director Summary Compensation Table for a description of the calculation of grant date fair value of DSUs. Amounts reported exclude DSUs credited as dividend equivalents. All directors also elected to receive the listed percentage of their travel allowance in DSUs, other than Ms. Madere.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Outstanding DSUs

The following table provides details regarding the aggregate value as at December 31, 2021 of DSUs granted to individuals who served as independent directors of Nutrien during 2021 in their capacity as independent directors:

Director	Number of Unredeemed DSUs(1)	Market Value of Unredeemed DSUs(2)(3)

Russell Girling	125,385	$9,278,552

Christopher Burley	21,729	$1,634,021

Maura Clark	18,799	$1,413,685

Miranda Hubbs	26,222	$1,971,894

Alice Laberge	50,745	$3,816,024

Consuelo Madere	12,276	$ 923,155

Keith Martell	29,068	$2,185,914

Aaron Regent	36,186	$2,721,112

Mayo Schmidt	49,737	$3,740,222

Nelson Silva	3,182	$ 239,286

Raj Kushwaha	2,446	$ 183,939

Notes:

(1)	All DSUs vest on the date of grant. Amounts reported include DSUs credited as dividend equivalents.

(2)	Amounts reported consist of vested but unredeemed DSUs as of December 31, 2021 and include DSUs credited as dividend equivalents.

(3)	Market value of unredeemed DSUs was based on Nutrien’s closing share price on the NYSE on December 31, 2021 of $75.20.

DSU Awards – Value Vested or Redeemable During the Year

The following table provides details regarding the outstanding DSUs that vested and were redeemed or redeemable during the year ended December 31, 2021 for individuals who served as independent directors of Nutrien during 2021. The figures below are in reference to DSUs earned in their capacity as independent directors. DSUs are only redeemable when the director leaves the board.

Director	DSUs – Value vested and earned during the year(1)(2)	DSUs – Value redeemed or redeemable during the year

Russell Girling	$732,220	Nil

Christopher Burley	$203,044	Nil

Maura Clark	$202,130	Nil

Miranda Hubbs	$216,382	Nil

Alice Laberge	$270,229	Nil

Consuelo Madere	$ 98,916	Nil

Keith Martell	$146,610	Nil

Aaron Regent	$389,245	Nil

Mayo Schmidt	$288,750	Nil

Nelson Silva	$160,095	Nil

Raj Kushwaha	$183,991	Nil

Notes:

(1)	The value of DSUs was based on Nutrien’s closing share price on the NYSE on December 31, 2021 of $75.20.

(2)	Amounts reported consist of the value of DSUs that vested but were not redeemed as of December 31, 2021 and include DSUs credited as dividend equivalents.

Section Four: Executive Compensation

EXECUTIVE COMPENSATION

Message from the Chair of the HR&C Committee

Dear Shareholder:

On behalf of the HR&C Committee and the board, we are pleased to discuss events in 2021 and how they factored into our approach to executive compensation.

The central role of the HR&C Committee is the general oversight of human capital, including the Corporation’s programs related to executive and employee compensation, retirement and benefits, as well as executive development and succession planning and employee recruitment, retention and learning/development. We also are responsible for the oversight of Nutrien’s Equity, Diversity and Inclusion initiatives. Our oversight of these areas supports the long-term viability of the Corporation, including its consideration relevant to the creation and preservation of long-term value. In 2021, these areas were all closely intertwined with the impact the COVID-19 pandemic had on our company.

Our Pandemic Response

Navigating the pandemic remains extremely challenging, but our executive team has continued to safely lead the organization through this very difficult time. Nutrien’s response and policies continue to be rooted in our core values of safety and integrity, with decision-making guided by data and science. While continuing to enforce safe working protocols, with vaccines becoming available in early 2021, we also focused on strongly encouraging employees to get vaccinated to protect themselves, their families and communities. Our leadership team has made thoughtful, timely and critical decisions regarding vaccine policies that reflect and reinforce our core values rather than political pressures. We also set up a working group to examine the future of work at Nutrien, striving to offer increased job flexibility across the organization and support our employees to balance their work and personal commitments. Our goal is to provide employees with the flexibility related to where work is performed, and also when – to the extent that is possible, in light of the wide range of roles across our operations.

Nutrien has not received any COVID-19-related wage or operational subsidies provided by various government bodies. Nor was any upward adjustment made to 2021 annual incentives to offset any negative impact the pandemic may have had on our business. With record results, our executive team has demonstrated tremendous leadership and resilience during this challenging time, and we continue to reflect and act on lessons learned in terms of operational, health and safety protocols while also prioritizing the overall wellbeing of our employees during these trying times.

Our Compensation Philosophy

The design and philosophy of our executive compensation program remains largely unchanged from prior years, closely linking financial performance and strategy execution resulting awards, supporting our efforts to attract, motivate and retain the brightest talent with skills across a diverse range of capabilities. An emphasis on equity-based compensation focuses our executives on longer-term success and aligns compensation with shareholders’ interests. The program design ensures that we deliver financial performance while demonstrating a commitment to operating safely, reliably and in a manner that is proactively consistent with our Environmental, Social and Governance (ESG) commitments.

In 2021, we continued to tie our annual incentive scorecard and thus executive compensation to the importance of ESG. We further refined our metrics to include progress on workforce diversity and greenhouse gas (GHG) emissions reduction projects. Our 2021 strategic metrics reward executives and employees for the successful execution of in-year activities, across all our operating segments, that are critical to the longer-term success of the organization.

More broadly, we continued to build a more diverse and inclusive workforce, through the execution of employee programs that reflect our overall compensation philosophy while motivating and rewarding employees for delivering the business results desired by our shareholders.

EXECUTIVE COMPENSATION

Our Key Successes

Nutrien delivered record financial results in 2021 and made significant progress on our long-term strategic targets, with strong performance across all our businesses, including:

•

Nutrien Ag Solutions (Retail) generated 36 percent higher adjusted EBITDA in 2021, year over year, due to increased sales and gross margin achieved through market share growth, strong agriculture fundamentals and expansion in South America.

•

Potash achieved record sales volumes in 2021 due to our capability to quickly ramp up production from our flexible, low-cost network of six mines, contributing to a 130 percent increase in adjusted EBITDA over 2020.

•

In Nitrogen, we completed our Phase 1 brownfield expansion projects on time and on budget, launched a second phase of projects and progressed decarbonization initiatives – all while delivering adjusted EBITDA that was 114 percent higher than 2020.

•	We kept our people and the environment safe and made significant progress on our long-term strategic targets, including our key sustainability priorities.
•

We made great progress in the inaugural year of our carbon pilot program, leveraging Nutrien’s unique end-to-end capabilities while engaging a broad base of key industry partners and supply chain stakeholders across Canada and the US – and piloting the program on approximately 225,000 acres in North America.

Our Executive Compensation Program

In 2021, we continued to focus on governance to ensure alignment with business strategy and achievement of our desired compensation philosophy, while factoring in the company’s risk tolerance. It is the HR&C Committee’s responsibility to align pay with the responsibilities of each executive position, including the CEO, while controlling the risks of misalignment with shareholders experience. There were no incentive program target changes made to our executive compensation framework in 2021. However, our Named Executive Officers (NEOs) did receive base pay adjustments in 2021. Raef Sully and Ken Seitz received salary adjustments to more effectively position them relative to our compensation peer group and other NEOs received annual base salary increases in line with the general employee population.

Noralee Bradley, who joined Nutrien as Executive Vice President and Chief Legal Officer in March 2020, was added as an NEO in 2021.

On January 4, 2022, we announced the appointment of Ken Seitz as our interim President and CEO following the departure of Mayo Schmidt who had succeeded Chuck Magro following his departure as CEO effective April 18, 2021. Each CEO departure was upon the request of the board and the board determined each termination to have been without cause. As a result, Mr. Schmidt and Mr. Magro were paid severance amounts upon their respective departures in accordance with the terms of their employment agreements, details of which are provided in this circular. The HR&C Committee, having received advice from Willis Towers Watson and external counsel, was able to control risk to the Company by ensuring that the terms of the CEO employment agreements had enforceable post-employment terms and conditions and contractual limits on severance. In connection with Mr. Magro’s appointment as the new Chief Executive Officer of Corteva, Inc. (Corteva), Nutrien and Corteva entered into an agreement regarding the application of Mr. Magro’s restrictive covenants owed to Nutrien in connection with his services as CEO of Corteva, pursuant to which Corteva, among other things, paid Nutrien a lump sum payment of $18.7 million.

With the assistance of Willis Towers Watson, our independent compensation consultant, the HR&C Committee remains satisfied the executive compensation program at Nutrien has a sound governance structure and is in line with those of our peers.

EXECUTIVE COMPENSATION

We welcome shareholder input on our compensation programs. Though the Say on Pay vote is advisory and non-binding, we carefully consider the results and any feedback in future planning.

Yours sincerely,

Keith G. Martell

Chair of the Human Resources & Compensation Committee

March 28, 2022

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

Named Executive Officers

The six named executive officers, or NEOs, of Nutrien and its subsidiaries for the year ended December 31, 2021 include our two former CEOs, our Chief Financial Officer (CFO), and the next three highest-paid executive officers. The six NEOs are as follows:

NEO	Position

Mayo Schmidt(1)(2)	Former President & Chief Executive Officer

Chuck Magro(1)(3)	Former President & Chief Executive Officer

Pedro Farah	Executive Vice President & Chief Financial Officer

Noralee Bradley	Executive Vice President & Chief Legal Officer

Ken Seitz(2)	Executive Vice President & Chief Executive Officer, Potash

Raef Sully	Executive Vice President & Chief Executive Officer, Nitrogen and Phosphate

Notes:

(1)	Mr. Schmidt was President and Chief Executive Officer to the Corporation effective April 18, 2021 to January 3, 2022; Mr. Schmidt succeeded Mr. Chuck Magro.

(2)	Mr. Seitz was appointed as interim President and Chief Executive Officer to the Corporation effective January 4, 2022; Mr. Seitz succeeded Mr. Mayo Schmidt.

(3)	Mr. Magro ceased to be President and Chief Executive Officer of the Corporation effective April 18, 2021.

Compensation Principles

As the world’s largest provider of crop inputs and services, Nutrien plays a critical role in Feeding the Future by helping growers to increase food production in a sustainable manner.

As a result, we need to attract, motivate and retain the brightest talent with skills across a diverse set of capabilities. This allows us to keep innovating, which is essential for achieving shared success with our customers, investors and other stakeholders that rely on the long-term success of our business. Compensation is a critical tool that helps us accomplish this objective.

Our programs have been designed with a focus on sustainable performance using measures tied to both financial and operational performance with foundations in safety, health and the environment.

EXECUTIVE COMPENSATION

The following principles guide the HR&C Committee and management in the design and administration of Nutrien’s executive compensation program, while supporting the core value of our compensation philosophy of pay-for-performance:

•	link to our business strategy and long-term value creation

•	achieve market competitiveness

•	align with good governance practices

•	mitigate compensation risk

•	assess internal pay equity

The following summarizes how we achieve our compensation principles, and highlights key risk-mitigating features incorporated into our processes and programs:

Compensation Design Features

✓	Simple and transparent

✓	Balance between fixed and variable compensation, with most executive total direct compensation at-risk

✓	Level of fixed compensation to promote retention

✓	Compensation frameworks and processes in place to provide guidance in pay decisions while supporting our commitment to pay equity and inclusion

✓	Performance targets derived from Nutrien’s annual business plan and longer-term strategic business plan objectives

✓	Multiple performance objectives to capture a broader view of absolute and relative performance

✓	Multiple time horizons (from one to ten years) to balance the achievement of short and long-term performance and risk

✓	The annual incentive plan, stock options and performance share units comprise the majority of executive compensation and all have threshold performance levels (below which payouts are not made)

✓	Benchmark total direct compensation versus relevant peers while also considering internal equity

✓	Post-retirement vesting of long-term incentive awards to encourage a long-term view of performance and risk

✓	Apply judgment to address extenuating circumstances

Corporate Governance

✓	HR&C Committee oversees all aspects of executive compensation to assess potential impact on business risk (including human resource risk)

✓	HR&C Committee retains an external compensation consultant to provide independent advice

✓	Recoupment Policy applies to incentive compensation

✓	Mandatory executive equity ownership requirements

✓	Anti-hedging policy that applies to directors and officers

✓	Double trigger change in control provisions requiring both a change of control and termination of the executive are embedded in employment agreements and long-term incentive plans

✓	Severance arrangements limited to two years

✓	Review pay-for-performance sensitivity, payout modelling and back testing of compensation plan design

✓	No stock option repricing or granting stock options at a discount

✓	Shareholders have an annual “say on pay” vote

EXECUTIVE COMPENSATION

Compensation Governance

The HR&C Committee reviews and recommends to the board the compensation philosophy, strategy and principles, and program design, as well as oversees the administration of executive compensation plans, policies and programs.

HR&C Committee
Keith G. Martell, Chair
Maura J. Clark	Nelson L. C. Silva
Aaron W. Regent

The HR&C Committee is composed of independent directors who have been determined by the HR&C Committee to possess human resources literacy, meaning an understanding of compensation theory and practice, human resources management and development, succession planning and executive development. Such knowledge and capability includes: (i) current or prior experience working as a chief executive or senior officer of a major organization (which provides significant financial and human resources experience); (ii) involvement on board compensation committees of other entities; and (iii) experience and education pertaining to financial accounting and reporting, which is integral to managing executive incentive compensation, and familiarity with internal financial controls.

This knowledge and experience, in conjunction with a comprehensive compensation decision process and the support of its independent compensation consultant, enables the HR&C Committee to formulate informed compensation recommendations for board approval.

One of the primary purposes of the committee is to assist the board in fulfilling its oversight responsibilities for executive compensation. Together with the board, the HR&C Committee is committed to getting Nutrien’s approach to human resources matters and compensation right, both for shareholders and for the Corporation’s long-term success.

The executive compensation elements of our committee’s charter focus on:

•	evaluating executives’ performance and recommending appropriate compensation in light of that performance;

•	overseeing the instruments that deliver pay-for-performance;

•	mitigating compensation risk; and

•	putting in place a process to determine competitive compensation levels and overseeing the execution of this process.

To support the decision-making process, the HR&C Committee receives input from management and independent advice from external advisors. The HR&C Committee considers the data provided by and advice of their independent consultant, as well as many other factors. Ultimately, all decisions and recommendations to the board are the committee’s own.

The HR&C Committee reviews the performance goals for the CEO, assesses the CEO’s performance, and makes compensation recommendations for the CEO to the independent members of the board for approval. With respect to the other executive officers, the CEO’s assessment of their performance is taken into account when making compensation decisions. The HR&C Committee reviews and approves the compensation and evaluation process for these other executives.

Willis Towers Watson has been engaged by the HR&C Committee as their independent consultant since 2018. Below is a summary of the work that was conducted in 2021:

•	completed a competitive compensation review for executive positions;

•	evaluated the appropriateness of peer companies and metrics used in Nutrien’s compensation programs;

•	conducted an assessment of the risks inherent in Nutrien’s compensation programs;

•	reported on executive compensation best practices and evolving corporate governance trends;

•	conducted research, prepared studies and provided advice on matters as assigned by Nutrien’s HR&C Committee;

•	supported the review of Nutrien’s proxy circular;

•	provided compensation support for CEO transition;

•	analyzed the pay-for-performance alignment for Nutrien’s CEO compensation; and

•	supported the design and administration of Nutrien’s executive supplemental pension arrangement.

EXECUTIVE COMPENSATION

Other distinct teams at Willis Towers Watson serve as management’s consultant with respect to Nutrien’s pension and benefit programs. The following represents the fees billed in 2020 and 2021 for services provided to the HR&C Committee and to management:

	Billed 2021 ($)(1)	Billed 2020 ($)(1)

Director and Executive Compensation Related Fees(2)	931,136	2,036,820

All Other Fees	4,759,658	4,509,047

Total	5,690,794	6,545,867

Notes:

(1)	Fees incurred in Canadian dollars have been converted to U.S. dollars at a rate of $1.00 = CAD$1.2535 for 2021, $1.00 = CAD$1.3412 for 2020.

(2)	In addition to director and executive compensation services, includes other services related to the HR&C Committee executing its mandate.

The HR&C Committee is aware of the potential conflict of interest associated with the non-executive compensation services and diligently ensures processes are followed to preserve the consultant’s independence. All work performed is and must be pre-approved by the committee, taking into account whether or not the work would compromise their independence. To date, the HR&C Committee is satisfied that Willis Towers Watson continues to provide the committee with impartial advice independent of direct or indirect influence of management. However, the committee may from time to time seek second opinions on substantive issues.

The HR&C Committee based its 2021 decision concerning the independence of Willis Towers Watson on the following:

•

members of the executive compensation consulting team are not responsible for selling other services to Nutrien and receive no incentive or other compensation based on the fees charged to Nutrien for other services provided;

•	the executive compensation consulting team is separate and distinct from the teams that assist Nutrien’s management with the other services provided;

•

the executive compensation consultants do not have a business or personal relationship with any of the committee members or management, and do not own Nutrien shares other than possibly through mutual funds; and

•	Willis Towers Watson has strict protocols and processes to mitigate conflicts of interests and all consultants are required to adhere to a code of conduct.

Compensation Decision Processes

EXECUTIVE COMPENSATION

Compensation Program Risk Management

We mitigate executive compensation risk through appropriate corporate governance oversight, executive compensation plan design (as outlined above) and corporate governance policies. We also motivate certain behaviors that encourage appropriate risk-taking to drive performance in accordance with our risk profile.

As part of its mandate, the HR&C Committee:

•	actively engages with the senior leaders to understand the connection between the executive compensation program and business strategy;

•

governs compensation plan design, the selection of peer groups, the elements of compensation, the level of executives that participate and award distribution, in order to assess potential impact on business risk (including human resource risk);

•

retains an external compensation consultant to provide independent advice on market data, plan design and current good corporate governance practices, and regularly commissions an independent risk assessment;

•	oversees a robust process to assess performance; and

•	considers the implications of the potential risks associated with Nutrien’s compensation policies and practices.

In fulfilling its mandate related to risk management, the HR&C Committee worked with Willis Towers Watson to conduct a compensation program risk assessment. The HR&C Committee concluded that there are no risks arising from Nutrien’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Specific corporate governance policies related to risk management include:

•

Recoupment Policy. Our Recoupment Policy allows for the discretionary recovery from a current or former executive officer of any excess incentive compensation granted or paid to the executive officer where the original award was contingent on the achievement of certain financial results that were later subject to a financial restatement by reasons of non-compliance with securities laws and the need for the restatement was caused by the executive officer’s intentional misconduct, dishonesty or fraud.

•

Mandatory executive equity ownership requirements. Our executives are expected to meet their mandatory executive equity ownership requirements of six times salary for the President & CEO and one and a half to three times salary for our Executive Vice Presidents.

•

Securities Trading Policy. Our Securities Trading Policy prohibits directors and officers from entering into derivative or similar transactions with respect to their securities of the Corporation, holding their securities in a margin account or pledging their securities as collateral for loans, because such arrangements could reduce the risk of equity ownership by directors and officers and negate the alignment of interests of directors and officers with those of shareholders.

Compensation Framework

In accordance with our compensation philosophy, the salary, benefits, perquisites and retirement arrangements for executives provide the secure fixed compensation component necessary to attract and retain key executive talent. The combination of annual and long-term incentives is designed to motivate the execution of our business strategy in a manner that creates shareholder value while retaining executive talent and aligning executive interests with those of our shareholders.

The combination of the fixed and variable/at-risk compensation components provides our executives with a competitive compensation package that is designed to meet Nutrien’s needs and shareholders’ expectations.

EXECUTIVE COMPENSATION

Please see the below chart for an explanation of our executive compensation framework.

		Element	Objective	Design	Term	Form
Total Direct Compensation
Fixed	Short-term	Base Salary	Attraction and retention tool to maintain competitiveness Reflect knowledge, skills and responsibilities of the executives	• Reviewed annually • Reflect market value, individual performance and experience, as well as recognize internal equity	One year	Cash
Variable / At-Risk		Annual Incentive	At-risk compensation to motivate successful execution of annual goals related to Nutrien’s strategy

•   Metrics, weighting and performance standards determined annually based on annual and strategic business plans

•   Payouts are determined based on actual performance relative to pre-determined goals and are not guaranteed

•   Maximum upside opportunity of two times target incentive

					One year	Cash
	Long-term Incentives	Performance Share Units (PSUs)	Align the interests of executives and shareholders and reward achievement of sustained long-term performance relative to peers

•   Represents 50% of long-term incentives

•   Performance multiplier based on Total Shareholder Return (TSR) relative to PSU Peer Group

•   Payouts are based on share price at the end of the performance period and the resulting performance multiplier

•   Performance multiplier has a threshold level of performance required (no guaranteed payout) and a maximum multiplier of 200%

•   Performance multiplier capped at 100% if TSR over the performance period is negative

•   Overlapping awards align executives with the creation of shareholder value over successive three-year periods

					Three years	Cash
		Stock Options	Align compensation with the creation of shareholder value	• Represents 50% of long-term incentives • Potential value based on increase in share price from the date of grant • Vest 25% per year over four years on anniversary date of grant	Ten years	Equity
Indirect Compensation
Fixed	Other Elements	Retirement Arrangements	Attraction and retention tools that reflect competitive market practice and focus on the well-being of the executives	• Defined Contribution/401(k) Plans and Defined Benefit (Dr. Sully only) with substantially the same terms as available to other employees • Supplemental retirement arrangements for top executives
		Benefits		• Insurance, health, welfare and post-retirement benefits with substantially the same terms as available to other employees
		Perquisites		• Generally limited to an automobile allowance, financial counseling and an annual health examination

EXECUTIVE COMPENSATION

Nutrien’s target total direct compensation for the NEOs has an emphasis on variable/at-risk compensation, supporting our strong pay-for-performance culture and creating alignment with shareholders.

Compensation Peer Group

Nutrien benchmarks NEO compensation levels using a peer group of companies (the Compensation Peer Group).

The HR&C Committee annually commissions its independent consultant to review the criteria and composition of the peer group. The criteria for inclusion in the Compensation Peer Group consists of:

✓	autonomous, publicly traded companies;

✓	companies in similar industries headquartered or with their executive team based in Canada or the U.S.; and

✓	companies of a similar size, measured by revenue (generally one half to two times Nutrien’s size) with consideration to assets, enterprise value and EBITDA.

The Compensation Peer Group utilized in making the compensation decisions described in this CD&A was comprised of the following companies:

• Air Products and Chemicals, Inc. • Archer-Daniels-Midland Company • Bunge Limited • CF Industries Holdings, Inc. • Corteva, Inc. • Deere & Company • Dow, Inc.	• DuPont de Nemours, Inc. • Eastman Chemical Company • Ecolab Inc. • Enbridge Inc. • FMC Corporation • Linde plc • LyondellBasell Industries N.V.	• Newmont Corporation • PPG Industries, Inc. • Suncor Energy Inc. • The Mosaic Company • The Sherwin Williams Company • TC Energy Corporation

In 2021, the HR&C Committee approved changes to the Compensation Peer Group to include Cenovus Energy Inc. and Freeport-McMoRan Inc. and remove Bunge Limited, Eastman Chemical Company and Linde plc. The updated Compensation Peer Group will inform 2022 compensation decisions.

Overall, Nutrien targets the 50th percentile of the target total direct compensation (salary plus annual and long-term incentives at target) of the Compensation Peer Group, with the flexibility to recognize the unique roles and responsibilities of Nutrien’s incumbents, their particular expertise relative to market and internal pay equity.

EXECUTIVE COMPENSATION

Salary

Base salaries are reviewed every year and adjusted (as needed) to maintain market competitiveness with the Compensation Peer Group and to reflect the distinct skill set of the individual executives.

NEO	Position	Currency	2021	2020	Percentage Change

Mayo Schmidt	Former President & CEO (April 18, 2021 to January 3, 2022)	USD	$1,275,000	-	-

Chuck Magro	Former President & CEO (January 1, 2018 to April 18, 2021)	CAD	$1,700,000	$1,700,000	-

Pedro Farah	EVP & CFO	CAD	$ 995,000	$ 975,000	2%

Noralee Bradley	EVP & CLO	CAD	$ 765,000	$ 750,000	2%

Ken Seitz	EVP & CEO, Potash (October 1, 2019 to January 3, 2022)	CAD	$ 867,000	$ 800,000	8%

Raef Sully	EVP & CEO, Nitrogen and Phosphate	USD	$ 620,000	$ 560,000	11%

Annual Incentive Plan

Our Annual Incentive Plan is a key element in supporting our pay-for-performance philosophy. Each NEO’s annual incentive opportunity is determined by performance in up to four components, with an emphasis on key operating and financial metrics:

1.	safety, health and environmental (SHE) performance at the corporate level (for all NEOs) and operating segment (segment) level (for Ken Seitz and Raef Sully only);

2.	Nutrien corporate performance reflecting results against both financial and strategic metrics that include Nutrien’s environmental, social and governance performance (all NEOs);

3.	Nutrien segment performance (Mr. Seitz and Dr. Sully only); and

4.	individual performance (Pedro Farah, Noralee Bradley, Mr. Seitz and Dr. Sully only).

The Annual Incentive Plan for the 2021 plan year continues to include strategic metrics at both the Nutrien and operating segment levels to measure and reward initiatives critical to the longer-term success of the organization. The incentive targets continue to be set as a percentage of salary, with actual payouts based on a performance multiplier dependent on the achievement of predetermined annual goals.

The HR&C Committee and the board have the ability to apply informed judgment to adjust outcomes based on market, operational and other realities that may not have been contemplated in the scorecard formula.

EXECUTIVE COMPENSATION

Performance Component		Schmidt	Farah	Bradley	Seitz	Sully	Performance Metrics
SHE	Nutrien	✓	✓	✓	✓	✓	SHE Site Effectiveness Index Total Recordable Injury Frequency (TRIF) Lost Time Injury Frequency (LTIF) Environmental Incident Rate (EIR) Fire Prevention Index (Potash only)
	Potash				✓
	Nitrogen/Phosphate					✓
Corporate	Financial & Strategic	✓	✓	✓	✓	✓

Adjusted Net Earnings per Share(1)

Adjusted Cash from Operations(1)

Cash Selling, General & Administrative Expenses (excluding Retail)(1)

Execution and Delivery of Strategic Growth Initiatives and Portfolio Optimization(2)

Segment	Potash				✓		Potash Adjusted EBITDA Potash Cash Cost of product manufactured per tonne(1) Productivity Improvement Investment and Project Delivery
	Nitrogen/Phosphate					✓

Nitrogen Adjusted EBITDA

Phosphate Adjusted EBITDA
Ammonia Controllable Cash Cost of product manufactured per tonne

Phosphate Cash Cost of product manufactured per tonne
Reliability

Investment and Project Delivery

Notes:

(1)

We use non-IFRS financial measures or non-IFRS ratios to supplement our financial statements, which are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board unless otherwise stated. Certain non-IFRS financial measures are used to measure performance and settle executive compensation. See page 69 for more information.

(2)

Strategic KPIs in 2021 represent outcome based, in-year activities that contribute to the achievement of Nutrien’s longer-term Strategic Plan. Metrics include strategic growth, investment and project delivery, progress of greenhouse gas emissions projects and diversity related ESG metrics.

Target Annual Incentive Opportunity

The table below outlines the annual incentive targets as at December 31, 2021 for our NEOs and the weighting of the various performance components applicable to each. The actual performance multiplier can range from 0 percent to 200 percent of target.

			2021 Annual Incentive		Performance Component Weighting

NEO	2021 Salary(1)		Target(2) (% of Salary)	Target	SHE	Corporate	Operating Segment	Individual

Mayo Schmidt	$882,692	(3)	140%	$1,235,769	10.0%	90.0%	0%	0%

Pedro Farah	$789,482		90%	$710,534	10.0%	65.0%	0%	25%

Noralee Bradley	$607,069		75%	$455,302	10.0%	65.0%	0%	25%

Ken Seitz	$676,826		90%	$609,143	11.5%	31.5%	32%	25%

Raef Sully	$619,341		90%	$557,407	11.5%	31.5%	32%	25%

Notes:

(1)	Actual salary earned in 2021. Salaries earned in Canadian dollars have been converted to U.S. dollars at a 2021 average annual exchange rate of $1.00 = CAD$1.2535.

(2)	Former President and CEO, Chuck Magro’s target bonus was 140% of base salary.

(3)	Mr. Schmidt’s 2021 salary was prorated to reflect his start date of April 18, 2021.

EXECUTIVE COMPENSATION

2021 Annual Incentive Plan Decisions

2021 Safety, Health & Environment (SHE) Results

We operate in an industry where our people are exposed to workplace situations with the potential to cause injury. Keeping them safe, healthy and secure is a core value. Our safety culture starts with our people leaders and extends to everyone involved in our business. That is why a key focus on our SHE score is based on leading indicators to entrench a safety culture in our business.

•

Site Effectiveness Index supports our SHE Strategy by evaluating the effectiveness in multiple proactive safety activities at the site level. Activities are captured across five key categories including Leadership and Accountability, Employee Engagement, Hazard identification and SIF Prevention, Environmental Stewardship and Process Safety and Site SHE Program and Initiative Implementation.

•	Total Recordable Injury Frequency (TRIF) measures the total number of recorded injuries per 200,000 hours worked.

•	Lost-Time Injury Frequency (LTIF) measures the number of injuries resulting in lost time per 200,000 hours worked.

•	Environmental Incident Rate (EIR) measures the number of environmental incidents per 200,000 hours worked.

Corporate SHE Objectives	Threshold (50%)	Target (100%)	Maximum (200%)	Results	2021 Score	Weighting	Weighted Score
SHE Site Effectiveness Index	50%	100%	200%	138%	138%	50%	69%
Total Recordable Injury Frequency (TRIF)	1.59	1.25	1.00	1.10	160%	16.7%	27%
Lost Time Injury Frequency (LTIF)	0.46	0.34	0.27	0.27	200%	16.6%	33%
Environmental Incident Rate (EIR)	0.11	0.08	0.05	0.06	167%	16.7%	28%
Corporate SHE Score							157%

Potash SHE Score							81%

Nitrogen and Phosphate SHE Score							136%

2021 Corporate and Operating Segment Results

We ensure our NEOs compensation is aligned with the interests of our shareholders by establishing financial and strategic metrics supporting Nutrien’s longer term success.

•	Corporate Objectives: Financial

o	Adjusted net earnings per share closely measures near-term shareholder value creation and serves to align executive interests with those of shareholders.

o

Adjusted Cash from Operations measures the strength and performance of our operations and serves to focus executives on ensuring strong cash generation from Nutrien’s core business to maintain and grow the company.

o	Cash Selling, General and Administrative Expenses (excluding Retail) governance ensures executives continued focus on cost control and management of Corporate overhead.

•	Corporate Objectives: Strategic

o

Execute and deliver on strategic growth initiatives and portfolio optimization – These strategic metrics represent outcome based, in-year activities that contribute to the achievement of Nutrien’s longer-term Strategic Plan (strategic growth, investment and project delivery, progress of greenhouse gas emissions projects and diversity related ESG metrics).

•	Operating Segment Objectives are listed on page 50, and include adjusted EBITDA, productivity improvement, reliability, cash generation and cost control, and project related metrics.

EXECUTIVE COMPENSATION

2021 Corporate and Operating Segment Results

Corporate Objective	Threshold (50%)	Target (100%)	Maximum (200%)	Results	2021 Score	Weighting	Weighted Score
Adjusted net earnings per share (US$/share)(1)	$1.50	$2.25	$2.90	$6.23	200%	22.2%	44.4%
Adjusted Cash from Operations (US$ millions)(1)	$2,150	$2,650	$3,150	$5,286	200%	22.2%	44.4%
Cash Selling, General & Administrative Expenses (excluding Retail) (US$ millions)(1)	$315	$300	$285	$276	200%	11.1%	22.2%
Financial Performance Indicators					200%	55.5%	111%
Strategic Performance Indicators(2)					170%	44.4%	76%
Corporate Score							187%

Potash Business Unit Score							169%

Nitrogen and Phosphate Business Unit Score							122%

Notes:

(1)	This is a non-IFRS measure, please see “Non-IFRS Financial Measures Advisory” on page 69.
(2)

Strategic performance indicators, as described starting on page 47, ensure we align our NEO compensation with the execution of Nutrien’s strategy in support of our longer term success. We had excellent performance related to these strategic metrics in 2021. Success was linked to the advancement of key strategic initiatives across the organization to align with Nutrien’s strategic goals. This included strong execution on Nitrogen brownfield projects supporting improved product mix flexibility while optimizing profitability, progress of our Potash Next Generation capabilities, supporting safe, efficient and flexible mining operations, progress of greenhouse gas emission reduction projects supporting Nutrien’s sustainability strategy, exceptional results on strategic EBITDA growth in Retail including strong adoption of Retail’s Digital Hub platform, and in support of our ED&I program a positive trend in our diverse hiring.

2021 Individual Performance Achievements & Scores

NEO	2021 Key Results	Individual Score
Pedro Farah

•   Strong oversight of capital structure maximizing strong market fundamentals, including the $2.1 billion long-term debt reduction and optimizing Nutrien’s funding structure to enable flexibility to grow the business and return cash to shareholders.

•   Led numerous value-adding initiatives that helped to provide strong shareholder returns of $2.1 billion through share repurchase program(s) and a stable and growing dividend.

•   Executed robust capital management strategy maintaining a strong balance sheet and investment-grade credit rating, resulting in expected annualized interest savings of approximately $60 million.

•   Advanced Nutrien Financial including rolling out Nutrien’s first green financing structure in Brazil, and implementation of organizational capacity, corporate structures and aligned governance processes in Australia.

•   Improved share representation with US and international investors, providing Nutrien with access to larger capital markets.

170%
Noralee Bradley

•   Led the Legal Team through the strategic expansion transactions in Latin America and capital market transactions, including redemption of long-term debt and share repurchase programs.

•   Supported the implementation of CEO leadership transitions.

•   Partnered with the Sustainability team to advance our ESG strategy, specifically supporting the launch of a cross-functional governance process. and Nutrien’s associated ESG reporting.

•   Advanced Nutrien’s Integrity Core Value across all Global operations through roll out of a new employee Code of Conduct and training to align with Nutrien’s Equity, Diversity, and Inclusion principles.

•   Launched a compliance risk assessment, coordinating a Global framework for privacy and data governance, a litigation management system, and a company-wide response to changes in international sanctions.

•   Provided strategic oversight on active ingredient product liability and crop inputs litigation

•   Oversaw legal strategy and regulatory compliance on safety and operational protocols across Global operations in response to COVID-19, supporting employee safety and operational continuity.

170%

EXECUTIVE COMPENSATION

NEO	2021 Key Results	Individual Score
Ken Seitz

•   Advanced our safety culture which resulted in improved safety performance year-over-year.

•   Delivered on strategic plans including record potash production and sales including successfully surging 2021 production volumes by nearly one million tonnes while preserving and positioning capabilities to further increase production in 2022 as market conditions require.

•   Achieved a competitive Potash cash cost of product manufactured per tonne of $63 despite headwinds from royalties, foreign exchange, and inflation.(1)

•   Continued to secure stable operations into the future through a focus on skilled and appropriate levels of resourcing, implementing career development and succession planning for all staff, maintaining a low turnover rate and completing collective bargaining at the Lanigan site.

•   Progressed Next Generation Potash initiatives including tele remote and autonomous mining operations and predictive maintenance that contribute to enhanced safety, efficiency, and flexibility across the Potash network.

•   Advanced projects in support of Nutrien’s long-term greenhouse gas emissions goals, which further improves Nutrien’s low-cost position.

•   Championed Equity, Diversity & Inclusion efforts to increase diversity of our workforce, including facilities improvements and sponsored apprenticeship programs.

170%
Raef Sully

•   Advanced our safety culture that resulted in record safety performance and led the COVID-19 pandemic response, minimizing the impact to the business and our customers.

•   Achieved record financial results in Nitrogen & Phosphate, despite supply chain challenges.

•   Successfully completed two of the largest maintenance turnarounds in Nutrien’s history, efficiently navigating pandemic-driven supply and resourcing disruptions.

•   Executed Phase 1 Nitrogen brownfield projects, on time, on budget and to expected performance.

•   Completed construction of new Anhydrous Hydrogen Fluoride (AHF) plant with our partner, Arkema.

•   Progressed greenhouse gas emission reduction projects to support Nutrien’s longer term emission reduction goals.

•   Championed Equity, Diversity & Inclusion efforts to increase diversity of our workforce, including facilities improvements and sponsored apprenticeship programs.

170%

Notes:

(1)	This is a non-IFRS measure, please see “Non-IFRS Financial Measures Advisory” on page 69.

2021 Annual Incentive Payouts

The table below outlines actual annual incentive payouts as at the year ending December 31, 2021 for our NEOs and the weighting of the various performance components applicable to each. The actual performance multiplier can range from 0 percent to 200 percent of target.

	2021 Salary(1)	Target Incentive (% of salary)	SHE Performance		Corporate Performance		Business Unit Performance		Individual Performance		Overall Score (%) of Target	2021 Annual Incentive Payout(1)
NEO			Weight	Score	Weight	Score	Weight	Score	Weight	Score

Mayo Schmidt(2)(3)	$882,692	140%	10%	157%	90%	187%	0%	0%	0%	0%	184%	$2,273,815

Pedro Farah	$789,482	90%	10%	157%	65%	187%	0%	0%	25%	170%	180%	$1,277,184

Noralee Bradley	$607,069	75%	10%	157%	65%	187%	0%	0%	25%	170%	180%	$818,406

Ken Seitz	$676,826	90%	11.5%	104%	31.5%	187%	32%	169%	25%	170%	167%	$1,019,980

Raef Sully	$619,341	90%	11.5%	143%	31.5%	187%	32%	122%	25%	170%	157%	$874,515

EXECUTIVE COMPENSATION

Notes:

(1)	Actual salary earned in 2021. Salaries earned in Canadian dollars have been converted to U.S. dollars at a 2021 average annual exchange rate of $1.00 = CAD$1.2535.

(2)	Salary and corresponding annual incentive have been prorated from Mr. Schmidt’s start date of April 18, 2021.

(3)

Upon Mr. Schmidt’s departure, as part of his severance package, the annual incentive payout was made to Mr. Schmidt in accordance with the terms of his employment and represented target annual incentive for 2022, prorated to reflect the three day period of service in 2022. See note 8 to the Summary Compensation Table below.

The annual incentive payout was made to Chuck Magro in accordance with his employment agreement and represented target annual incentive for 2021, prorated to reflect the period from January 1, 2021 to April 18, 2021. See “Incentive Plan Awards – Value Vested or Earned During the Year” for additional information on Mr. Magro’s annual incentive payout.

Long-Term Incentive Program

The long-term incentive (LTI) program provides the NEOs with an opportunity to receive variable compensation contingent on Nutrien’s long-term performance.

Long-term incentives are the most important component in Nutrien’s reward strategy, as these programs align the interests of NEOs, executives and senior leaders with the interests of our shareholders, motivate leaders to deliver shareholder value over various time horizons, mitigate potential compensation risk by virtue of the longer time horizon and allow us to attract, motivate and retain key talent. Nutrien achieves these objectives by using a combination of Performance Share Units (PSUs) and Stock Options. See “Schedule B – Nutrien Long-Term Incentive Plans” for the terms and conditions attached to the Nutrien 2021 long-term incentive awards.

Starting in 2022, restricted share units (RSUs) will be introduced into our LTI mix for executives. The LTI mix will then be comprised of 50% PSUs, 25% stock options and 25% RSUs. RSUs will be settled in cash, vest at the end of their three-year term and will accrue dividends on a notional basis. This change supports Nutrien’s emphasis on balanced growth. In addition, market practice supports the rebalancing to include RSUs with a corresponding offset to stock options.

The HR&C Committee believes that this mix of long-term awards will continue to focus our executives on long-term value creation and thereby align their interests with those of our shareholders. The HR&C Committee further believes that the long-term incentive program supports a balanced approach to risk management.

Performance Share Units (PSUs)

The PSUs cliff vest and are settled in cash at the end of three years, contingent on achievement of predetermined performance conditions over the three-year performance period. The performance criteria is currently based on Nutrien’s relative Total Shareholder Return (TSR). In 2021, Nutrien has continued to review the design of its PSU plan and has added a second PSU metric based on Return on Invested Capital for awards granted in 2022.

At the end of the three-year performance period, Nutrien’s TSR performance is compared to that of the PSU Peer Group (discussed below). Dividend equivalents accrue and are also cash settled at the end of the performance period. Performance is assessed at the end of each year, with the resulting three years averaged over the full performance period to determine the performance multiplier. The multiplier and vesting conditions apply to both the original grant and dividend equivalents.

The graph below illustrates the performance range and multiplier that can range from 0 percent to 200 percent of target.

•   No PSUs will pay out if Nutrien’s TSR is below the 25th percentile.

•   The maximum performance multiplier is 200 percent of target, which is earned when the performance is at or above the 75th percentile.

•   If Nutrien’s TSR is negative over the performance measurement period, the performance multiplier is capped at 100 percent.

EXECUTIVE COMPENSATION

PSU Peer Group

Given the diverse nature of the Corporation’s business, the HR&C Committee has found it challenging to set a PSU Peer Group derived solely of Nutrien’s direct competitors. Therefore, a group of companies with some competitive overlap has been identified and used, consisting of competitors in one or more segments of our business, competitors for shareholder investment or companies with similar business models. The criteria for inclusion in the PSU Peer Group consists of:

✓  companies in the fertilizer or agricultural industries;

✓  companies with comparable enterprise value; and

✓  companies that have a similar risk profile.

It is anticipated that the PSU Peer Group will evolve over time to reflect these criteria, with a view to ensuring the change in peers does not result in unintended consequences. The PSU Peer Group was reviewed in 2021 and no changes were made.

The HR&C Committee considers it appropriate to establish separate peer groups for compensation and performance assessment purposes. The Compensation Peer Group consists of North American companies that represent our primary market for executive talent, whereas the PSU Peer Group is a more global array of companies that represent reasonable investment alternatives for shareholders.

The PSU Peer Group utilized for the 2021 grant was comprised of the following companies:

• AGCO Corporation • Archer-Daniels-Midland Company • Bunge Limited • CF Industries Holdings, Inc. • Corteva, Inc.	• Deere & Company • FMC Corporation • Incitec Pivot Limited • Ingredion Incorporated	• Israel Chemicals Ltd. • K+S Aktiengesellschaft • Sociedad Quimica v Minera • The Mosaic Company • Yara International ASA

Stock Options

Stock options align our executives with the expectations of shareholders as any value realized is dependent on an increase in Nutrien’s share price. They are long-term in nature, with a ten-year term and vesting period over four years which also encourages retention.

2021 PSU, RSU and Stock Option Grants

In 2021, Nutrien granted long-term incentives to the following NEOs.

	Target Award Value (% of salary)	Long-term Incentive Mix			Number Granted
NEO(1)		Performance Share Units	Stock Options	Restricted Share Units	Performance Share Units(2)	Stock Options(3)	Restricted Share Units

Mayo Schmidt(4)	625%	50%	-	50%	46,072	-	46,072

Pedro Farah	275%	50%	50%	-	21,578	98,591	-

Noralee Bradley	250%	50%	50%	-	15,090	68,945	-

Ken Seitz	250%	50%	50%	-	16,096	73,541	5,484(5)

Raef Sully	250%	50%	50%	-	15,976	72,995	-

Notes:

(1)	Former President and CEO, Chuck Magro was granted long-term incentive awards at a target of 625% of base salary, which equated to 85,508 Performance Share Units and 390,687 Stock Options.

(2)	Number of PSUs granted was based on Nutrien’s average share price for the month of December 2020 on the NYSE of $48.51.

(3)	Number of stock options granted was based on an exercise price of $56.62 and the option value ratio used for financial reporting purposes of 19%.

(4)	Mr. Schmidt’s share units are made up of an on-hire PSU and RSU grant based on Nutrien’s share price on May 17, 2021 on the NYSE of $61.13.

(5)	Mr. Seitz’s restricted share units include a one-time RSU grant based on Nutrien’s share price on May 17, 2021 on the NYSE of $61.13.

EXECUTIVE COMPENSATION

Management Equity Ownership Requirements

NEOs and certain other designated executive officers are expected to hold an amount of equity equal to a multiple of base salary within five years of their appointment. PSUs (which track the value of the common shares at the target level of achievement) count towards the equity ownership requirements, capped at one-third of the number of PSUs held by the NEO for each year that the PSUs are tracking at or above target. To determine compliance with the equity ownership requirements, the value of common shares is assessed at the higher of (i) the original common share purchase price, and (ii) the market value of the common shares. The value of PSUs is based on market value. Stock options do not count towards the equity ownership requirements. The HR&C Committee reviews the equity ownership of senior executives on a semi-annual basis. All of our NEOs are in compliance with their equity ownership requirements.

With the addition of RSUs to the executive LTIP Mix, the Equity Ownership Requirements will reflect a revised ownership calculation. The new calculation includes common shares as outlined above, vested and unvested RSUs (at market value), one-third of unvested PSUs tracking above target (at market value) for PSUs granted on or before 2021 and DSUs.

See page 44 for information about our Securities Trading Policy, which prohibits directors and officers from entering into certain transactions that could reduce the risk of equity ownership.

The following table sets out the equity ownership interests of applicable NEOs as at March 18, 2022:

NEO	Equity Ownership Requirement(1)		Equity Ownership		NEO’s Equity-at-Risk(2)
	Multiple of Base Salary	2021 Ownership Requirement(3)	Common Shares (#)	Eligible Share- Based Awards (#)(4)	Common Shares	Share- Based Awards(4)	Total Equity Ownership	Multiple of Base Salary

Pedro Farah	3x	$2,365,911	26,225	14,884	$2,613,321	$1,483,191	$4,096,512	5.19

Noralee Bradley	3x	$1,819,017	5,212	10,406	$519,376	$1,036,958	$1,556,334	2.57

Ken Seitz	3x	$2,061,553	Nil	24,757	Nil	$2,467,061	$2,467,061	3.59

Raef Sully	3x	$1,860,000	24,089	10,903	$2,400,468	$1,086,484	$3,486,952	5.62

Notes:

(1)	Executive officers have five years to comply with equity ownership requirements. Nutrien considers the requirement met if the target is achieved on a prorated basis.

(2)	Based on Nutrien’s closing share price on the NYSE on March 18, 2022 of $99.65.

(3)	Base salaries paid to NEOs in Canadian dollars have been converted into U.S. dollars at the Bank of Canada exchange rate on March 18, 2022 of $1.00 = CAD$1.2617.

(4)	Amounts reported include PSUs and RSUs credited as dividend equivalents.

EXECUTIVE COMPENSATION

Total Shareholder Return – Share Performance Graph

The following graph illustrates Nutrien’s Total Shareholder Return in Canadian dollars, assuming an initial investment of CAD$100 in our common shares on their first day of trading, January 2, 2018 (assuming reinvestment of dividends) and compares it to the return of the S&P/TSX Composite Index during that same four-year period. Long-term incentives represent a significant portion of our NEOs compensation, where the value realized is tied directly to share price performance.

Cost of Management Ratios

The cost of management ratio expresses the total compensation paid or awarded to the NEOs (including the CEO) as disclosed in the three-year Summary Compensation Table, as a percentage of net earnings and market capitalization of the Corporation:

	2021	2020	2019
Total compensation reported for the named executives ($ millions)(1)	44	28	30
Net Earnings ($ millions)	3,179	459	992
Market Capitalization ($ millions)	41,923	27,416	27,450
Cost of Management Ratio (based on Net Earnings)	1.40%	6.18%	3.01%
Cost of Management Ratio (based on Market Capitalization)	0.11%	0.10%	0.11%

Notes:

(1)

Total NEO compensation as set forth in the management proxy circular for that year. Total compensation in 2021 includes severance payments to former, Chief Executive Officer Chuck Magro of $7,978,365, as detailed in note 11 to the Summary Compensation Table on page 57.

EXECUTIVE COMPENSATION

2021 Executive Compensation

Summary Compensation Table

The following table provides a summary of the compensation earned by our NEOs for services rendered in all capacities during 2021, 2020, and 2019. Nutrien maintains executive compensation in its home currency (Canadian based NEOs are paid in Canadian dollars and U.S. based NEOs are paid in U.S. dollars). All figures, however, are reported in U.S. dollars unless otherwise indicated. Specific aspects of this compensation are dealt with in further detail in the tables and notes on the following pages:

NEO	Position	Year	Salary(1) ($)		Share-based Awards(2) ($)		Option-based Awards(3) ($)	Non-Equity Incentive Plan Compensation – Annual Incentive Plans ($)		Pension Value(4) ($)		All Other Compensation(5) ($)		Total Compensation(6) ($)
Mayo Schmidt	Former President & CEO from April 18, 2021 to January 3, 2022	2021	882,692		5,632,763		-	2,273,815	(7)	509,674		82,556		9,381,500	(8)

Chuck Magro	Former President & CEO to April 18, 2021	2021	443,374	(9)	4,814,463		4,202,933	561,802	(10)	1,610,076		6,821,752		18,481,400	(11)
		2020	1,267,522		3,581,231		4,081,573	2,450,623		725,999		104,305		12,211,253
		2019	1,260,987		4,630,568		4,101,255	1,754,789		514,815		103,865		12,366,278
Pedro Farah	EVP & CFO from February 1, 2019	2021	789,482		1,221,746		1,060,622	1,277,184		475,080		49,409		4,873,523
		2020	726,961		903,722		1,030,000	910,081		418,562		39,018		4,028,344
		2019	652,887		5,571,854	(12)	1,034,966	573,790		272,353		143,024	(12)	8,248,874

Noralee Bradley	EVP & CLO from March 2, 2020	2021	607,069		854,396		741,697	818,406		341,009		68,464		3,431,041
		2020	451,662		1,423,518		Nil	588,629		239,799		55,490		2,759,098
Ken Seitz	EVP & CEO, Potash from October 1, 2019 to January 3, 2022(13)	2021	676,826		1,246,592		791,139	1,019,980		432,206		15,477		4,182,220
		2020	596,481		2,763,869	(14)	768,295	700,485		314,642		18,615		5,162,387
		2019	136,824		Nil		Nil	542,659	(14)	60,471		1,816,342	(14)	2,556,296
Raef Sully	EVP & CEO, Nitrogen and Phosphate	2021	619,341		904,561		785,266	874,515		354,424		19,400		3,557,507
		2020	581,538		621,541		708,390	749,669		(454,813	)(15)	31,155		2,237,480
		2019	522,692		705,657		624,998	376,926		235,840		155,810		2,621,923

Notes:

(1)	Amounts reported represent the actual salary amount paid to NEOs in the years indicated.

(2)

Amounts reported for 2021, 2020 and 2019 represent the grant date fair value of PSUs awarded in 2021, 2020 and 2019, respectively. The values shown below are derived at a point in time and will be different than the value upon vesting. As such, the 2021, 2020 and 2019 PSU awards are reported on this basis. See page 58 “Outstanding Share-Based and Option-Based Awards” for the value of outstanding PSU awards at December 31, 2021.

Assumptions	2021 Grant Value	2020 Grant Value	2019 Grant Value

Grant date fair value	$56.62	$42.23	$53.54

Expected life in years	3	3	3

Accounting fair value	$69.81	$41.88	$77.25

(3)

Amounts reported for 2021, 2020 and 2019 represent the grant date fair value of stock options awarded in 2021, 2020 and 2019 as calculated for financial reporting purposes (accounting fair value). Grant date fair value has been calculated using the Black-Scholes-Merton option pricing model. Consistent with prevailing market practice, the HR&C Committee approved the use of the accounting value for determining stock option awards to simplify the process and mitigate differences in values between what is delivered and what is reported. As such, the 2021, 2020 and 2019 stock option awards are reported on this basis. Underlying assumptions and values are outlined in the table below. The values shown are “theoretical values” derived at a point in time and will be different than the value upon exercise. See page 58 “Outstanding Share-Based Awards and Option-Based Awards” for the value of outstanding option-based awards at December 31, 2021.

EXECUTIVE COMPENSATION

Assumptions	2021 Grant Value	2020 Grant Value	2019 Grant Value
Share price on date of grant	$56.62	$42.23	$53.54
Expected life in years	8.5	8.5	7.5
Expected volatility	29%	29%	27%
Expected annual dividend yield	3.22%	4.36%	3.22%
Option value ratio	19%	16%	21%

(4)	Amounts reported include all compensatory items related to the defined benefit and defined contribution plans, including service costs, plan changes and above market earnings.

(5)

Amounts reported represent all perquisites and include items such as car allowance, financial planning, vacation payout and executive medicals. In 2021, 2020 and 2019, Mr. Magro received vacation payouts from prior years of $87,788, $68,251 and $71,456, respectively. In 2021 and 2020, Mrs. Bradley received $52,987 and $43,807 of relocation services. In 2021, Mr. Schmidt received $30,989 of tax planning services.

(6)

For 2021, 2020 and 2019 cash compensation data amounts for compensation paid in Canadian dollars has been converted into U.S. dollars at the average annual exchange rate of $1.00 = CAD$1.2535, $1.00 = CAD$1.3412 and $1.00 = CAD$1.3268, respectively. Defined benefit pension obligations have been converted from Canadian dollars to U.S. dollars using the 2021, 2020 and 2019 Bank of Canada exchange rates on December 31 of $1.00 = CAD$1.2678, $1.00 = CAD$1.2732 and $1.00 = CAD$1.2988, respectively. Equity compensation is denominated in U.S. dollars and thus does not require the application of an exchange rate.

(7)	Annual incentive payment prorated from April 18, 2021 to December 31, 2021.

(8)

Total compensation amount excludes severance payments in respect to Mr. Schmidt’s termination. Severance payments made in 2022 relating to Mr. Schmidt’s departure, which the board determined to be a termination without cause under the terms of Mr. Schmidt’s employment, are equal to:

•

Severance equal to annual salary for the period from January 4, 2022 to April 18, 2023 (the Severance Period), target annual incentive for the Severance Period, and a 2022 target annual incentive for three days of service in 2022 ($3,955,560); and

•	Contributions the Corporation would have made to DC Plan and for DB SERP service credit, as well as cost of benefits, for the Severance Period ($878,733).

Further details on the severance entitlements of Mr. Schmidt are provided under “Employment Agreements, Termination and Change in Control Benefits” below.

(9)	Base salary prorated to April 18, 2021.

(10)	Target annual incentive for 2021 prorated to April 18, 2021.

(11)

Includes severance payments relating to Mr. Magro’s departure, which the board determined to be a termination without cause under the terms of Mr. Magro’s employment agreement. This lump sum cash payment is equal to:

•	Severance equal to two years annual salary and target annual incentive over the two-year severance period ($6,509,773); and

•	Contributions the Corporation would have made to DC Plan and for DB SERP service credit, as well as cost of benefits, over the two-year severance period ($1,468,592).

Further details on our contractual obligations to Mr. Magro, as well as our agreement with Corteva regarding Mr. Magro’s services as CEO to Corteva (including the payment of $18.7 million by Corteva to Nutrien, among other things), are provided under “Employment Agreements, Termination and Change in Control Benefits” below. In addition, includes a fee in the amount of $113,017 paid to Mr. Magro for his consulting services provided until May 16, 2021 to facilitate transition of his succession.

(12)

In February 2019, Mr. Farah left a senior position at Walmart to become our Executive Vice President & Chief Financial Officer. In order to compensate him for the market value of his unvested equity awards from his previous employer which were forfeited when he left the company, he received a one-time transitional grant in 2019 of PSUs valued at $3,900,000.

(13)	Mr. Seitz was appointed as interim President and Chief Executive Officer of the Corporation effective January 4, 2022; Mr. Seitz succeeded Mr. Mayo Schmidt.

(14)

In October 2019, Mr. Seitz left a senior position at Canpotex to become our Executive Vice President & Chief Executive Officer, Potash. His 2019 salary of $602,954 was prorated to reflect his start date of October 1, 2019. His 2019 target annual incentive opportunity of $542,659 was annualized and paid in full in lieu of his annual incentives which were forfeited when he left his previous employer. In order to compensate him for the market value of his unvested long-term incentive awards from his previous employer which were forfeited when he left the company, he received a 2019 cash bonus of $1,808,863 and a one-time transitional grant in 2020 of PSUs valued at $2,353,520.

(15)

To complete post-merger alignment, Dr. Sully was moved into Nutrien’s DB SERP, the same DB SERP in which the rest of Nutrien’s NEOs participate, effective July 1, 2020. This alignment and move to the Nutrien DB SERP resulted in a one-time reduction of $659,418 to the present value of Dr. Sully’s defined benefit obligation in Nutrien’s financial statements.

EXECUTIVE COMPENSATION

Outstanding Share-Based Awards and Option-Based Awards

The following table provides details regarding outstanding options and share-based awards as of December 31, 2021.

See “Schedule C – Summary of Agrium Legacy Long-term Incentive Plans” and “Schedule D – Summary of PotashCorp Legacy Long-term Incentive Plans” for the terms and conditions attached to the legacy long-term incentive awards.

	Option-based Awards(1)					Share-based Awards(1)

Name	Option Grant Date	Number of Securities Underlying Unexercised Options	Options Exercise Price ($)	Options Expiration Date	Aggregate Value of Unexercised In-the- Money Options(1) ($)	Share Based Awards Grant Date	Number of Share Based Awards that have not Vested(2) (#)	Market Value of Share Based Awards that have not Vested (Performance to Date)(2)(3) ($)	Market Value of Share Based Awards that have not Vested (Target Performance)(2)(3) ($)	Payout Value of Share Based Awards that have Vested and are not Paid Out(2)(4) ($)
Mayo Schmidt						18-May-21	93,432	9,977,043	7,026,086
	Total	Nil			Nil	Total	93,432	9,977,043	7,026,086	Nil
Chuck Magro	20-Feb-18	97,929	44.50	20-Feb-28	3,006,420	20-Feb-19	Nil	Nil	Nil	9,094,307
	20-Feb-19	182,385	53.54	20-Feb-29	3,950,459	19-Feb-20	90,755	6,278,794	6,824,776
	19-Feb-20	302,035	42.23	19-Feb-30	9,958,094	17-Feb-21	70,414	9,743,044	5,295,133
	17-Feb-21	195,344	56.62	17-Feb-31	3,629,492
	Total	777,693			20,544,465	Total	161,169	16,021,838	12,119,909	9,094,307
Pedro Farah	19-Feb-19	92,051	53.54	19-Feb-29	1,993,825	19-Feb-19	Nil	Nil	Nil	10,942,969
	18-Feb-20	127,214	42.23	18-Feb-30	4,194,246	18-Feb-20	22,902	1,584,452	1,722,230
	17-Feb-21	98,591	56.62	17-Feb-31	1,831,821	17-Feb-21	22,058	3,052,121	1,658,762
	Total	317,856			8,019,892	Total	44,960	4,636,573	3,380,992	10,942,969
Noralee Bradley	17-Feb-21	68,945	56.62	17-Feb-31	1,280,998	19-Feb-20	32,032	2,216,102	2,408,806
						17-Feb-21	15,426	2,134,465	1,160,035
	Total	68,945			1,280,998	Total	47,458	4,350,567	3,568,841	Nil
Ken Seitz	18-Feb-20	85,280	42.23	18-Feb-30	2,811,682	18-Feb-20	70,041	4,845,717	5,267,083
	17-Feb-21	73,541	56.62	17-Feb-31	1,366,392	17-Feb-21	16,454	2,276,707	1,237,341
						18-May-21	5,561	418,187	418,187
	Total	158,821			4,178,074	Total	92,056	7,540,611	6,922,611	Nil
Raef Sully(5)	16-May-13	8,000	109.45	16-May-23	Nil	19-Feb-19	Nil	Nil	Nil	1,385,891
	15-May-14	8,789	92.83	15-May-24	Nil	18-Feb-20	15,751	1,089,717	1,184,475
	12-Dec-14	7,460	87.68	12-Dec-24	Nil	17-Feb-21	16,331	2,259,688	1,228,091
	12-May-15	12,376	80.80	12-May-25	Nil
	20-Feb-18	15,989	44.50	20-Feb-28	490,862
	19-Feb-19	37,794	53.54	19-Feb-29	818,618
	18-Feb-20	78,631	43.23	19-Feb-30	2,592,464
	17-Feb-21	72,995	56.62	17-Feb-31	1,356,247
	Total	242,034			5,258,191	Total	32,082	3,349,405	2,412,566	1,385,891

Notes:

(1)

Outstanding awards granted before 2018 have been converted to Nutrien common shares with corresponding adjustments to the exercise prices. December 31, 2021 values are based on Nutrien’s closing share price on the NYSE on December 31, 2021 of $75.20.

(2)	Includes PSUs credited as dividend equivalents.

(3)

For the 2020 and 2021 PSU grants, reflects the market value of PSUs that have not yet vested based on Nutrien’s closing share price on the NYSE on December 31, 2021 of $75.20 and tracking performance to December 31, 2021 (as applicable).

(4)

PSUs granted to Mr. Magro, Mr. Farah and Dr. Sully in 2019 that matured in 2021 were paid out in March 2022 based on Nutrien’s average share price for the month of December 2021 on the NYSE of $71.44 and the performance multiplier of 132% for the period based on Nutrien performance for 2019, 2020 and 2021.

(5)	In the case of Dr. Sully, prior to 2018, stock options were granted under the applicable PotashCorp 2016 Long-Term Incentive Plan or PotashCorp Performance Option Plan.

EXECUTIVE COMPENSATION

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides details regarding the option-based, share-based and non-equity incentive-based awards that vested or were earned during the year ended December 31, 2021:

	Option-based Awards			Share-based Awards

NEO	Grant Date	Number Vested(1) (#)	Value Vested or Earned During the Year(2) ($)	Grant Date	Value Vested or Earned During the Year(3) ($)	Non-Equity Incentive Plan Compensation –Value Earned During the Year(4) ($)

Mayo Schmidt
	Total		Nil	Total	Nil	2,273,815	(5)

Chuck Magro	22-Feb-17	119,777	1,222,923	19-Feb-19	9,094,307
	20-Feb-18	97,928	1,175,136
	19-Feb-19	91,192	269,928
	18-Feb-20	151,017	2,019,097
	Total		4,687,084	Total	9,094,307	561,802	(6)

Pedro Farah	19-Feb-19	23,013	68,118	19-Feb-19	10,942,969
	18-Feb-20	38,110	509,531
	Total		577,649	Total	10,942,969	1,277,184

Noralee Bradley
	Total		Nil	Total	Nil	818,406

Ken Seitz	18-Feb-20	28,427	380,069
	Total		380,069	Total	Nil	1,019,980

Raef Sully	20-Feb-18	15,989	191,868	19-Feb-19	1,385,891
	19-Feb-19	13,897	41,135
	18-Feb-20	26,210	350,428
	Total		583,431	Total	1,385,891	874,515

Notes:

(1)	Vesting of stock options is determined by the board at the time of grant. Nutrien stock options generally vest in 25% annual increments over a four year period.

(2)	The value vested or earned during the year for option-based awards has been calculated based on the number of stock options vested at the time and the share prices at the time of vesting.

(3)	Amounts reported include PSUs credited as dividend equivalents.

(4)

Represents the total payments to each NEO under Nutrien’s Annual Incentive Plan attributable to performance in 2021. Incentive paid in Canadian dollars has been converted into U.S. dollars at a 2021 average annual exchange rate of $1.00 = CAD$1.2535.

(5)	Annual incentive has been prorated from Mr. Schmidt’s start date to April 18, 2021.

(6)	Target annual incentive for 2021 prorated to April 18, 2021.

Options Exercised and Value Realized During the Year

The following table provides details regarding the option-based awards exercised by the NEOs while in office during the year ended December 31, 2021.

	Option-based Awards

NEO	Number Exercised (#)	Value Realized During the Year

Chuck Magro	205,923	$3,354,305

Pedro Farah	25,225	$493,401

Ken Seitz	28,427	$611,181

Raef Sully	111,125	$1,791,691

Total:	370,700	$6,250,578

EXECUTIVE COMPENSATION

Number of Securities Issuable and Issued as at December 31, 2021

The following table presents prescribed disclosure of the total potential maximum level of dilution under all of the Corporation’s share-based incentive compensation arrangements providing for the issuance of common shares from treasury as required under Form 51-102F5 – Information Circular. All information in the table is given based on the 558,423,544 outstanding common shares of Nutrien as at December 31, 2021.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)	(c)

Equity compensation plans approved by shareholders

Nutrien Stock Option Plan	4,332,306		$49.10	13,272,578

Agrium Legacy Stock Option/TSAR Plan Approved by Shareholders of Agrium(1)	1,161,519		$44.73	Nil

PotashCorp Legacy Stock Option Plans Approved by Shareholders of PotashCorp(2)	1,480,223	(3)(4)	$77.75	Nil

Total:	6,974,048		$54.45	13,272,578

Notes:

(1)

At the closing of the merger of our two legacy companies, the Corporation assumed the shareholder-approved legacy Agrium Stock Option Plan (the Agrium Legacy Stock Option Plan) and the outstanding stock options granted under the plan. The Agrium Legacy Stock Option Plan is the only legacy Agrium incentive compensation plan that is settled in treasury shares, as described in “Schedule C – Summary of Agrium Legacy Long-term Incentive Plans.” Outstanding awards denominated in Agrium common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 2.23 Nutrien common shares for one Agrium common share. No further stock options may be granted under the Agrium Legacy Stock Option Plan.

(2)

At the closing of the merger of our two legacy companies, the Corporation assumed the shareholder-approved legacy PotashCorp Performance Stock Option Plans implemented in the years prior to 2016 and the PotashCorp 2016 Long-Term Incentive Plan (collectively, the PotashCorp Legacy Stock Option Plans), and the outstanding awards (performance stock options, stock options and PSUs) granted under the plans. The PotashCorp Legacy Stock Option Plans are the only legacy PotashCorp incentive compensation plans that are settled in treasury shares, as described in “Schedule D – Summary of PotashCorp Legacy Long-term Incentive Plans.” Only performance stock options and stock options remain outstanding and outstanding awards denominated in PotashCorp common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 0.4 Nutrien common shares for one PotashCorp common share. No further awards may be granted under the PotashCorp Legacy Share-Based Plans.

(3)	Under the PotashCorp 2016 Long-Term Incentive Plan, 381,729 stock options outstanding are not subject to performance vesting criteria.

(4)

Under the PotashCorp Performance Stock Option Plans implemented between 2012 and 2015, an aggregate of 1,098,494 performance stock options that are outstanding were subject to performance vesting criteria. For the performance stock options, the amount reported reflects actual units vested based on relevant performance vesting criteria.

Burn Rates

The annual burn rates over the last three financial years for common shares granted annually under the Stock Option Plan are as set out in the table below. In accordance with the rules of the Toronto Stock Exchange, the burn rate is calculated by dividing the number of share-based awards granted under the share-based compensation arrangement during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year, expressed as a percentage:

Share-based Compensation Arrangements	2021 Burn Rate	2020 Burn Rate	2019 Burn Rate

Nutrien Stock Option Plan	0.27%	0.40%	0.24%

Legacy awards made under the Agrium Legacy Stock Option Plan and the PotashCorp Legacy Stock Option Plan will continue to vest and be exercised or settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027) following which the legacy plans will terminate.

Retirement Arrangements

NEOs participate in both registered (or qualified) plans and non-registered (or non-qualified) plans. The plans are of the defined contribution (DC Plans) or defined benefit (DB Plans) type.

EXECUTIVE COMPENSATION

Summary of Retirement Arrangements

Schmidt, Magro, Farah, Bradley, Seitz, Sully for credited service effective July 1, 2020 forward

DC Plan

•    Nutrien contributes up to 9% of eligible earnings to the maximum imposed by the Income Tax Act (Canada).

•    While tax contribution limits for the DC Plans differ between Canada and the U.S., for consistency, Nutrien bases the 401(k) Savings Plan company limit on the Canadian DC Plan for the participating U.S. NEOs.

DB SERP

•    Provides a pension benefit of 2% of the average of the three years’ highest earnings multiplied by years of service as a designated executive.

•    Earnings for pre-2020 service are defined as salary in excess of the Canadian DC Plan eligible earnings, plus actual incentive to a maximum of the target incentive, capped at $2,500,000 for the CEO and $1,000,000 for other NEOs.

•    Earnings for post-2019 service are defined as salary in excess of the Canadian DC Plan eligible earnings, plus target incentive to a maximum of 50% of the NEO’s base salary.

•    Nutrien does not grant additional service credit, except as needed to recognize the notice period in the event an NEO is terminated without cause.

•    Total pension payable is further limited to 70% of final salary.

•    Normal retirement is age 60. Early retirement is available at age 55, however pension benefits are reduced by 6% for each year retirement occurs before age 60.

•    Benefits are paid for life with a spousal survivor pension of 60% of the NEO’s pension or a 15-year guarantee for an NEO without a spouse at retirement.

•    Participants that enter the plan vest at 16.7% per year.

•    The DB SERPs are unfunded; benefits are paid from Nutrien’s general revenues.

•    The DB SERP for Canadian NEOs is secured through a letter of credit or surety bond held by a third-party trustee. The DB SERP for the U.S. NEOs is not secured.

Sully (for credited service from date of hire to June 30, 2020)

DB Plan

•    Provides a pension benefit of 1.5% of final average monthly compensation restricted by IRS pay limits, multiplied by years of benefit service.

•    Final average monthly compensation is the average of the highest 60 months while active in the plan.

•    Earnings are defined as total compensation including amounts under the annual incentive plan.

•    Normal retirement is age 65. Early retirement is available at age 55 with at least five years of service, however pension benefits are reduced by 6% for each year that the benefit begins between ages 65 and 60; plus 4% for each year that the benefit begins between ages 60 and 55.

Legacy DB SERP

•    Provides a pension benefit of 1.5% of final average monthly compensation calculated without regard to the IRS limitations multiplied by years of benefit service less pension benefits paid from the DB Plan noted above.

•    Benefits are paid in the form of a lump sum payment.

•    The Legacy DB SERP benefits are paid from Nutrien’s general revenues through a Rabbi Trust.

EXECUTIVE COMPENSATION

Retirement Arrangements Value Disclosure

The following table presents the benefits accumulated under the DC Plans as of December 31, 2021:

NEO	Accumulated value at start of year(1) ($)	Compensatory(1) ($)	Accumulated value at year end(1) ($)

Mayo Schmidt	Nil	17,526	35,733

Chuck Magro	469,898	13,982	Nil

Pedro Farah	43,362	13,982	71,423

Noralee Bradley	18,835	13,982	46,170

Ken Seitz	35,043	13,982	64,188

Raef Sully	314,303	17,526	437,558

Notes:

(1)

Dollar accumulated value amounts have been converted from Canadian dollars to U.S. dollars using the Bank of Canada exchange rate on December 31, 2021 and 2020 of $1.00 = CAD$1.2678 and $1.00 = CAD$1.2732, respectively and the compensatory amounts at the 2021 annual average exchange rate of $1.00 = CAD$1.2535.

The following table presents, as at December 31, 2021, accrued pension obligations and projected annual retirement benefits associated with the DB Plan and DB SERPs payable to NEOs assuming the NEOs were to retire as of the stated dates.

NEO	Number of years credited service(1) (#)	Annual benefits payable(2)(3) ($)					Opening present value of defined benefit obligation(4)(5) ($)	Compensatory change(4)(6) ($)		Non- compensatory change(4)(7) ($)	Closing present value of defined benefit obligation(4)(5) ($)
		At year end(4)		At age 60(4)		At age 65(4)

Mayo Schmidt(8)	0.707	24,289		24,289		47,204	0	492,148		(16,654)	475,494

Chuck Magro	11.458	523,415	(9)	523,415	(9)	N/A	7,877,399	1,596,094	(10)	(853,689)	8,619,804

Pedro Farah	2.917	54,958		54,958		126,588	776,687	461,098		(99,835)	1,137,950

Noralee Bradley	1.832	27,361		97,647		172,323	273,375	327,027		(36,537)	563,865

Ken Seitz	2.250	36,953		157,236		239,758	436,770	418,224		(62,495)	792,499

Raef Sully	9.417	126,689		211,245		284,771	1,278,013	336,898	(8)	512	1,615,423

Notes:

(1)	None of the NEOs have been credited with additional years of service above the years of service actually provided to the Corporation.

(2)	The normal retirement age for all NEOs is 60. The normal retirement age for Dr. Sully’s Legacy DB SERP is 65, however, reduced benefits are available at age 55 with 5 years of service.

(3)	The projected annual pension benefits are calculated assuming the highest average earnings remain unchanged from December 31, 2021.

(4)

For Canadian plan members, the annual benefits payable and the defined benefit obligations as at December 31, 2021 have been converted from Canadian dollars to U.S. dollars using the exchange rate on December 31, 2021 of $1.00 = CAD$1.2678. The defined benefit obligation as at December 31, 2020 was converted at the December 31, 2020 exchange rate of $1.00 = CAD$1.2732. The remaining components were converted at the 2021 average annual exchange rate of $1.00 = CAD$1.2535.

(5)

The present value of defined benefit obligations is the actuarial value of projected benefits for service accrued to the beginning of year and end of year. The calculation of the amounts shown in the table used actuarial assumptions and methods that are consistent with those used for calculating pension obligations disclosed in the respective consolidated financial statements. For key assumptions used, see the notes to the Corporation’s audited consolidated financial statements.

(6)

The amount related to service cost and compensation changes differ from the assumptions (as utilized for purposes of calculating pension obligations as disclosed in the Corporation’s audited consolidated financial statements).

(7)	The amount related to items such as interest on the obligation, the impact of changes in the discount rate assumption and changes in the U.S. exchange rate for Canadian-based executives.

(8)

Effective January 3, 2022, Mr. Schmidt’s employment was terminated with Nutrien. In accordance with Mr. Schmidt’s Employment Agreement with Nutrien, additional credited service was granted through April 18, 2023 (the remaining period of the full 24-month contract) under the U.S. DB SERP. The effect of his termination will be a non-compensatory change of $(21,614), and a compensatory change of $827,694.

(9)

In accordance with Mr. Magro’s Employment Agreement with Nutrien, 24 months of additional credited service was granted under the Canadian DB SERP. The annual benefit as at December 31, 2021 includes the additional 24 months of credited service and commencement date at age 60.

(10)

The increase in Mr. Magro’s Canadian DB SERP defined benefit obligation as at December 31, 2021 resulting from the additional 24 months of credited service has been included in the compensatory change.

EXECUTIVE COMPENSATION

Employment Agreements, Termination & Change in Control

The HR&C Committee believes that executive employment agreements for the Corporation’s senior executives are a necessary component of a competitive executive compensation program and an important risk management tool by creating certainty in severance and other benefits payable upon certain termination events.

Our senior executives have each entered into a standardized executive employment agreement with Nutrien.

Highlights of the Executive Employment Agreements

•   Simplifies our overall executive compensation program by aligning our executive employment agreements and the annual and long-term compensation plans.

•   Does not provide for special treatment of long-term incentives if the executive officer leaves under various circumstances. Treatment of long-term incentives is covered by the long-term incentive plans.

•   Change in control provisions are double trigger, which means that within two years of a change in control, the Corporation must terminate the executive without cause, or the executive must resign for good reason, for the payouts and benefits to be triggered.

•   Change in control provisions align with the change in control provisions in our annual and long-term incentive plans.

•   Severance arrangements serve as consideration for restrictive covenants imposed on the executive, including an agreement not to compete or solicit following his or her departure, and an agreed form of release.

•   Agreement that incentive awards may be subject to recoupment or clawback under the Corporation’s recoupment policy.

EXECUTIVE COMPENSATION

Incremental Amounts Payable

The following table presents the incremental amounts payable to each NEO in two different circumstances, assuming the event occurred on December 31, 2021. There are no incremental amounts payable if the NEO retires, resigns voluntarily or is terminated for cause, or on a change in control without termination. PSUs and stock options are treated according to the terms and conditions of the long-term incentive plans. See below for information about the NEO employments agreements.

NEO(1)	Termination without Cause/ Constructive Dismissal – No Change in Control(2) ($)	Termination without Cause/ Constructive Dismissal – Within Two Years of a Change in Control(2) ($)

Pedro Farah
Salary/Annual Incentive	2,982,332	2,982,332
Benefits	32,162	32,162
Long-term Incentives
PSUs(3)	Nil	3,380,992
Stock Options(4)	Nil	6,598,168
Pension Benefits	729,981	729,981

Total Compensation	3,744,475	13,723,635

Noralee Bradley
Salary/Annual Incentive	2,111,926	2,111,926
Benefits	28,090	28,090
Long-term Incentives
PSUs(3)	Nil	3,568,842
Stock Options(4)	Nil	1,280,998
Pension Benefits	448,549	448,549

Total Compensation	2,588,565	7,438,405

Ken Seitz
Salary/Annual Incentive	2,598,675	2,598,675
Benefits	30,927	30,927
Long-term Incentives
PSUs(3)	4,002,983	6,922,611
Stock Options(4)	Nil	3,240,852
Pension Benefits	642,081	642,081

Total Compensation	7,274,666	13,435,146

Raef Sully
Salary/Annual Incentive	2,356,000	2,356,000
Benefits	48,322	48,322
Long-term Incentives
PSUs(3)	Nil	2,412,566
Stock Options(4)	Nil	3,685,336
Pension Benefits	445,322	445,322

Total Compensation	2,849,644	8,947,546

Notes:

(1)

On a termination without cause or constructive dismissal other than in a change of control, former President and CEO Mayo Schmidt was entitled to receive the following, assuming the event occurred on December 31, 2021: (i) Salary/Annual Incentive: $3,978,000; (ii) Benefits: $19,689; and (iii) Pension Benefits: $850,478. On a termination without cause or constructive dismissal within two years of a change of control, Mr. Schmidt was entitled to receive the following, assuming the event occurred on December 31, 2021: (i) Salary/Annual Incentive: $3,978,000; (ii) Benefits: $19,689; (iii) PSUs: $7,026,085, and (iv) Pension Benefits: $850,478.

(2)	Compensation paid in Canadian dollars has been converted into U.S. dollars at the December 31, 2021 exchange rate of $1.00 = CAD$1.2678.

(3)

Values for the 2020 and 2021 PSU grants that have not yet vested are based on Nutrien’s closing share price on the NYSE on December 31, 2021 of $75.20 and assumes target performance. The value of Mr. Seitz’s 2020 transitional grant has been determined at full value without proration in the event of termination with no change in control per the respective employment agreements. Actual payouts will vary depending upon Nutrien’s share price and the percentage of PSUs held by the NEO that vest based on actual performance.

(4)

Values for stock options are based on stock options that are in-the-money based on Nutrien’s closing share price on the NYSE on December 31, 2021 of $75.20 and in the event of a change in control assumes immediate full vesting of all stock options held by the NEO as at December 31, 2021. Actual payouts will vary depending upon Nutrien’s share price and the number of stock options held by the NEO that vest.

EXECUTIVE COMPENSATION

Key Provisions of Employment Agreements

Farah, Bradley, Seitz, Sully

Severance Period	24 months

Termination without Cause or Resignation for Good Reason – No Change in Control, or Within Two Years of a Change in Control

The senior executive is entitled to a lump sum cash payment equal to:

•    base salary for the severance period;

•    annual incentive at target, prorated for the portion of the year worked, plus annual incentive at target for the severance period;

•    the cost to Nutrien of benefits for the severance period; and

•    the value of Nutrien’s contributions to the DC Plan for the severance period.

The senior executive is also entitled to:

•    DB SERP service credit over the severance period; and

•    vesting and settlement of PSUs, RSUs and stock options, as applicable, according to the terms and conditions of our long-term incentive plans.(1)(2)

Restrictive Covenants	12-month non-competition provision.

24-month non-solicitation provision.

Recoupment	Agreement that incentive awards may be subject to recoupment or clawback under the Corporation’s Recoupment Policy.

Notes:

(1)

In February 2019, Pedro Farah left a senior position at Walmart to become our Executive Vice President & Chief Financial Officer. In order to compensate him for the market value of his unvested equity awards from his previous employer which were forfeited when he left the company, he received a one-time transitional grant in 2019 of PSUs valued at $3,900,000, which vest over a three-year performance period based on actual achievement of performance metrics (less the gross amount Mr. Farah received from his former employer related to its long-term incentive program) and will vest and be paid at full value without proration in the event of his termination. This transitional grant was solely in connection with the hiring of Mr. Farah and will not be included for purposes of calculating any severance payments.

(2)

In October 2019, Ken Seitz left a senior position at Canpotex to become our Executive Vice President & Chief Executive Officer, Potash. In order to compensate him for the value of his long-term incentive awards from his previous employer which were forfeited when he left the company, he received a one-time transitional grant of PSUs in 2020 valued at $2,353,520, which vest over a three-year performance period based on actual achievement of performance metrics (less the gross amount Mr. Seitz receives from his former employer related to its long-term incentive program) and will vest and be paid at full value without proration in the event of his termination. These amounts are solely in connection with the hiring of Mr. Seitz and will not be included for purposes of calculating any severance payments.

Schmidt

Severance Period	Variable(1), with a maximum 24-month period.

Termination without Cause or Resignation for Good Reason – No Change in Control, or Within Two Years of a Change in Control

Mayo Schmidt was entitled to a lump sum cash payment equal to:

•    base salary for the severance period;

•    annual incentive at target, prorated for the portion of the year worked, plus annual incentive at target for the severance period;

•    the cost to Nutrien of benefits for the severance period; and

•    the value of Nutrien’s contributions to the DC Plan for the severance period.

The senior executive was also entitled to:

•    DB SERP service credit over the severance period; and

•    vesting and settlement of PSUs, RSUs and stock options, as applicable, according to the terms and conditions of our long-term incentive plans.

Restrictive Covenants	12-month non-competition provision.

24-month non-solicitation provision.

Recoupment	Agreement that incentive awards may be subject to recoupment or clawback under the Corporation’s Recoupment Policy.

Notes:

(1)

Under the terms of Mr. Schmidt’s employment agreement, if Mr. Schmidt’s employment were to be terminated without cause prior to the end of the two-year term of his appointment, the severance period used for calculating severance payment was to be the period between the termination date and the end of the two-year term, being April 18, 2023.

EXECUTIVE COMPENSATION

The board determined that Chuck Magro’s departure effective April 18, 2021 was a termination without cause under the terms of Mr. Magro’s employment agreement. Mr. Magro was paid the severance amounts determined in accordance with his employment agreement, the key provisions of which are set forth above, and no discretionary enhancements in excess of such entitlements were paid to Mr. Magro. See note (11) to the Summary Compensation Table for the actual severance amounts paid to Mr. Magro upon his termination. Following Mr. Magro’s departure, the Corporation (with the approval of the board) and Mr. Magro entered into a separation agreement and release to provide greater certainty as to the terms of Mr. Magro’s termination. Mr. Magro also agreed to provide consulting services to the Corporation until May 16, 2021 to facilitate transition of his succession to Mr. Schmidt. The separation agreement set out the severance entitlements as determined under the executive employment agreement of Mr. Magro; Mr. Magro also agreed, among other things, to release the Corporation from certain claims and confirmed his commitment to a noncompetition and non-solicitation covenant.

On October 28, 2021, Corteva announced the appointment of Mr. Magro as Corteva’s new Chief Executive Officer. In connection with such appointment, Corteva and Nutrien had entered into an agreement regarding the application of Mr. Magro’s restrictive covenants owed to Nutrien with his services for Corteva, pursuant to which Corteva had agreed to (i) pay Nutrien a lump sum payment of $18.7 million, (ii) indemnify Nutrien for any breaches by Mr. Magro in connection with his employment with Corteva of his surviving restrictive covenants owed to Nutrien, and (iii) abide by certain customary restrictive covenants, which generally expire in 2023.

The board determined that Mr. Schmidt’s departure announced on January 4, 2022 was a termination without cause under the terms of Mr. Schmidt’s employment. Mr. Schmidt was paid the severance amounts determined in accordance with the terms of his employment, the key provisions of which are set forth above, and no discretionary enhancements in excess of such entitlements were paid to Mr. Schmidt. See note (8) to the Summary Compensation Table for the actual severance amounts paid in 2022 to Mr. Schmidt upon his termination. As a condition of payment of his severance amounts, Mr. Schmidt agreed, among other things, to release the Corporation from certain claims and confirmed his commitment to a non-competition and non-solicitation covenant.

For information about our long-term incentive plans, please see the following:

•	Schedule B – Summary of Nutrien Long-Term Incentive Plans;

•	Schedule C – Summary of Agrium Legacy Long-term Incentive Plans; and

•	Schedule D – Summary of PotashCorp Legacy Long-term Incentive Plans.

Double Trigger Change in Control Provisions

We define change in control as follows:

•	the acquisition by a person or entity of 30 percent or more of Nutrien’s common shares;

•

a sale or other disposition of 50 percent or more of the book value of the fixed assets of the Corporation, or the fixed assets of substantially all of an operating segment of the Corporation (but only with respect to the executives responsible for such operating segment);

•

a business combination with another person or entity, unless the total voting power of Nutrien’s common shares before the business combination is at least 50 percent of the total voting power of the surviving person or entity, and the total such voting power among the holders of Nutrien’s common shares after the business combination is in substantially the same proportion as the total voting power among such holders before the business combination;

•	a change of more than 50 percent in the directors on the board as a result of a contested election of directors; or

•	a board resolution indicates that a change in control of the Corporation has occurred or is imminent.

We define good reason as follows:

•	a substantial diminishment of the executive’s authorities, duties, responsibilities or status;

•	a reduction in or failure to increase annual base salary, other than in line with other similarly-situated employees;

•	a substantial reduction in target compensation that is not replaced by alternative compensation, other than in line with other similarly-situated employees;

•	a failure to continue participation in the annual or long-term incentive program in line with other similarly-situated employees, that is not replaced by alternative compensation;

•

a failure to continue participation in the benefit plans, retirement program or post-retirement benefits program in line with other similarly-situated employees, other than the discontinuance of a defined benefit pension plan that is replaced by a defined contribution pension plan effective no earlier than the next compensation cycle;

•	the assignment of any significant, ongoing duties inconsistent with the executive’s skills, duties, position, responsibilities or status;

•	a relocation at the request of the Corporation to more than 80 km from the executive’s current job location or office; or

•	a material breach by the Corporation of the executive’s employment agreement.

Section Five: General Information

Indebtedness of Directors, Officers and Employees

None of the current or former executive officers, directors or employees of the Corporation or any of our subsidiaries is indebted to the Corporation or any of our subsidiaries, including by way of a guarantee, support agreement, letter of credit or similar arrangement or understanding between us or any of our subsidiaries and another entity.

Interest of Informed Persons in Material Transactions

We are not aware of any material interest, direct or indirect, of any “informed” person of the Corporation (as such term is defined under Canadian securities laws), any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director, in any transaction since the start of our most recently completed financial year or in any proposed transaction which has or would materially affect us or any of our subsidiaries.

Shareholder Proposals

Shareholder proposals to be considered for inclusion in the 2023 management proxy circular must be received by us on or before December 28, 2022 by email to corporatesecretary@nutrien.com, or by mail or courier to Nutrien Ltd., Suite 1700, 211-19th Street East, Saskatoon, SK, S7K 5R6, Attention: Corporate Secretary.

Advance Notice By-Law

The Corporation has adopted a by-law relating to advance notice of nominations of the directors of the Corporation (the Advance Notice By-Law) which establishes a framework for advance notice of nominations of persons for election to the board. The Advance Notice By-Law sets deadlines of a prescribed number of days before a shareholders’ meeting for a shareholder to notify us of its intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. The Advance Notice By-Law applies at an annual or special meeting of shareholders that was called to elect directors (whether or not also called for other purposes), and may be waived by the board. It does not affect the ability of shareholders to requisition a meeting or make a proposal under the Canada Business Corporations Act.

In the case of an annual meeting of shareholders, notice to the Corporation pursuant to the Advance Notice By-Law must be given not less than 30 days prior to the date of the annual meeting. In the event that the annual meeting is to be held on a date that is less than 50 days after the date that is the earlier of: (i) the date that a notice of meeting is filed; and (ii) the date that the first public announcement of the date of the annual meeting was made (the notice date), notice may be given not later than the close of business on the 10th day following the notice date. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation pursuant to the Advance Notice By-Law must be given not later than the close of business on the 15th day following the notice date. As of the date of this circular, Nutrien had not received any additional director nominations for the meeting.

Shareholder and Other Stakeholder Engagement

We believe that engaging constructively with our shareholders and other stakeholders is important, including with shareholders on issues such as governance and executive compensation. We have a comprehensive program to regularly engage with our stakeholders. In particular, during the past year we have had a strong focus on direct dialogue with our stakeholders regarding important issues, including the changes to our senior leadership.

Shareholders are encouraged to participate in the Corporation’s governance by attending the annual meeting and posing questions to the board and management. The board believes that including an advisory vote on executive compensation opens additional channels of communication between the board and shareholders. Under our Say on Pay and Shareholder Engagement Policy, shareholders who vote against the advisory resolution are encouraged to contact the board to discuss their specific concerns, which are considered and passed on to either or both of the board chair or the HR&C Committee Chair.

We also facilitate votes on shareholder proposals submitted in compliance with applicable law. Voting results are given appropriate consideration in developing Nutrien’s governance policies and compensation philosophy.

GENERAL INFORMATION

Below are some highlights of our communications and external engagement activities for shareholders and other stakeholders:

Say on Pay and Shareholder Engagement Policy

Our Say on Pay and Shareholder Engagement Policy reinforces our commitment to have meaningful and constructive shareholder engagement and to consider the results of our advisory vote on executive compensation. The policy is available on our website at www.nutrien.com/what-we-do/governance.

Public Disclosure

Each year, we facilitate various channels of communication through the Corporation’s various public disclosures, such as the annual report, management proxy circular, annual information form, financial statements, news releases and regular updates to our webpage.

ESG Report

Our ESG Report is meant to communicate our sustainability priorities with shareholders and stakeholders. The ESG Report provides annual reporting on Nutrien’s approach and strategy on relevant ESG topics.

Conference Calls with Investment Community	Management hosts quarterly earnings calls to review financial and operating results, which are accessible to all.

Investor Day

Nutrien hosts investor days periodically with analysts and key stakeholders that can include presentations by our senior officers and updates on strategic initiatives. We aim to host an investor day at least once every 24 months. These events and presentations are made available by webcast and the presentations are posted on our website at www.nutrien.com/investors/events.

Investor Meetings

As a result of social distancing measures taken by our company related to COVID-19, Nutrien successfully transitioned in Q1 2020 to conducting investor meetings virtually. This strategy provided an opportunity to engage significantly more with shareholders than in prior years and in a more cost-effective manner.

Industry Conferences	Our management team regularly attends (including virtually in 2021) industry and investor conferences to promote and answer questions about our business.

Contact Information	We have a dedicated email address for general inquiries and investor and corporate relations contacts and phone numbers on our website at www.nutrien.com/what-we-do/governance.

Audit Committee Whistleblower Procedures

Access to the Audit Committee to communicate complaints concerning the Corporation’s accounting, internal accounting controls, or auditing matters is available pursuant to the Audit Committee Whistleblower Procedures which are available on our website at www.nutrien.com/what-we-do/governance.

Contacting the Board

You can confidentially contact Nutrien’s board chair or the independent directors as a group, by writing to them at Nutrien’s corporate office. These envelopes will be delivered unopened. Please send the sealed envelope to our registered head office, marked as follows:

Private and Strictly Confidential

Nutrien Ltd.

Suite 1700, 211 – 19th Street East

Saskatoon, SK Canada S7K 5R6

Attention: Board Chair

GENERAL INFORMATION

If you want to confidentially contact Nutrien’s Chair of the Audit Committee, please send your sealed envelope to the same address, marked as follows:

Private and Strictly Confidential

Attention: Chair of the Audit Committee

You can also contact Nutrien’s board through our Corporate Secretary by sending an email to corporatesecretary@nutrien.com.

Other Matters

As of March 28, 2022, we know of no amendment, variation or other matter to come before the meeting other than the matters referred to above.

Legal Advisories

IFRS Advisory

Unless otherwise stated in this circular or Nutrien’s 2021 Management’s Discussion and Analysis (MD&A) or Annual Information Form, historical financial information relating to Nutrien for 2021 and 2020 presented and discussed in this circular is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Non-IFRS Financial Measures Advisory

Certain financial measures used in this circular, including “adjusted net earnings per share”, “adjusted cash from operations”, “potash cash cost of product manufactured per tonne”, and “cash selling, general and administrative expenses (excluding Retail)” are non-IFRS financial measures or non-IFRS ratios.

Non-IFRS financial measures are financial measures disclosed by a company that (a) depict historical or expected future financial performance, financial position or cash flow of a company, (b) with respect to their compositions, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the company, (c) are not disclosed in the financial statements of the company, and (d) are not a ratio, fraction, percentage or similar representation. Non-IFRS ratios are financial measures disclosed by a company that is in the form of a ratio, fraction, percentage or similar representation that has a non-IFRS financial measure as one or more of its components, and that are not disclosed in the financial statements of the company.

These non-IFRS financial measures and non-IFRS ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-IFRS financial measures and non-IFRS ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures and non-IFRS ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The board approves (on recommendation from the Audit Committee) our presentation of non-IFRS financial measures and non-IFRS ratios. The Audit Committee oversees our use of non-IFRS financial measures and non-IFRS ratios and reviews any adjustments proposed by management. The HR&CC may also be involved in the process to review any proposed adjustments to non-IFRS financial measures or non-IFRS ratios that are used in measuring performance and executive compensation. Except as otherwise described herein, our non-IFRS financial measures and non-IFRS ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise, we generally exclude these items in our calculation.

Additional information with respect to “adjusted net earnings per share”, and “potash cash cost of product manufactured per tonne” including, among other things, disclosure of the additional purposes, if any, for which management uses each such non-IFRS financial measure and non-IFRS ratio, the reason for any change in the label or composition of each such non-IFRS financial measure and non-IFRS ratio from what was previously disclosed by Nutrien and a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS measure, is contained under the heading “Appendix A – Non-IFRS Financial Measures” included in the 2021 MD&A, which information is incorporated by reference in this circular. The MD&A is available under our corporate profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

GENERAL INFORMATION

The following section outlines the additional non-IFRS financial measures and non-IFRS ratios used in this circular, their definitions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures.

Adjusted Cash from Operations

Most directly comparable IFRS financial measure: Cash provided by (used in) operating activities.

Definition: Adjusted cash from operations is calculated as cash provided by (used in) operating activities before changes in adjusted average non-cash operating working capital. We also adjust this measure for the following other cash income and expenses (net of tax) that are excluded when management evaluates the cash flows of our day-to-day operations including: integration and restructuring related costs, certain realized foreign exchange gain/loss (net of related derivatives), and COVID-19 related expenses (including those recorded under finance costs).

Why we use the measure and why it is useful to investors: This measures our ability to generate cash from our operations excluding the effects of certain non-operating items. We used this as a performance metric for corporate performance for annual incentive calculation purposes.

Twelve Months Ended December 31

(millions of US dollars)	2021

Cash from operations before working capital changes	5,547

Adjustments (net of related income tax):

Changes in adjusted average non-cash operating working capital	(341)

Integration and restructuring related costs	33

COVID-19 related expenses	34

Realized foreign exchange gain, net of related derivatives	13

Adjusted cash from operations	5,286

Cash selling, general and administrative expenses (excluding Retail)

Most directly comparable IFRS financial measure: Selling expenses and general and administrative expenses.

Definition: Cash selling, general and administrative expenses (excluding Retail) is calculated as selling expenses plus general and administrative expenses less Retail selling, general and administrative expenses and depreciation and amortization related to our Potash, Nitrogen, Phosphate and Corporate and Others segments.

Why we use the measure and why it is useful to investors: This represents the overhead costs to support our operations excluding Retail and serves to focus executives on ensuring continued cost control to support the Company. In 2021, we used this as a performance metric for corporate performance for annual incentive calculation purposes.

Twelve Months Ended December 31

(millions of US dollars)	2021

Selling expenses	3,142

General and administrative expenses	477

Less:

Retail selling expenses	3,124

Retail general and administrative expenses	168

Depreciation and amortization(1)	51

Cash selling, general and administrative expenses (excluding Retail)	276

Notes:

(1)	Depreciation and amortization recorded within selling expenses and general and administrative expenses related to the Potash, Nitrogen, Phosphate and Corporate & Others segments.

GENERAL INFORMATION

Forward-Looking Statements Advisory

Certain statements and other information included in this circular constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this circular, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: the date of the meeting; our expectations respecting performance of our business; our plans and expectations respecting our board and senior leadership structure, including our search for our permanent CEO; our plans and expectations respecting our corporate governance policies and practices, including those in respect of our sustainability strategy and diversity and inclusion initiatives; and our plans and expectations respecting our compensation-related plans and focus for 2022.

These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements, including the current COVID-19 pandemic. As such, undue reliance should not be placed on these forward-looking statements. The key risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include the risks and uncertainties set forth in our Annual Information Form for the year ended December 31, 2021 and in our filings with the SEC and the Canadian provincial securities commissions.

We disclaim any intention or obligation to update or revise any forward-looking statements in this circular as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable U.S. federal securities laws.

Directors’ Approval

The directors have approved the contents and mailing of this circular.

BY ORDER OF THE BOARD OF DIRECTORS

Robert A. Kirkpatrick, Q.C. Corporate Secretary
March 28, 2022

SCHEDULE A HR&C COMMITTEE WORK PLAN

Schedule A – HR&C Committee Work Plan

Agenda Items	Q1	Q2	Q3	Q4	As Needed	Board Action
CEO Performance and Compensation
Evaluate CEO performance in prior year against CEO corporate goals and individual objectives, and recommend CEO payouts	✓					A
Review CEO pay-for-performance analyses	✓					I
Review pay position relative to Compensation Peer Group	✓			✓		I
Recommend CEO annual incentive target, base salary and long-term incentive grants for current year	✓					A
Review update on CEO goal achievement for current year			✓			I
Approve proposed CEO performance goals and objectives for coming year	✓					A
Senior Executive Performance and Compensation (other than CEO)
Approve annual incentive pools for prior year performance, including payouts to senior executives	✓					A
In consultation with the CEO, approve key performance indicators for senior executives for current year	✓					A
Review pay position relative to Compensation Peer Group	✓			✓		I
Recommend the senior executives annual incentive targets, base salaries and long-term incentive grants for current year	✓					A
Review update on achievement of corporate goals and key performance indicators		✓	✓	✓		I
Compensation and Benefit Programs and Design
Recommend executive compensation philosophy and the Compensation and PSU Peer Groups and PSU metrics applicable to the coming year			✓			A
Review status of pension plan performance and administration			✓			I
Recommend significant changes to compensation plans or benefit programs to the board for approval					✓	A
Review retirement plan audits (in conjunction with Audit Committee)			✓			I
Schedule review of program and/or plan design changes for coming year				✓		I
Approve budgets related to salary increases				✓		A
Approve payouts related to annual incentive plans and maturing PSU payouts	✓					A
Approve grants related to current year PSUs, RSUs and stock options to all participants	✓					I
Monitor performance metrics, estimated payouts and dilution related to annual incentive and long-term incentive plans	✓	✓	✓	✓		I
In camera session with EVP and Chief Human Resources and Administrative Officer	✓	✓	✓	✓		I
Review North American Pension Committee Charter			✓
Succession Planning and Diversity and Inclusion
Review CEO and senior executive succession planning, management structure and development		✓	✓			I
Review staff succession planning and learning/development		✓	✓			I
Review organizational changes					✓	I
Recommend appointment of new executive officers					✓	A
Review Workforce Strategy, including the effectiveness of the Employee Diversity and Inclusion Strategy and measured annual and cumulative progress made under it		✓	✓			I
Compensation Philosophy and Governance
Review trends and current developments related to executive compensation			✓	✓		I

Assess whether executive compensation plans, policies, programs and specific arrangements for senior executives align with the Corporation’s executive compensation philosophy, strategy and principles, taking into account Nutrien’s risk profile and recommend any material changes

				✓		A
Review and monitor compliance with senior executive equity ownership requirements, including the Maintenance of such requirements			✓	✓		I

Review trends in termination and change in control practices, senior executive agreement provisions, and incremental and aggregate payments pursuant to officer agreements and corporate policies and programs

				✓		I
Recommend other risk categories assigned to the HR&C Committee					✓	A
Review labour relations environment			✓			I
Review of compensation consultant independence and performance				✓		I
Approve CD&A and diversity and inclusion disclosure in management proxy circular	✓					A
Review HR&C Committee Charter				✓		A

A - Approve, I – Information Only

A1

SCHEDULE B SUMMARY OF NUTRIEN LONG-TERM INCENTIVE PLANS

Schedule B — Summary of Nutrien Long-Term Incentive Plans

Nutrien Stock Option Plan

This section presents prescribed disclosure concerning the Stock Option Plan as required under Form 51-102F5 - Information Circular and TSX Company Manual Section 613 - Security-Based Compensation Arrangements.

The Stock Option Plan was implemented by the board on January 1, 2018 and approved by shareholders at the 2018 annual meeting. The Stock Option Plan is a share-based compensation arrangement providing for the issuance of common shares from treasury of the Corporation for the purposes of the rules of the Toronto Stock Exchange.

Description of Stock Option Plan
Eligibility

Granted at the discretion of the HR&C Committee, subject to the specific provisions of the Stock Option Plan, the Corporate Governance Framework and the Corporation’s HR&C Committee Charter.

An eligible participant is any current officer or employee of the Corporation or its affiliates who is eligible to receive stock options under the Stock Option Plan. Non-executive directors of the Corporation are not eligible to participate.

Number of Securities Issuable and Issued as at December 31, 2021:

As at December 31, 2021, there were 558,423,544 outstanding common shares of Nutrien. As at December 31, 2021:

•   Plan Fixed Maximum – the plan fixed maximum under the Stock Option Plan is 19,750,000 common shares, representing 3.54% of the common shares outstanding;

•   Total Stock Options Exercised Since Stock Option Plan Inception – 2,145,116 common shares have been issued under the Stock Option Plan since its inception;

•   Number of Common Shares Underlying Outstanding Awards under the Stock Option Plan – 4,332,306 common shares are issuable on exercise of stock options that have been granted and remain outstanding under the Stock Option Plan, representing 0.78% of the common shares outstanding; and

•   Number of Common Shares Underlying Outstanding Awards under the Stock Option Plan Available for Future Grants – the total number of common shares that are reserved for issuance upon the exercise of stock options and that remain available for future stock option grants under the Stock Option Plan is 13,272,578 common shares, representing 2.38% of the common shares outstanding.

Common shares underlying stock options that are not exercised are available for future stock option grants. Common shares underlying stock options that are exercised are not available for future stock option grants and the plan reserve declines by the number of common shares underlying the stock options.

Burn Rates	For information about historical burn rates see page 60.
Insider Participation Limits

No stock options shall be granted to any participant if such grant, together with any other previously-established share-based compensation arrangement of the Corporation, could result in:

•    the number of common shares issuable to insiders at any time pursuant to stock options and any other share-based compensation arrangements exceeding 10% of the issued and outstanding common shares; and

•    the issuance to insiders, within a one-year period, of a number of common shares exceeding 10% of the issued and outstanding common shares.

Exercise Price and Fair Market Value

The exercise price of any stock option shall in no circumstances be lower than the fair market value of the common shares on the date on which the stock option is granted.

Fair market value is based on the volume-weighted average trading price of the common shares on the New York Stock Exchange on the business day immediately preceding such date.

B1

SCHEDULE B SUMMARY OF NUTRIEN LONG-TERM INCENTIVE PLANS

Description of Stock Option Plan
Vesting	Stock options generally vest 25% on the first, second, third and fourth anniversaries of the date of grant.
Exercise Period and Term

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date. Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option. In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Settlement	Stock options may be settled by cash settlement or, if approved by the Corporation, by a broker-assisted “cashless exercise” or a “net exercise” arrangement.

Circumstances Involving Cessation of Entitlement to Participate in Stock Option Plan
Retirement

Stock options credited to the participant in the years before retirement continue to vest in accordance with their terms and must be exercised by the earlier of their scheduled expiry date and the end of the calendar month in which the 5th anniversary of the date of retirement occurs.

Stock options credited to the participant in the year of retirement, prorated to reflect the period between the start of the year of retirement and the month of retirement, continue to vest in accordance with their terms and must be exercised by the earlier of their scheduled expiry date and the end of the calendar month in which the 5th anniversary of the date of retirement occurs.

Resignation without Good Reason

Stock options credited to the participant that are unvested as of the termination date automatically terminate and are forfeited.

Stock options credited to the participant that are vested as of the termination date must be exercised by the earlier of their scheduled expiry date and the end of the 3rd calendar month following the termination date.

Termination without Cause or Resignation for Good Reason - No Change in Control Involved

Stock options credited to the participant as of the termination date that are unvested continue to vest until the earlier of their expiry date and the severance date, and must be exercised by the end of the 3rd calendar month following the severance date.

Change in Control

Stock options do not vest on a change in control unless:

•   the successor company fails to continue or substitute the stock options; or

•   the participant is terminated without cause or resigns for good reason within two years following the change in control.

Vested stock options must be exercised by their expiry date.

The HR&C Committee has the authority, in connection with a change in control, to accelerate vesting.

Termination with Cause	Stock options, vested or unvested, automatically terminate and are forfeited.

Other Elements of Stock Option Plan
Assignability

Stock options are non-transferable and non-assignable except as follows: non-U.S. taxpayers may transfer a stock option to i) a spouse, ii) a trustee acting on behalf of the participant, iii) a corporation, partnership or trust controlled by the participant or by their immediate family, iv) a legal representative controlled by the participant or their spouse, or v) registered retirement vehicles of the participant.

Financial Assistance	The Corporation does not provide financial assistance to plan participants in connection with the Stock Option Plan.
Recoupment	Stock options are subject to recoupment or clawback by the Corporation under the Recoupment Policy of the Corporation.

B2

SCHEDULE B SUMMARY OF NUTRIEN LONG-TERM INCENTIVE PLANS

Other Elements of Stock Option Plan
Adjustments	The Stock Option Plan includes adjustment provisions.
Trading Blackout

Where a stock option expires during, or within 10 business days after a trading blackout period imposed by the Corporation, then the stock option shall expire 10 days after the blackout period is lifted.

Amending Provisions

Subject to the restrictions below, the HR&C Committee may amend, suspend, or discontinue the Stock Option Plan, and amend or discontinue any stock options granted under the Stock Option Plan, at any time, provided that no such amendment may materially and adversely affect any previously granted stock option without the consent of the participant, except to the extent required by applicable law.

Without limiting the foregoing, the HR&C Committee can amend the Stock Option Plan, and the terms of any stock option granted under the Stock Option Plan, without obtaining shareholder approval, to:

•   amend the vesting provisions in circumstances involving the death, disability, retirement or termination of participants;

•   amend the provisions relating to a change in control;

•   amend the termination provisions (other than with respect to matters requiring shareholder approval as described below);

•   amend the eligibility requirements of eligible participants which would have the potential of broadening insider participation (other than to include non-executive directors as eligible participants that would require shareholder approval, as described below);

•   add any form of financial assistance;

•   amend a financial assistance provision which is more favorable to eligible participants; or

•   make other amendments of a housekeeping nature.

Shareholder approval is required to amend the Stock Option Plan to:

•   reduce the exercise price or cancel and reissue stock options or other entitlements so as to, in effect, reduce the exercise price;

•   change the manner of determining the exercise price so that the exercise price is less than the fair market value on the grant date;

•   extend the term of a stock option beyond its original expiry date (except as may be imposed by a trading blackout);

•   increase the fixed maximum number of common shares reserved for issuance (including to change from a fixed maximum number of shares to a fixed maximum percentage of shares);

•   revise the insider participation limits;

•   permit stock options to be transferred or assigned other than in accordance with the existing provisions;

•   include non-executive directors as eligible participants; or

•   amend the amending provisions.

Nutrien PSU/RSU Plan

The PSU/RSU Plan was implemented by the board effective January 1, 2018 to provide for awards of PSUs and RSUs of Nutrien. The following provisions apply in the event that the participant ceases to be entitled to participate in the PSU/RSU Plan.

B3

SCHEDULE B SUMMARY OF NUTRIEN LONG-TERM INCENTIVE PLANS

Circumstances Involving Cessation of Entitlement to Participate – PSUs
Retirement

PSUs credited to the participant in the years before retirement continue to vest and are settled and paid in cash at the end of the applicable performance period(s), based on actual achievement of the applicable performance metric for each performance period.

PSUs credited to the participant in the year of retirement, prorated to reflect the period between the start of the year of retirement and the month of retirement, continue to vest and are settled and paid in cash at the end of the applicable performance period(s), based on actual achievement of the applicable performance metric for each performance period.

Termination without Cause or Resignation for Good Reason – No Change in Control Involved

PSUs credited to the participant on the termination date, prorated to reflect the period between the start of the applicable performance period(s) and the month of the severance date, continue to vest and are settled and paid in cash at the end of the applicable performance period(s), based on actual achievement of the applicable performance metric for each performance period.

Change in Control

PSUs do not vest on a change in control unless:

•   the successor company fails to continue or substitute the PSUs, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested PSUs held by the participant in his or her account as of the date of the change in control; or

•   the participant is terminated without cause or resigns for good reason within two years of the change in control, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested PSUs held by the participant in his or her account as of the termination date.

The date of the change in control or the termination date (as applicable) is the measurement date for purposes of calculating performance. In each case vested PSUs are settled and paid in cash at the greater of target and actual achievement.

The HR&C Committee has the authority, in connection with a change in control, to accelerate vesting and settlement.

Circumstances Involving Cessation of Entitlement to Participate – RSUs
Retirement

RSUs credited to the participant in the years before retirement continue to vest and are settled and paid in cash at the end of the applicable restricted period(s).

RSUs credited to the participant in the year of retirement, prorated to reflect the period between the start of the year of retirement and the month of retirement, continue to vest and are settled and paid in cash at the end of the applicable restricted period(s).

Termination without Cause or Resignation for Good Reason – No Change in Control Involved

RSUs credited to the participant on the termination date, prorated to reflect the period between the start of the applicable restricted period(s) and the month of the severance date, continue to vest and are settled and paid in cash at the end of the applicable restricted period(s).

Change in Control

RSUs do not vest on a change in control unless:

•   the successor company fails to continue or substitute the RSUs, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested RSUs held by the participant in his or her account as of the date of the change in control; or

•   the participant is terminated without cause or resigns for good reason within two years of the change in control, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested RSUs held by the participant in his or her account as of the termination date.

The HR&C Committee has the authority, in connection with a change in control, to accelerate vesting and settlement.

B4

SCHEDULE C SUMMARY OF AGRIUM LEGACY LONG-TERM INCENTIVE PLANS

Schedule C – Summary of Agrium Legacy Long- term Incentive Plans

Effective as of the closing of the merger, the Corporation assumed the Legacy Long-term Incentive Plans of Agrium and the outstanding awards issued under the Legacy Long-term Incentive Plans. The following information relates to the Agrium Legacy Long-term Incentive Plans.

Agrium Legacy Stock Option / TSAR Plan

This section presents prescribed disclosure concerning Agrium’s Amended and Restated Stock Option / Tandem Stock Appreciation Rights (TSAR) Plan (the Agrium Legacy Stock Option Plan) as required under Form 51-102F5 — Information Circular and TSX Company Manual Section 613 — Security-Based Compensation Arrangements. The Agrium Legacy Stock Option Plan is Agrium’s only share-based compensation arrangement for purposes of the rules of the Toronto Stock Exchange.

No further awards may be issued under the Agrium Legacy Stock Option Plan. Legacy awards will continue to vest and be exercised or settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), following which the Agrium Legacy Stock Option Plan will be terminated.

The following information is given as of December 31, 2021. Outstanding awards denominated in Agrium common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 2.23 Nutrien common shares for every one Agrium common share.

Description of Agrium Legacy Stock Option Plan

Eligibility

Granted at the discretion of the board.

Eligible participants include:

•   for stock options granted on or before December 31, 2014, any officer or employee;

•   for stock options granted on and after January 1, 2015, executive officers; and

•   for stock options granted on and after January 1, 2016, executive officers or certain other members of senior leadership.

Non-executive directors are not eligible. No stock options are held by non-executive directors.

Number of Securities Issuable and Issued as at December 31, 2021

As at December 31, 2021, there were 558,423,544 outstanding common shares of Nutrien. As at December 31, 2021:

•   Plan Fixed Maximum – the total fixed maximum number of common shares issuable under the Agrium Legacy Stock Option Plan, including common shares that have been issued upon the exercise of stock options since inception of the Agrium Legacy Stock Option Plan, when combined with any other security-based compensation arrangement of the corporation, is 41,590,894 common shares, representing 7.45% of the common shares outstanding;

•   Total Stock Options Exercised Since Plan Inception – a total of 28,534,177 stock options have been exercised under the Agrium Legacy Stock Option Plan since its inception in 1994, representing 5.11% of the common shares outstanding;

•   Number of Common Shares Underlying Outstanding Stock Options – the total number of common shares issuable on the exercise of actual stock options that have been granted and remain outstanding under the Agrium Legacy Stock Option Plan is 1,161,519 common shares, representing in the aggregate 0.21% of the common shares outstanding; and

•   Number of Common Shares Available for Future Grants – the total number of common shares that remain available for future stock option grants is nil.

Common shares underlying stock options that are not exercised or that are terminated on the exercise of TSARs are not available for future stock option grants.

In 2021, no stock options were granted.

C1

SCHEDULE C SUMMARY OF AGRIUM LEGACY LONG-TERM INCENTIVE PLANS

Description of Agrium Legacy Stock Option Plan

Insider Participation Limits

The maximum number of common shares in respect of which stock options have been granted to any one optionee pursuant to any security-based compensation arrangement of the corporation and which remain outstanding shall not exceed 5% of the outstanding common shares as at the date of the grant of the stock option.

The maximum number of common shares which are issuable to insiders at any time pursuant to any security-based compensation arrangement of the corporation shall not exceed 10% of the common shares as at the date of the grant of the stock option.

The maximum number of common shares which may be issued to insiders within a one-year period pursuant to any security-based compensation arrangement of the corporation shall not exceed 10% of the outstanding common shares as at the date of the grant of the stock option.

The maximum number of common shares which may be issued to any one insider within a one-year period pursuant to any security-based compensation arrangement of the corporation shall not exceed 5% of the outstanding common shares as at the date of the grant of the stock option.

Exercise Price

The board can determine the exercise price. Where not determined, the exercise price will be the closing price on the NYSE in U.S. dollars on the last day preceding the date of grant.

In no circumstance may the exercise price be lower than the market price of the common shares on the date of the grant of the stock options.

Vesting	Unless otherwise determined by the board at the time of grant, stock options vest 25% on the first, second, third and fourth anniversaries of the date of grant.

Exercise Period and Term

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date. Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option.

In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Calculating Market Appreciation of TSARs

Stock options granted on or before December 31, 2014 may be granted with TSARs. The ability to grant TSARs with stock options was eliminated effective January 1, 2015.

Where TSARs are exercised by the optionee, a cash amount (less withholdings) is payable to the optionee equal to the appreciation in value of the underlying common shares between the day of grant and the day of exercise. The amount payable on exercise of a TSAR is different for non-U.S. and U.S. taxpayers. For non-U.S. taxpayers, the amount payable is the highest price on the day of exercise. For U.S. taxpayers, the amount payable is the closing price on the day of exercise. On exercise of a TSAR, the related option is cancelled.

Ability to Transform Stock Options to SARs	Stock options may not be transformed by the corporation into TSARs involving the issuance of securities from treasury.

Circumstances Involving Cessation of Entitlement to Participate - For Stock Options Granted On or Before December 31, 2012

Mandatory Retirement Before Age 65	Stock options continue to vest in accordance with their terms and must be exercised by the earlier of the expiry date and four years following the date of mandatory retirement.
Retirement Age 60 or Older	Stock options continue to vest in accordance with their terms and must be exercised by their expiry date.

C2

SCHEDULE C SUMMARY OF AGRIUM LEGACY LONG-TERM INCENTIVE PLANS

Circumstances Involving Cessation of Entitlement to Participate - For Stock Options Granted On or Before December 31, 2012

Retirement Age 55 to 59 (with 20 years’ service)	Stock options continue to vest in accordance with their terms and must be exercised by the earlier of the expiry date and four years following the date of retirement.

Retirement Age 55 to 59 (without 20 years’ service)	Stock options continue to vest for 60 days post-retirement in accordance with their terms and must be exercised by the earlier of the expiry date and four years following the date of retirement.

Resignation without Good Reason

Stock options continue to vest for 60 days following the date of resignation in accordance with their terms and must be exercised by the earlier of the expiry date and 60 days following the date of resignation.

Termination without Cause (Including Constructive Dismissal) – Not Involving a Change in Control	Stock options vest on the date of termination in accordance with their terms and must be exercised by the earlier of the expiry date and one year following the severance date.

Change in Control

Stock options vest at the time of the change in control and must be exercised by the earlier of the expiry date and any expiry date set by a resolution of the board. However, all stock options granted on or before December 31, 2012 had already vested prior to the merger.

Termination with Cause or any Other Termination, other than upon a Change in Control

Unvested stock options continue to vest for 60 days following termination in accordance with their terms and must be exercised by the earlier of the expiry date and 60 days following the date of termination.

Circumstances Involving Cessation of Entitlement to Participate - For Stock Options Granted On or After January 1, 2013
Retirement Age 60 or Older	Stock options continue to vest in accordance with their terms and must be exercised by their expiry date.

Retirement Age 55 to 59	Unvested stock options as of the date of retirement are forfeited. Vested options must be exercised by the earlier of the expiry date and five years following the date of retirement.

Resignation without Good Reason	Unvested stock options as of the date of retirement are forfeited. Vested stock options must be exercised by the earlier of the expiry date and 90 days following the date of resignation.

Termination without Cause (Including Constructive Dismissal) – Not Involving a Change in Control	Unvested stock options continue to vest until the severance date. Vested stock options must be exercised by the earlier of the expiry date and 90 days following the severance date.
Change in Control

Stock options do not vest on change in control unless:

•   the successor company fails to continue or substitute the stock options; or

•   the stock options are continued or substituted and the optionee is terminated without cause or resigns for good reason within two years following the change in control.

Vested stock options must be exercised by their expiry date.

Termination with Cause	All vested and unvested stock options as of the date of termination are forfeited.

C3

SCHEDULE C SUMMARY OF AGRIUM LEGACY LONG-TERM INCENTIVE PLANS

Other Elements of Agrium Legacy Stock Option Plan

Assignability

Stock options are non-transferable and non-assignable except as follows: non-U.S. taxpayers may transfer a stock option to i) a spouse, ii) a trustee acting on behalf of the optionee, iii) a corporation, partnership or trust controlled by the optionee or by the optionee’s immediate family, iv) a legal representative controlled by the optionee or optionee’s spouse, or v) registered retirement vehicles of the optionee.

Amending Procedure

Subject to the restrictions below, the board may amend, suspend, or discontinue the Plan, and amend or discontinue any Options granted under the Plan, at any time, provided that no such amendment may alter or impair any previously granted Option without the consent of the holder. Without limiting the foregoing, the board can amend the Plan, and the terms of any stock option granted under the Plan, without obtaining shareholder approval, to:

•   amend the vesting provisions in circumstances involving the retirement, termination, death, or disability of optionees;

•   amend the provisions relating to a change in control;

•   amend the termination provisions (other than to extend the expiry date of the term (except as may be imposed by a trading blackout) in circumstances that would require shareholder approval, as described below);

•   amend the eligibility requirements of eligible participants which would have the potential of broadening insider participation (other than to include non-executive directors as eligible participants that would require shareholder approval, as described below);

•   add any form of financial assistance;

•   amend a financial assistance provision which is more favourable to eligible participants;

•   add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying common shares from the reserved common shares;

•   add a deferred or restricted share unit or any other provision which results in eligible participants receiving securities while no cash consideration is received by the corporation; or

•   make other amendments of a housekeeping nature.

Shareholder approval is required to amend the Agrium Legacy Stock Option Plan to:

•   increase the share reserve (including to change from a fixed maximum number of shares to a fixed maximum percentage of shares);

•   change the manner of determining the exercise price so that it is below the market price at grant;

•   include non-executive directors as eligible participants;

•   amend the assignment and transfer provisions; or

•   amend the amending provisions.

Shareholder approval is required to amend stock options granted under the Agrium Legacy Stock Option Plan to:

•   reduce the exercise price or cancel and reissue stock options so as to, in effect, reduce the exercise price;

•   extend the expiry date of the term (except as may be imposed by a trading blackout); and

•   permit stock options to be transferred or assigned other than in accordance with the existing provisions.

C4

SCHEDULE C SUMMARY OF AGRIUM LEGACY LONG-TERM INCENTIVE PLANS

Other Elements of Agrium Legacy Stock Option Plan
Financial Assistance	The Corporation does not provide financial assistance to participants in relation to stock options.
Recoupment	Stock options are subject to recoupment or clawback by the Corporation.
Adjustments

The number of stock options granted may be adjusted in the event of a corporate reorganization or change in control.

With respect to stock options granted on or before December 31, 2012, the optionee may vote or otherwise participate in change in control transactions on the same basis as if their vested and unvested Options had been exercised.

The board has the authority, in connection with a change in control transaction, to accelerate vesting in order to permit optionees to exercise all of their stock options subject to and conditional upon the completion of such transaction.

Trading Blackout	Where the stock option expires during, or within five trading days after a trading blackout period, then the stock option shall expire 10 days after the blackout period is lifted.

Agrium Legacy Stock Appreciation Rights (SAR) Plan

This section describes certain provisions of Agrium’s Amended and Restated Stock Appreciation Rights (SAR) Plan (the Agrium Legacy SAR Plan), pursuant to which senior executives and senior leaders outside of Canada received stand-alone SARs (instead of stock options) which gave the holder the right to receive, on exercise of the SAR, a cash amount (less withholdings) equal to the appreciation in value of the underlying common shares between the day of grant and the day of exercise.

No further awards may be issued under the Agrium Legacy SAR Plan. Legacy awards will continue to vest and be exercised or settled until all SARs are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), following which the Agrium Legacy SAR Plan will be terminated.

Description of Agrium Legacy SAR Plan

Eligibility	Granted at the discretion of the board. Eligible participants are officers and employees.
Exercise Price

The board can determine the exercise price. Where not determined, the exercise price will be the closing price on the NYSE in U.S. dollars on the last day preceding the date of grant.

In no circumstance may the exercise price be lower than the market price of the common shares on the date of the grant of the SAR.

Vesting	Unless otherwise determined by the board at the time of grant, SARs vest 25% on the first, second, third and fourth anniversaries of the date of grant.
Term	Unless otherwise determined by the board at the time of grant, SARs expire 10 years from the date the SARs are granted.

Circumstances Involving Cessation of Entitlement to Participate

Vesting and expiry provisions in the Agrium Legacy SAR Plan applicable for SAR holders who leave the corporation are materially the same as those that apply under the Agrium Legacy Stock Option Plan described above.

C5

SCHEDULE D SUMMARY OF POTASHCORP LEGACY LONG-TERM INCENTIVE PLANS

Schedule D – Summary of PotashCorp Legacy Long-term Incentive Plans

Effective as of the closing of the merger, the Corporation assumed the legacy Incentive Compensation Plans of PotashCorp and the outstanding awards issued under the Legacy Long-term Incentive Plans. The following information relates to the Legacy Long-term Incentive Plans of PotashCorp.

PotashCorp Legacy 2016 Long-Term Incentive Plan

This section presents prescribed disclosure concerning PotashCorp’s 2016 Long-Term Incentive Plan (the PotashCorp Legacy 2016 LTIP) as required under Form 51-102F5—Information Circular and TSX Company Manual Section 613—Security-Based Compensation Arrangements. The PotashCorp Legacy 2016 LTIP is a share-based compensation arrangement for purposes of the rules of the Toronto Stock Exchange.

No further awards may be issued under the PotashCorp Legacy 2016 LTIP. Legacy awards will continue to vest and be exercised or settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), and all PSUs are settled, expire or are terminated in accordance with their terms (the last performance cycle ended December 31, 2019), following which the PotashCorp Legacy 2016 LTIP will be terminated.

The following information is given as of December 31, 2021. Outstanding awards denominated in PotashCorp common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 0.4 Nutrien common shares for every one PotashCorp common share.

Description of PotashCorp Legacy 2016 LTIP
Eligibility

Officers and employees are eligible to participate in the PotashCorp Legacy 2016 LTIP if selected by the PotashCorp HR&C Committee.

Non-executive directors, non-employee contractors and third-party vendors are not eligible to participate in the PotashCorp Legacy 2016 LTIP.

Types of Awards	The 2016 LTIP provides for awards of stock options and PSUs.

Stock Options:

•   Form of Payment: Stock options to purchase treasury common shares at the exercise price (which shall not be less than the Fair Market Value) determined at the date of grant.

•   Exercise Period / Performance Period: Stock options generally vest in full on the third anniversary of the grant date.

PSUs:

•   Form of Payment: PSUs are settled in treasury common shares, cash or a combination of both.

•   Exercise Period / Performance Period: Determined by the PotashCorp HR&C Committee.

Number of Securities Issuable and Issued as at December 31, 2020

As at December 31, 2021, there were 558,423,544 outstanding common shares of Nutrien. As at December 31, 2021:

•   Plan Fixed Maximum – the total fixed maximum number of common shares issuable under the PotashCorp Legacy 2016 LTIP, including common shares that have been issued upon the exercise of stock options and settlement of PSUs since inception of the PotashCorp Legacy 2016 LTIP, is 8,400,000 common shares, representing 1.50% of the common shares outstanding;

•   Total Stock Options Exercised and PSUs Settled Since Plan Inception – 1,271,628 stock options have been exercised and 59,137 PSUs have been settled (of which none were settled in cash and 59,137 were settled in common shares) under the PotashCorp Legacy 2016 LTIP since its inception in 2016, representing 0.24% of the common shares outstanding;

D1

SCHEDULE D SUMMARY OF POTASHCORP LEGACY LONG-TERM INCENTIVE PLANS

Description of PotashCorp Legacy 2016 LTIP

•   Number of Common Shares Underlying Outstanding Stock Options– the total number of common shares issuable on the exercise of actual stock options that have been granted and remain outstanding under the PotashCorp Legacy 2016 LTIP is 381,729 common shares, representing 0.07% of the common shares outstanding; and

•   Number of Common Shares Available for Future Grants – the total number of common shares that remain available for future stock option and PSU grants is nil.

Common shares underlying stock options that are not exercised are not available for future stock option grants.

In 2021, no stock options were granted.

Insider Participation Limits

No awards will be granted to insiders if such awards, together with any other security based compensation arrangements of the Corporation, could result in:

•   the number of common shares issuable to insiders at any time under the security based compensation arrangements of the Corporation exceeding 10% of the issued and outstanding common shares; or

•   the issuance to insiders under the security based compensation arrangements of the Corporation, within any one year period, of a number of common shares exceeding 10% of the issued and outstanding common shares.

Subject to an adjustment provision, no participant will be granted stock options, in the aggregate, for more than 300,000 common shares during any calendar year.

Fair Market Value

Fair market value is generally the closing price of a common share on the TSX or the NYSE (for participants resident in the U.S. or others designated by the PotashCorp HR&C Committee) on the trading day immediately prior to the date on which fair market value is determined.

Exercise Price

The PotashCorp HR&C Committee can determine the exercise price of the stock options.

In no circumstance may the exercise price be lower than the fair market value of the common shares on the date of the grant of the stock options.

Vesting	Stock options generally vest in full on the third anniversary of the grant date.
Exercise Period, Term and Manner of Exercise

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date. Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option. In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Stock options may be exercised:

•   by cash settlement;

•   if permitted by the Corporation, by a broker-assisted “cashless exercise” arrangement; or

•   if permitted by the Corporation, by a “net exercise” arrangement.

Circumstances Involving Cessation of Entitlement to Participate – Stock Options
Retirement

Unvested stock options as of the date of retirement continue to vest to the end of the 36th month following the calendar month of the date of retirement.

Vested stock options, including those that vest post-retirement, must be exercised by the earlier of their scheduled expiry date and the end of the 36th calendar month following the calendar month of the date of retirement.

D2

SCHEDULE D SUMMARY OF POTASHCORP LEGACY LONG-TERM INCENTIVE PLANS

Circumstances Involving Cessation of Entitlement to Participate – Stock Options
Termination without Cause - Not Involving a Change in Control	Vested stock options as of the date of termination must be exercised by the earlier of the expiry date and the end of the 3rd calendar month following the calendar month of the date of termination.
Change in Control

Stock options do not vest on change in control unless:

•   the successor company fails to continue or substitute the stock options; or

•   the stock options are continued or substituted and the optionee is terminated without cause or resigns for good reason within two years following the change in control.

Vested stock options must be exercised during the period ending at the end of the third calendar month following the calendar month of the event.

Termination with Cause

Vested stock options as of the date of termination are exercisable until the earlier of their scheduled expiry date and the end of the calendar month following the calendar month of the date of termination.

Description of PSUs under PotashCorp Legacy 2016 LTIP
Performance Metrics and Performance Period

The PotashCorp HR&C Committee determines the performance metrics and the performance period that apply to each grant of PSUs, and the formula for determining the number of PSUs that will be earned if performance is at or above the minimum or threshold level of performance or is at or above the target levels of performance, but falls short of maximum achievement.

Vesting

PSUs generally vest at the completion of the performance period. Following each performance period, the performance criteria will be measured and the formula will be applied to calculate the number of PSUs that vest (if any).

Settlement	At the end of the performance period, each vested PSU shall be paid in cash, in common shares, or a combination of both.

Circumstances Involving Cessation of Entitlement to Participate – PSUs
Retirement

PSUs held by the participant continue to vest pro-rata and are settled and paid at the end of the applicable performance periods(s), based on actual achievement of the applicable performance metric for each performance period.

Termination without Cause - Not Involving a Change in Control

PSUs held by the participant continue to vest pro-rata and are settled and paid at the end of the applicable performance periods(s), based on actual achievement of the applicable performance metric for each performance period.

Change in Control

PSUs do not vest on a change in control unless:

•   the surviving or successor company fails to continue or assume the PSUs, or replace the PSUs with an equivalent award; or

•   the PSUs are continued, assumed or replaced and the PSU holder is terminated without cause or resigns for good reason within two years of the change in control.

The date of the change in control or the date of termination (as applicable) is the early measurement date for purposes of calculating performance.

In each case vested PSUs are settled and paid in cash at the greater of target and actual achievement.

Other Elements of PotashCorp Legacy 2016 LTIP
Assignability	PSUs are not assignable except as may be provided in a participant’s award agreement or, at the election of the PotashCorp HR&C Committee, awards may be assigned to a permitted assignee.

D3

SCHEDULE D SUMMARY OF POTASHCORP LEGACY LONG-TERM INCENTIVE PLANS

Other Elements of PotashCorp Legacy 2016 LTIP
Amending Procedure

Subject to the restrictions below and compliance with the rules of the TSX and NYSE, the board may amend, suspend, or terminate the PotashCorp Legacy 2016 LTIP or the terms of any previously granted award without obtaining approval of the shareholders of the Corporation. Without limiting the foregoing, the board can amend the PotashCorp Legacy 2016 LTIP without obtaining shareholder approval to make:

•   “housekeeping” amendments;

•   amendments to the vesting provisions; and

•   amendments necessary to comply with law, stock exchange rules or any other regulatory body.

Shareholder approval is required to amend the PotashCorp Legacy 2016 LTIP or an award agreement to:

•   increase the maximum number of common shares that may be issued;

•   reduce the exercise price of an outstanding stock option (including by cancelling stock options in exchange for cash, PSUs, or stock options with a lower exercise price);

•   extend the term of any stock option beyond 10 years (except in the event of a black-out period) or the date a stock option would otherwise expire;

•   amend the PotashCorp Legacy 2016 LTIP to allow a stock option to have a term of greater than 10 years (except in the event of a blackout period);

•   increase or delete the percentage limits on common shares issued or issuable to insiders;

•   increase or delete the limits on common shares that may be issuable in any one calendar year to a participant;

•   expand the assignment provisions;

•   permit non-executive directors to participate in the PotashCorp Legacy 2016 LTIP or otherwise add to the categories of participants who may participate in the PotashCorp Legacy 2016 LTIP; and

•   amend the provisions with respect to permissible amendments.

No amendment or termination of the PotashCorp Legacy 2016 LTIP or any award agreement will be made if it would adversely affect the existing rights of a participant under the PotashCorp Legacy 2016 LTIP or any award agreement without the participant’s written consent, unless the Corporation chooses to acquire such rights at fair market value as described in the PotashCorp Legacy 2016 LTIP.

Financial Assistance	The Corporation does not provide financial assistance to participants in relation to stock options or PSUs.
Recoupment	Participants and awards under the PotashCorp Legacy 2016 LTIP are subject to the terms of the Corporation’s Policy on Recoupment of Unearned Compensation.
Adjustments	The PotashCorp Legacy 2016 LTIP includes adjustment provisions.
Trading Blackout

Where a stock option expires during, or within 10 trading days after a trading blackout period, the expiration date of the stock option will be automatically extended to the 10th trading day after the end of the blackout period.

PotashCorp Legacy Performance Options Plans

This section presents prescribed disclosure concerning PotashCorp’s 2009 Performance Stock Option Plan, the 2010 Performance Stock Option Plan, the 2011 Performance Stock Option Plan, the 2012 Performance Stock Option Plan, the 2013 Performance Stock Option Plan, the 2014 Performance Stock Option Plan, and the 2015 Performance Stock Option Plan (collectively, the PotashCorp Legacy Performance Option Plans) as required under Form 51-102F5 - Information

D4

SCHEDULE D SUMMARY OF POTASHCORP LEGACY LONG-TERM INCENTIVE PLANS

Circular and TSX Company Manual Section 613 - Security-Based Compensation Arrangements. The PotashCorp Legacy Performance Option Plans are share-based compensation arrangements for purposes of the rules of the Toronto Stock Exchange.

No further awards may be issued under the PotashCorp Legacy Performance Option Plans. Legacy awards will continue to vest and be exercised and settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2025), following which the PotashCorp Legacy Performance Option Plans will be terminated.

The following information is given as of December 31, 2021. The provisions of each PotashCorp Legacy Performance Option Plan are substantially the same for purposes of this disclosure and accordingly the PotashCorp Legacy Performance Option Plans are treated below as one plan. Outstanding awards denominated in PotashCorp common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 0.4 Nutrien common shares for every one PotashCorp common share.

Description of PotashCorp Legacy Performance Option Plans

Eligibility	The eligibility requirements in the PotashCorp Legacy Performance Option Plans are substantially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Number of Securities Issuable and Issued as at December 31, 2021

As at December 31, 2021, there were 558,423,544 issued and outstanding common shares of Nutrien. As at December 31, 2021:

•   Plan Fixed Maximum – the total fixed maximum number of common shares issuable under PotashCorp Legacy Performance Option Plans, including common shares that have been issued upon the exercise of stock options under the PotashCorp Legacy Performance Option Plans, is 6,365,900 common shares, representing 1.14% of the common shares outstanding;

•   Total Stock Options Exercised Since Plan Inception – a total of 205,050 stock options have been exercised under the PotashCorp Legacy Performance Option Plans, representing 0.04% of the common shares outstanding;

•   Number of Common Shares Underlying Outstanding Stock Options under the PotashCorp Legacy Performance Option Plan – the total number of common shares issuable on the exercise of actual stock options that have been granted and remain outstanding under the PotashCorp Legacy Performance Option Plan is 1,098,494 common shares, representing in the aggregate 0.20% of the common shares outstanding; and

•   Number of Common Shares Available for Future Grants – the total number of common shares that remain available for future stock option is nil.

Common shares underlying stock options that are not exercised or that are terminated are not available for future stock option grants.

In 2021, no stock options were granted under any of the PotashCorp Legacy Performance Option Plans.

Insider Participation Limits	The plan limits in the PotashCorp Legacy Performance Option Plans are substantially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Fair Market Value

The calculation of fair market value under in the PotashCorp Legacy Performance Option Plans is substantially the same as the calculation of fair market value under the PotashCorp Legacy 2016 LTIP described above.

D5

SCHEDULE D SUMMARY OF POTASHCORP LEGACY LONG-TERM INCENTIVE PLANS

Description of PotashCorp Legacy Performance Option Plans

Exercise Price	Each stock option grant specifies the exercise price. In no circumstance may the exercise price be lower than the fair market value of the common shares on the date of the grant of the stock options.

Performance Metrics and Performance Period

The PotashCorp HR&C Committee determines the performance metrics that apply to each grant of stock options over a 3-year performance period. The formula for determining the number of stock options that will be earned if performance is at or above the minimum or threshold level of performance or is at or above the target levels of performance, but falls short of maximum achievement, is based on cash flow return on investment and weighted average cost of net debt and equity capital.

Vesting

Stock options generally vest over the 3-year performance period. Following each performance period, the performance criteria will be measured and the formula will be applied to calculate the number of stock options that vest (if any).

Exercise Period and Term

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date. Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option.

In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Circumstances Involving Cessation of Entitlement to Participate

Retirement

Unvested stock options as of the date of retirement continue to vest to the end of the 36th month following the calendar month of the date of retirement.

Vested stock options, including those that vest post-retirement, must be exercised by the earlier of their scheduled expiry date and the end of the 36th calendar month following the calendar month of the date of retirement.

Termination without Cause - Not Involving a Change in Control	Vested stock options as of the date of termination must be exercised by the earlier of the expiry date and the end of the 3rd calendar month following the calendar month of the date of termination.

Change in Control

Stock options do not vest on change in control unless:

•   the successor company fails to continue or substitute the stock options; or

•   the stock options are continued or substituted and the optionee is terminated without cause or resigns for good reason within two years following the change in control.

Termination with Cause

Vested stock options as of the date of termination are exercisable until the earlier of their scheduled expiry date and the end of the calendar month following the calendar month of the date of termination.

Other Elements of PotashCorp Legacy Performance Option Plans

Assignability	The assignability provisions in the PotashCorp Legacy Performance Option Plans are materially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Amending Procedure	The amending provisions in the PotashCorp Legacy Performance Option Plans are materially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Financial Assistance	The Corporation does not provide financial assistance to participants in relation to stock options.

Recoupment	Stock options are subject to recoupment or clawback by the Corporation.

Adjustments	The PotashCorp Legacy Performance Option Plans include adjustment provisions.

Trading Blackout	The provisions relating to trading blackouts in the PotashCorp Legacy Performance Option Plans are materially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

D6

SCHEDULE E BOARD ORIENTATION AND CONTINUING EDUCATION

Schedule E – Board Orientation and Continuing Education

In addition to full board or committee educational sessions that occurred during 2021, one or more directors attended the following board orientation or education meetings.

Event/Topic	Presented/Hosted By

January 2021

Caldwell Leadership Roundtable Series	Caldwell

LCDA Board Ready Institute Mentoring Program	Latino Corporate Directors Association

The Board’s Role in Digital Transformation	CPA Canada

Governance of Artificial Intelligence – A Board Primer	Institute of Corporate Directors

Future of Work and the Workforce	Institute of Corporate Directors

Behind the Scenes on TCFD Reporting: Tackling Key Issues	Global Risk Institute

The Board’s Role in Digital Transformation	KPMG

The 2021 Strategy Imperative	Deloitte

Governance of Artificial Intelligence: A Board Primer	Institute of Corporate Directors

What Directors Should Know About the Social Purpose Beyond Profit Debate	Institute of Corporate Directors

Economic Webcasts for the Boardroom: US Economic Post-Election Outlook	Deloitte

Eurasia Group’s Top Risks Report 2021—A Board Lens	KPMG

Economic Insights for Board Directors	Deloitte

February 2021

Perspectives: The Future of International Trade	CIBC

Nutrien Board Meeting Guest Speaker ESG Global Advisors	Nutrien

Building a Future of Work That Works for All and the Board’s Governance Role	Deloitte Podium Club

The Future of Agriculture	University of British Columbia

Economic Insights for Board Directors	Deloitte

March 2021

ESG Continuous Learning Cohort	National Association of Corporate Directors

Transition Risk and the Road to Net Zero	Global Risk Institute

Event/Topic	Presented/Hosted By

Lessons from the Chair: A Decade of Climate Risk and Opportunity with Richard Gillingwater	Chapter Zero/Fidelio

Post-SolarWinds, What’s Next for Cybersecurity?	National Association of Corporate Directors

ESG Ratings	Canadian Directors Network

April 2021

F-500 Nominating/ Governance Committee Chair Advisory Council	National Association of Corporate Directors

Employees Working from Anywhere, Everywhere, All the Time: Why Boards Need to Have Their Finger on The Pulse	Institute of Corporate Directors

Five Risks for the Board to Focus on in 2021	PWC

How Innovative Technology is Transforming Agriculture System and Enabling Independence	BMO Think Series

Tech Fluency for Boards Session 2: Cyber and Risk Management	Deloitte

Is Your Board Ready for The Next Crisis? What 2020 Has Taught Us	Institute of Corporate Directors

Board-Management Dynamics During Unprecedented Times	Institute of Corporate Directors

ESG, Human Capital Management and the Public Markets Impact on Compensation and Rewards	KPMG

May 2021

ESG Director Briefing Climate Governance	National Association of Corporate Directors

Canada’s Transition to Net Zero: Directors’ Roundtable	CPA Canada

The Board’s Role in Social Impact Initiatives: Opportunities and Risks	Institute of Corporate Directors

The Environmental Impact of Ocean Plastics and the Commercial Solutions	JP Morgan Private Bank

In Depth Discussion on Hydrogen	Bank of Montreal

The Power of Trust	Deloitte

Collaborating with Indigenous Peoples and the Board’s Role	Institute of Corporate Directors

E1

SCHEDULE E BOARD ORIENTATION AND CONTINUING EDUCATION

Event/Topic	Presented/Hosted By

June 2021

Institute of Corporate Directors Conference	Institute of Corporate Directors

CIBC Sustainable Finance Roundtable	CIBC

Nutrien ESG Presentation	Nutrien

J.P. Morgan Board Summit	J.P. Morgan

The Board’s Role for ESG	KPMG

Credit Suisse Sustainability Week	Credit Suisse

NACD Director Certification Exam	National Association of Corporate Directors

26th Annual Stanford Director’s College Online	Stanford

ESG Governance Workshop	National Association of Corporate Directors

The Board’s Role for ESG	KPMG

Audit Committee Forum	CPAB

“Can I Pay the Ransom?” Cyber Update	KPMG

July 2021

F-500 Joint Advisory Council	National Association of Corporate Directors

Legal Primer on Climate Change: Directors’ Duties and Disclosure Obligations	Institute of Corporate Directors

Chair as Chief Reputation Officer	Fidelio

The Tech-Savvy Board	Deloitte

August 2021

NACD Master Class Panelist on CEO Succession	National Association of Corporate Directors

How Do We Have A More Productive Compensation Committee Conversation About ESG	National Association of Corporate Directors

September 2021

Deloitte Climate Series: Exploring Solutions for Decarbonizing Transport	Deloitte

You Can’t Go Green Without the Blue	KPMG

Event/Topic	Presented/Hosted By

Identifying and Addressing Board	Canadian Directors

Blind Spots	Network

Economic Outlook for Directors	Deloitte

October 2021

Board Oversight of Cybersecurity	Institute of Corporate Directors

Small Cap Forum Panelist – Committee Issues	National Association of Corporate Directors

SHE Summit	Nutrien

Rethinking Risk Management Towards Resiliency & the Role of Insurance	Institute of Corporate Directors

The Sacred Board Task: Selecting the Next CEO	Deloitte

November 2021

F-500 Nominating/ Governance Committee Chair Advisory Council	National Association of Corporate Directors

Board Oversight of Climate Change Course	Institute of Corporate Directors

Investor Expectations on ESG With Insights From The 2020 Proxy Season	Global Risk Institute

The Future Evolution of ESG	Deloitte Podium Club

The Future Evolution of ESG	Deloitte

Economic Outlook for Directors	Deloitte

Tax Incentives to Unlock Private Capital for Climate Change	Global Risk Institute

Tech Savvy Boards: Fresh Perspectives on Technology	Deloitte

December 2021

Value Reporting Foundation Symposium	Value Reporting Foundation

Economics & Trade: The Post-Pandemic Economy, Growth, and Inflation	Deloitte

CPAB Financial Industry Forum	CPAB

Directors’ Series for Audit Committees Roundtable Discussion: Communicating Value Creation	Deloitte

E2

Any questions and requests for assistance may be directed to the

Strategic Shareholder Advisor and Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleadvisors.com

North American Toll-Free Phone:

1-866-581-0507

Email: contactus@kingsdaleadvisors.com

Facsimile: 416-867-2271

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Outside North America, Banks and Brokers Call Collect: 416-867-2272